As filed with the Securities and Exchange Commission on March 6, 2012

Registration No. 333-178648

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

DIGITAL CINEMA DESTINATIONS CORP.
 (Exact name of registrant as specified in its charter)

Delaware	7830	27-3164577
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

250 East Broad Street
Westfield, New Jersey 07090
(908) 396-1362
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph L. Cannella	Richard H. Gilden
Eaton & Van Winkle LLP	Kramer Levin Naftalis & Frankel LLP
Three Park Avenue, 16th floor	1177 Avenue of the Americas
New York, New York 10016	New York, New York 10036
(212) 561-3633	(212) 715-9486

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be	Amount to be	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering	Amount of Registration
Registered	Registered	Per Share	Price (1)(2)	Fee (3)

Class A Common Stock par value $0.01			$ _________	$3,294.75

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 (the “Securities Act”), based on a proposed aggregate offering price of $25.0 million and a $3.75 million over-allotment option.

(2) Includes_______ Class A common stock which may be issuable pursuant to the exercise of a 45-day option granted to the underwriter by the registrant to cover over-allotments, if any.

(3) This amount was previously paid.
________

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated March 6, 2012

PROSPECTUS

Shares

Digital Cinema Destinations Corp.

Class A Common Stock

This is our initial public offering.  We are offering          shares of Class A common stock.

We expect the public offering price to be between $    and $    per share. Currently, no public market exists for the shares. We have applied to list our Class A common stock on The NASDAQ Capital Market under the symbol “DCIN.”
_________________________________________________

Following this offering, we will have two classes of outstanding common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and will be convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately    % of the voting power of our outstanding capital stock following this offering.
_________________________________________________

Investing in our Class A common stock involves a high degree of risk.
See “Risk Factors” beginning on page 9.
_________________________________________________

	Per Share	Total
Public offering price
Underwriting discount (1)
Proceeds to us (before expenses)

(1) See "Underwriting" for a description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional       shares of Class A common stock, less the underwriting discount, within 45 days from the date of this prospectus to cover overallotments.

We have also agreed to issue one of the underwriters a warrant to purchase up to 1% of the shares of Class A common stock sold in this offering. The warrant will have an exercise price equal to 110% of the offering price of the shares of Class A common stock sold in this offering.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about      , 2012.
_________________________________________________

Joint Book-Running Managers

DOMINICK & DOMINICK LLC	MAXIM GROUP LLC
 _________________________________________________

The date of this prospectus is       , 2012.

Prospectus Summary	1

The Offering	5

Historical Consolidated Financial and Operating Data and Summary Unaudited Pro Forma Combined Data	7

Risk Factors	9

Special Note Regarding Forward-Looking Statements	19

Use of Proceeds	20

Dilution	20

Dividend Policy	21

Capitalization	21

Unaudited Pro Forma Combined Financial Information	23

Management’s Discussion and Analysis of Financial Condition and Results of Operations	31

Business	47

Directors and Executive Officers	62

Director Compensation	65

Executive Compensation	66

Security Ownership of Certain Beneficial Owners and Management	69

Related Party Transactions	71

Description of Capital Stock	71

Shares Eligible For Future Sale	74

Underwriting	75

Legal Matters	78

Experts	78

Where You Can Find More Information	78

Index to Financial Statements	F-1

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

i

Market Data and Industry Information

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts, the National Association of Theatre Owners, the Motion Picture Association of America (the “MPAA”) and publications such as Film Journal International, Box Office Magazine and Variety, as well as our own estimates and research. None of the independent industry publications used in this prospectus were prepared on our behalf, and none of the sources cited in this prospectus have consented to the inclusion of any data from its reports, nor have we sought consent from any of them.  Although we believe that the sources are reliable, we have not independently verified market industry data provided by third parties or by industry or general publications.  Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources.  While we are not aware of any misstatements regarding any industry data presented by this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As used in this prospectus, unless the context otherwise requires, the words the “Company,” "Digiplex", “we”, “our”, “us” and “Successor” and words of similar import refer to Digital Cinema Destinations Corp. and its subsidiaries, references to “Cinema Centers” refer to Cinema Supply, Inc., and references to "Lisbon Cinema" refer to Lisbon Theaters Inc. As used in this prospectus, the word “Predecessor” refers to two movie theatres located in Westfield and Cranford, New Jersey which we acquired on December 31, 2010.  As used in this prospectus, the term “pro forma” refers to, in the case of pro forma financial information, such information after giving pro forma effect to: (1) our planned acquisition of five Cinema Centers theatres, (2) our planned acquisition of the Lisbon Cinema theatre and (3) this offering and the use of the proceeds therefrom (collectively referred to as the “Transactions”).

Our Company

Digital Cinema Destinations Corp. is a fast-growing motion picture exhibitor dedicated to transforming movie theatres into digital entertainment centers. Pro forma for the Transactions, we will own and operate 85 screens in nine theatres, up from our current 19 screens in three theatres prior to our planned acquisitions. Our goal is to own and operate at least one theatre in each of approximately 100 locations throughout the United States, which, depending on the number of screens in each theatre, may approximate 1,000 screens.

Acquisitions of historically cash flow positive theatres are a key component of our strategy. We intend to create an all-digital national footprint by selectively pursuing multi-screen theatre acquisition opportunities that meet our strategic and financial criteria. We expect to upgrade the theatres to digital platforms if they have not already been upgraded. We believe that an all-digital theatre circuit serves as the backbone for creating a more entertaining movie-going experience, providing us with significantly greater programming flexibility and enabling us to achieve increased operating efficiencies. We believe that through a combination of operating practices, enhanced productivity resulting from the management of the new digital platforms and increased alternative content supplementing the traditional theatrical exhibition schedule, we can produce improved financial results and customer experiences. We can not assure you, however, that we will accomplish these goals. See “Risk Factors”.

We currently operate theatres located in Westfield, New Jersey (the “Rialto”), Cranford, New Jersey (the “Cranford”) and Bloomfield, Connecticut (the “Bloomfield 8”), consisting of three theatres and 19 screens. We acquired the Rialto and Cranford on December 31, 2010 and the Bloomfield 8 on February 17, 2011. All of our theatres are multi-screen theatres and typically contain auditoriums ranging from 90 to 275+ seats. We believe our theatres appeal to a diverse group of patrons because, to the extent the number of screens allow, we offer a wide selection of films and convenient show times, targeted to the demographics of the surrounding population. In addition, most of our theatres feature state-of-the-art amenities such as wall-to-wall and silver 3D screens, digital stereo surround-sound, computerized ticketing systems and comfortable seating with cup holders and infrared security cameras throughout the theatre along with enhanced interiors and exteriors.

In April 2011, we executed an asset purchase agreement for the purchase of certain assets of Cinema Centers, which we refer to as the “Cinema Centers acquisition.” Cinema Centers consists of 54 screens located in central Pennsylvania, with 11 screens in Bloomsburg, 12 screens in Camp Hill, 10 screens in the Fairground Mall, 12 screens in Selinsgrove and 9 screens in Williamsport. The Cinema Centers theatres had approximately 1.4 million attendees for the twelve months ended December 31, 2011. The Cinema Centers theatres have not yet been fully upgraded to digital projection platforms, which we plan to accomplish following the consummation of the acquisition.

In February 2012, we executed an asset purchase agreement for the purchase of certain assets of Lisbon Cinema, which we refer to as the “Lisbon Cinema acquisition.” Lisbon Cinema consists of a single theater with 12 screens in Lisbon, Connecticut.  The Lisbon Cinema theatre had approximately 388,000 attendees for the twelve months ended December 31, 2011. The Lisbon Cinema theatre has been fully upgraded to digital projection platforms.

We expect to consummate the Cinema Centers and Lisbon Cinema acquisitions by using a portion of the net proceeds from this offering to fund the purchase price.

We believe in our slogan, “cinema reinvented.”  Our philosophy is to “buy and improve” existing facilities rather than “find and build” new theatres. We believe this approach provides more predictability, speed of execution and lower risk. We have enhanced the operations of the Rialto, Cranford and Bloomfield 8 theatres by fully converting each of the 19 screens to digital projection platforms, with 12 screens equipped with RealD™ 3D systems, installing proven state-of-the-art software and renovating the theatres. During fiscal year ended June 30, 2011, we installed 16 digital platforms, including digital projectors and related equipment in our three theatres. With three systems that were installed prior to our acquisition of the theatres, all 19 of our screens are digital. The average cost that we have incurred with respect to the instillation of the 16 digital projectors and related equipment that we installed to date is approximately $74,000 per digital platform, inclusive of equipment and labor. Our total cost of digital platform installations is $1.2 million. Pro forma for the Transactions, 37 of our screens will be digital, and we expect to convert the 48 remaining screens within four months from consummation of the offering at an approximate aggregate cost of $3.0 million and expect to finance this conversion through capital lease or other secured financing from banks or vendors.

We believe that the historic average capacity utilization of movie theatre seats for the industry has ranged between 10% and 15% and that average utilization falls to below 5% from Monday through Thursday.  An all-digital theatre circuit gives us the flexibility to target our programming to match and draw audience demand, which is of particular importance during off-peak times.  Properly programmed and advertised, we believe alternative content will increase the utilization of theatres and generate higher theatre level cash flow.  We expect that alternative content will vary with customer taste and that the breadth of offerings will increase as alternative content gains traction in the market.

In addition to digital projection platforms, we intend to use alterative content to supplement our traditional theatrical exhibition schedule. Alternative content can be as diverse as the ballet from the Bolshoi, opera from the Metropolitan Opera, rock concerts and sporting events from around the world, which may be taking place in different geographical regions, or even if locally, may be sold out. At a fraction of the ticket price of a major event, our customers are able to see events occurring throughout the world, at times in live 3D. We have presented sporting events such as boxing matches, the World Cup, all-star games, the NCAA basketball finals, and major college football bowl games. Tapping into the potential of alternative content could lead to use of our theatres for auctions and fundraisers as well as a venue for meetings of corporate, religious, trade or professional organizations.

Our three theatres had, on a pro forma basis, approximately 312,000 attendees for the twelve months ended December 31, 2011. For the same twelve-month period, and pro forma for the Transactions, the nine theatres had an aggregate of approximately 2.1 million attendees.

For the Successor period from the inception date (July 29, 2010) to June 30, 2011 we had revenues of $1.6 million and a net loss of $0.8 million. For the six month period (unaudited) ended June 30, 2011, we had revenues of $1.9 million and a net loss of $0.6 million. Pro forma for the Transactions (unaudited), for the twelve month period ended June 30, 2011 and the six month period ended December 31, 2011, the nine theatres had revenues of $22.0 million and $11.0 million, and net income (loss) of $.005 million and ($0.3) million, respectively. Revenues related to alternative content have not been material to date for the Cinema Centers and Lisbon Cinema theatres.

Our Strategy

Our business strategy is to transform movie theatres into digital entertainment center destinations by acquiring cash flow positive theatres in strategic markets, converting them to digital formats and actively programming and marketing alternative content in addition to first run 2D and 3D movies.

Organic Growth

The principal factors that we expect will contribute to our organic growth include:

•
Digital Implementation. We intend to create an all-digital theatre circuit utilizing our senior management team’s significant experience in digital cinema deployment, alternative content selection and movie selection. We have converted all of our existing theatres and will convert those we acquire to digital formats with an appropriate mix of RealD™ 3D auditoriums in each theatre complex. We expect to finance our purchases of digital projection equipment in the theatres we acquire in part by leveraging “virtual print fees” we receive from motion picture distributors.  Motion picture distributors make the payments to motion picture exhibitors to encourage conversion of theatres to digital projection platforms.  The “virtual print fee” program will be available to us with respect to installations of new digital platforms until September 30, 2012, at which time the program is scheduled to expire with respect to installations of new digital projection equipment.  For additional information regarding “virtual print fees,” see “Business — Digital Cinema Implementation.”

•
Alternative Content. We expect to offer our customers popular movies and alternative content including sports, music, opera, ballet and video games. With the exception of video games for which we have acquired the necessary software (but have not yet implemented), we offer each of these alternative content presentations at our existing theatres. We advertise and implement these features as an event being presented so that our patrons can fully enjoy the presentation and return frequently to enjoy future presentations. We believe we can increase the utilization rates of our theatres and concession sales by matching content to audience demand during off-peak and some peak periods. Approximately 7% of our box office revenues were attributable to alternative content for the six months ended December 31, 2011.

•
Operating Efficiencies.  We have deployed state of the art integrated software systems for back office accounting and theatre management. This enables us to manage our business efficiently while providing maximum scheduling flexibility and reduced operational costs.

•
Dynamic Programming. One of the major benefits of the industry’s digital conversion is that it removes our reliance on single reels of film. With digital content, we are able to program multiple screens for playback from a single source file, based on ticket sales and customer demand, rather than being limited to one screen per reel.

•
Marketing. We intend to actively market the Digiplex brand concept and programs to consumers using primarily new media tools such as social media, website design and regular electronic communications to our targeted audience, which should allow us to grow our attendance. We expect the combination of our marketing strategy with our blend of traditional cinema and alternative content will transform our theatres to entertainment centers.

•
Pre-Show and Other Advertising.  We expect to increase pre-show and other advertising revenue in our existing theatres and the theatres we acquire using National CineMedia LLC’s services under a multi-year advertising contract that we executed in March 2011 and under which we commenced pre-show advertising in August 2011.

External Growth

The principal factors contributing to our external growth are a disciplined approach to acquisitions and our industry experience and relationships.  We believe there is a supply of smaller, family-owned chains and individual theatres currently available in the market in “free zones,” which are areas that permit us to acquire movies from any distributor, compared to an area where film distributors establish geographic licensing zones and allocate each available film to one theatre within that zone.

Smaller theatre owners are facing significant capital investments due to the motion picture and theatre exhibition industry’s ongoing digital conversion.  Despite the availability of the virtual print fee program, which provides fees to motion picture exhibitors from movie distributors to encourage and assist in the conversion to digital platforms, we believe many operators are either unable or unwilling to make the necessary capital expenditures despite positive historical cash flows.  Our philosophy is to “buy and improve” existing facilities rather than “find and build” new theatres.  We believe this approach provides more predictability, speed of execution and lower risk.  To remain competitive, we believe alternative content will become increasingly important, and many smaller theatres will lack access to quality content. We intend to selectively pursue acquisitions where the location, overall market and facilities further enhance the quality of our theatre portfolio.

Our acquisition policy is to acquire theatres in free zones, that provide significant opportunities for improved financial performance through our business model.  We will typically attempt to acquire cash flow positive theatres in attractive markets, convert them to a digital format where still necessary and actively program and market alternative content in addition to running 2D and 3D movies.  By marketing our theatres as all digital entertainment destinations, we expect to realize increased cash flow from 3D films and alternative content programs aimed at targeted audiences, increased attendance, increased concessions and sponsorship and advertising revenues.

Our Industry

Movie-going is a convenient and attractively-priced form of out-of-home entertainment.  On an average price-per-patron basis, movie-going continues to compare favorably to other out-of home entertainment alternatives, such as opera, concerts and sporting events.  Movie theatres currently garner a relatively small share of consumer entertainment time and spend.  We believe that, despite the declining trend in attendance experienced in the U.S. motion picture exhibition industry in recent years, there is significant room for expansion and growth in the U.S. movie exhibition industry.  Our industry benefits from available capacity to satisfy additional consumer demand without capital investment.  As major studio releases have declined in recent years, we believe that alternative content could fill an important gap that exists in the market today for consumers, movie producers and theatrical exhibitors by providing a broader range of content and access to consumers.

We believe the following market trends will drive the growth and strength of our industry:

•
Importance of Theatrical Success in Establishing Movie Brands and Subsequent Markets.  Theatrical exhibition is the primary distribution channel for new motion picture releases in the domestic and international markets.  We believe a successful theatrical release which “brands” a film is one of the major factors in determining its success in “downstream” markets, such as DVDs, network and syndicated television, video-on-demand, pay-per-view television and the Internet.  As a result, we believe motion picture studios will continue to work cooperatively with theatrical exhibitors to ensure the continued importance of the theatrical window.

•
Convenient and Affordable Form of Out-Of-Home Entertainment.  Movie-going continues to be one of the most convenient and affordable forms of out-of-home entertainment, with an estimated average ticket price in the United States of $7.89 in 2010 and $7.96 in 2011 (according to boxofficemojo.com). Average prices in 2010 for other forms of out-of-home entertainment in the United States, including sporting events and theme parks, ranged from approximately $25.00 to $77.00 per ticket according to the MPAA.

•
Innovation with Digital Technology. Our industry began its conversion to digital projection technology in 2006. This conversion has allowed exhibitors to expand their product offerings. Digital technology allows the presentation of 3D content and alternative content such as live and pre-recorded sports programs, opera, ballet, concert events and special live events. These additional programming alternatives should expand the industry’s customer base and increase patronage for exhibitors.

Risk Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We are a recently-formed enterprise, have incurred net losses to date and we cannot assure you that we can operate profitably in the future.

•
We will need substantial additional funding to accomplish our business strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our business strategy.

•	We may not benefit from our business strategy of acquiring and operating multi-screen theatres.

•	We may face intense competition in our business strategy of acquiring theatres.

•	We are subject to uncertainties related to digital cinema, including insufficient financing to obtain digital projectors and insufficient supply of digital projectors.

•	We depend on motion picture production and performance.

•	Our business is subject to significant competitive pressures.

•
The interests of A. Dale Mayo, our CEO and Chairman of the Board and controlling stockholder, may conflict with your interests, and the concentration of voting power in Mr. Mayo will limit your ability to influence corporate matters.

Corporate Information

We are a Delaware corporation organized on July 29, 2010. Our principal executive offices are located at 250 East Broad Street, Westfield, New Jersey 07090. Our telephone number at this address is (908) 396-1362. You should direct all inquiries to us at this address and telephone number. Our website address is www.digiplexdest.com. The information contained on our website is not part of this prospectus.

THE OFFERING

Common Stock	_________shares of Class A common stock(1)

Offering Price	We anticipate that the initial public offering price for our Class A common stock will be between and per share.

Common Stock to be Outstanding After this Offering	shares of Class A common stock(1)(2) shares of Class B common stock

Use of Proceeds
We estimate that the net proceeds to us from this offering will be approximately $    , or approximately $    if the underwriters exercise their over-allotment option in full, based on the assumed offering price of $   per share (the midpoint of the estimated initial public offering price range), and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us related to this offering.

We intend to use approximately $14.0 million of the net proceeds from this offering to consummate the Cinema Centers acquisition, approximately $6.0 million to consummate the Lisbon Cinema acquisition and $1.1 million to repay an outstanding obligation owed by us to Barco, Inc. ("Barco") for purchases of digital cinema projectors equipment.  We intend to use the balance of the net proceeds from this offering for general corporate purposes, including our working capital needs. If we fail to consummate the Cinema Centers acquisition and/or the Lisbon Cinema acquisition, we plan to use the portion of the net proceeds from this offering not used for the acquisition(s) we do not consummate for future acquisitions and general corporate purposes, including working capital needs.

You should read the discussion in this prospectus under the heading “Use of Proceeds” for more information.

Over-Allotment Option
We have granted the underwriters an option for a period of 45 days to purchase, on the same terms and conditions set forth above, up to an additional ______ shares of Class A common stock to cover over-allotments.

Lock Up
Our officers and directors and major shareholders have agreed that, for a period of 180 days from the closing date of this offering, they will be subject to a lock-up agreement prohibiting, without the prior written consent of Dominick & Dominick LLC, any sales, transfers or hedging transactions of our securities owned by them. See “Underwriting” presented below.

Listing	We have applied to have our common stock listed on the NASDAQ Capital Market; however, we can not assure you that such listing will be approved.

Proposed Symbol	DCIN

Risk Factors	See ‘‘Risk Factors’’ and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the common stock.

(1)
The number of shares of our common stock outstanding immediately after this offering gives effect to the one-for-two reverse stock split of our Class A and Class B common stock which was approved by our Board of Directors in November 2011. Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to      shares of our Class A common stock in this offering solely to cover over-allotments.

(2)
Excludes       shares of Class A common stock available for issuance in connection with warrants that we will issue to one of the underwriters in connection with this offering and future grants of options and restricted stock.

HISTORICAL CONSOLIDATED FINANCIAL
AND OPERATING DATA AND SUMMARY UNAUDITED PRO FORMA COMBINED DATA

Summary Consolidated Selected Financial Data

This is only a summary of our financial information and does not contain all of the financial information that may be important to you. Therefore, you should carefully read all of the information in this prospectus, including the financial statements and their explanatory notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making a decision to invest in our Class A common stock. The consolidated statement of operations data for the period from inception (July 29, 2010) to June 30, 2011 (Successor) and the combined statement of operations data for the years ended December 31, 2010 and 2009 (Predecessor) are derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. For the Successor, the consolidated balance sheet data as of December 31, 2011, the statement of operations data for the six months then ended and for the Predecessor the statement of operations data for the six months ended December 31, 2010 are derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of results to be expected in future periods.

	Successor	Predecessor	Predecessor
(in thousands)	Inception date (July 29, 2010) to June 30, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Statement of operations data:

Revenue	$1,572	$2,156	$2,536
Total costs and expenses	2,445	2,380	2,424
Income (loss) before income taxes	(776)	(229)	109
Net (loss) income	(790)	(229)	109

Other operating data:

Theatre level cash flow (1)	$192	$358	$641
Adjusted EBITDA (2)	$(373)	$(83)	$229

	Successor	Predecessor
	Six Months Ended December 31, 2011	Six Months Ended December 31, 2010

Revenue	$1,899	$1,114
Total costs and expenses	2,466	1,217
Loss before income taxes	(567)	(105)
Net loss	(587)	(105)

Other operating data:

Theatre level cash flow (1)	$368	$189
Adjusted EBITDA (2)	$(263)	$(33)
______________

(1)
Theatre Level Cash Flow (“TLCF”) is a non-GAAP financial measure.  TLCF is a common financial metric in the theatre industry, used to gauge profitability at the theatre level, before the effect of depreciation and amortization, general and administrative expenses, interest, taxes or other income and expense items.  While TLCF is not intended to replace any presentation included in our consolidated financial statements under GAAP and should not be considered an alternative to cash flow as a measure of liquidity, we believe that this measure is useful in assessing our cash flow and working capital requirements. This calculation may differ in method of calculation from similarly titled measures used by other companies. This financial measure should be read in conjunction with the financial statements included in this prospectus. For additional information on TLCF, see pages 41-42.

(2)
Adjusted EBITDA is a non-GAAP financial measure. We use Adjusted EBITDA as a supplemental liquidity measure because we find it useful to understand and evaluate our results, excluding the impact of non-cash depreciation and amortization charges, stock based compensation expenses, and nonrecurring expenses and outlays, prior to our consideration of the impact of other potential sources and uses of cash, such as working capital items. This calculation may differ in method of calculation from similarly titled measures used by other companies. This adjusted financial measure should be read in conjunction with the financial statements included in this prospectus. For additional information on Adjusted EBITDA, see pages 41-42.

Summary Unaudited Proforma Combined Data

This is only a summary of our unaudited pro forma financial information and does not contain all of the financial information that may be important to you. The following summary of our unaudited proforma combined financial information data is to be read in conjunction with the detailed Unaudited Pro Forma Combined Financial Information, and notes thereto, beginning at page 23, in accordance with Article 11 of SEC Regulation S-X.

(dollars in thousands except per share data)	(1) Pro forma-19 screens 12 months ended June 30, 2011	(2) Pro forma-85 screens 12 months ended June 30, 2011	(2) Pro forma-85 screens 6 months ended December 31, 2011
Statement of operations data:
Revenues	$3,291	$22,020	$10,970

Film rent expense	1,345	8,468	4,160
Cost of concessions	156	1,018	520
Salaries and wages	411	2,327	1,178
Facility lease expense	399	2,298	1,214
Utilities and other	558	3,598	1,847
General and administrative	1,150	1,530	831
Depreciation and amortization	330	2,859	1,526
Total costs and expenses	4,349	22,098	11,276

Operating loss	(1,058)	(78)	(306)

Net income (loss) attributable to Class A and Class B common shareholders	(975)	5	(326)

Weighted average shares of Class A and Class B common stock
Loss per share

Other operating data:
Theatre level cash flow (3)	422	4,311	2,051
Adjusted EBITDA (4)	$(393)	$3,116	$1,262

(dollars in thousands)	Actual-19 screens As of December 31, 2011	Pro forma-85 screens As of December 31, 2011
Balance Sheet Data:
Cash and cash equivalents	$650	$3,150
Property and equipment, net	2,328	20,828
Total assets	4,841	27,341
Total liabilities	2,167	2,167
Total stockholders’ equity	$2,674	$25,174

Other Data:
Screens	19	85
Locations	3	9
Attendance (12 months ended December 31, 2011)	312,000	2,067,000

(1)
Represents the actual results of our three theatres from the dates of acquisition (the Rialto and the Cranford) on December 31, 2010 and (the Bloomfield 8) on February 17, 2011 through June 30, 2011, plus the pre-acquisition results of these theatres from July 1, 2010 to the respective dates of acquisition.

(2)
Represents the pro forma results of our three theatres (the Rialto, the Cranford and the Bloomfield 8) as described in note (1) above, plus the pro forma results of the Cinema Centers acquisition and the Lisbon Cinema acquisition for the 12 and 6 month periods indicated.

(3)	TLCF is a non-GAAP financial measure. For additional information on TLCF, see page 30 and pages 41-42.

(4)	Adjusted EBITDA is a non-GAAP financial measure. For additional information on Adjusted EBITDA, see page 30 and pages 41-42.

RISK FACTORS

An investment in our Class A common stock involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and the financial statements and related notes included in this prospectus, before making an investment in our Class A common stock. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. In any such case, the market price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We will need substantial additional funding to accomplish our business strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our business strategy.

Our business strategy is to create an all-digital national footprint by selectively pursuing multi-screen theatre acquisition opportunities that meet our strategic and financial criteria, with upgrades to digital platforms as necessary. To successfully implement this strategy, we will need to raise substantial additional funds. Our ability to fund potential theatre acquisitions and capital expenditures for theatre digitalization, expansion or renovation will require a significant amount of cash, the availability of which depends on many factors beyond our control, including:

•	general economic and capital market conditions;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	the continued performance of our theatres.

We cannot predict when, if ever, our operations will generate sufficient cash flows to fund our capital investment requirements. Until they do, we will be required to finance our cash needs through public or private equity offerings, bank loans or other debt financing, or otherwise. There can be no assurance that financing for future theatre acquisitions and capital expenditures for theatre digitalization, expansion or renovation will be available on terms favorable to us or at all, which could force us to delay, reduce or abandon our growth strategy, increase our financing costs, or both.

We may incur debt, if such financing is available to us, in order to expand our business. Additional funding from debt financings may make it more difficult for us to operate our business because we would need to make principal and interest payments on the indebtedness and may be obligated to abide by restrictive covenants contained in the debt financing agreements, which may, among other things, limit our ability to make business and operational decisions and pay dividends. Furthermore, raising capital through public or private sales of equity to finance acquisitions or expansion could cause earnings or ownership dilution to your shareholding interests in our company.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth will be realized or that future capital will be available for us to fund our capital expenditure needs.

We may not benefit from our business strategy of acquiring and operating multi-screen theatres.

Our business strategy is to acquire and operate multi-screen theatres. In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. There can be no assurance, however, that we will be able to realize any anticipated benefits or that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

•	the difficulty of assimilating the acquired operations and personnel and integrating them into our current business;

•	the potential disruption of our ongoing business;

•	the diversion of management’s attention and other resources;

•	the possible inability of management to maintain uniform standards, controls, procedures and policies;

•	the risks of entering markets in which we have little or no experience;

•	the potential impairment of relationships with employees;

•	the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

•	the possibility that any acquired theatres or theatre circuit operators do not perform as expected.

We have incurred net losses since inception, and we cannot assure you that we will be profitable in the future.

We incurred a net loss of $0.8 million for the Successor period from the inception date (July 29, 2010) to June 30, 2011.  We incurred a net loss of $0.6 million for the six months ended December 31, 2011 (unaudited) and had an accumulated deficit of $1.4 million as of December 31, 2011 (unaudited). Following this offering, we expect to consummate the Cinema Centers and Lisbon Cinema acquisitions.  For additional information regarding these acquisitions, see “Business — Acquisitions.”  We cannot assure you, however, that, following our consummation of the Cinema Centers and Lisbon Cinema acquisitions, we will become profitable for fiscal year ending June 30, 2012 or in any other future period.  Further, we cannot be certain that we will be able to execute our business strategy of acquiring and operating multi-screen theatres on a profitable basis. As a result, we cannot assure you that we will be able to attain or increase profitability on a quarterly or annual basis. If we are unable to effectively acquire theatres and manage the risks and difficulties facing our business as we encounter them, our business, financial condition and results of operations may suffer.

We have a limited operating history which provides limited reference for you to evaluate our ability to achieve our business objectives.

Since we have a limited operating history, we are subject to the risks and uncertainties associated with early stage companies and have historically operated at a loss.  Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives.  We were formed in July 2010 without any operating business. We have acquired a total of three theatres and have entered into acquisition agreements to acquire six more. We plan to continue carrying out our acquisition strategy of acquiring theatres. Our financial condition, results of operations and our future success will, to a significant extent, depend on our ability to continue to acquire theatres throughout the United States and to achieve economies of scale.  We cannot assure you that more acquisitions can be consummated on terms favorable to us or at all, or that if we achieve those acquisitions we will be able to operate our expanded business profitably. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.

We expect to incur long-term lease and debt obligations, which may restrict our ability to fund current and future operations and that may restrict our ability to enter into certain transactions.

In order to effect our business plan, we expect to incur long-term debt service obligations and long-term lease obligations.  We expect to assume outstanding or execute new operating leases for theatres in connection with any acquisition that we may consummate.  In addition, we may finance future theatre acquisitions through debt financing, provided that such financing is available to us on acceptable terms.  Any lease or debt obligations we incur will pose risk to you by:

•	making it more difficult for us to satisfy our obligations;

•
requiring us to dedicate a substantial portion of our cash flows to payments on our lease and debt obligations, thereby reducing the availability of our cash flows from operations to fund working capital, capital expenditures, acquisitions and other corporate requirements and to pay dividends;

•	impeding our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on any variable rate debt we incur; and

•	making us more vulnerable to a downturn in our business and competitive pressures and limiting our flexibility to plan for, or react to, changes in our industry or the economy.

Our ability to make scheduled payments of principal and interest with respect to any indebtedness we incur will depend on our ability to generate positive cash flows and on our future financial results. Our ability to generate positive cash flows is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. We cannot assure you that we will generate cash flows at levels sufficient to enable us to pay any indebtedness we incur. If our cash flows and capital resources are insufficient to fund future lease and debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance indebtedness. We may not be able to take any of these actions, and these actions may not be successful or permit us to meet any scheduled debt service obligations and these actions may be restricted under the terms of any future debt agreements.

If we fail to make any required payment under the agreements governing our leases and indebtedness or fail to comply with the financial and operating covenants contained in them, we would be in default, and as a result, our debt holders would likely have the ability to require that we immediately repay our outstanding indebtedness and the lenders under any secured credit facility that we execute could terminate their commitments to lend us money and foreclose against the assets securing our borrowings. We could be forced into bankruptcy or liquidation, which could result in the loss of your investment. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default and cross-acceleration provisions. If our indebtedness is accelerated, we may not be able to repay any future indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt holders require immediate payment, we may not have sufficient assets to satisfy our obligations under our indebtedness.

We may face intense competition in our business strategy of acquiring theatres.

We may have difficulty identifying suitable acquisition candidates. Even if we do identify appropriate candidates, we anticipate significant competition from other motion picture exhibitors and other buyers when trying to acquire these candidates, and we cannot assure you that we will be able to acquire identified candidates at reasonable prices or on favorable terms. Many of our competitors are well established and have significant experience in identifying and effecting acquisitions.  Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target theatres. Because of this competition, we cannot assure you that we will be able to successfully compete for attractive theatre acquisitions. In addition, while we believe that there are numerous potential target theatres that we can acquire, our ability to compete in acquiring certain sizable target theatres will be limited by our available financial resources.  As a result of competition, we may not succeed in acquiring suitable candidates or may have to pay more than we would prefer to make an acquisition. If we cannot identify or successfully acquire suitable acquisition candidates, we may not be able to successfully expand our operations and the market price of our securities could be adversely affected particularly since acquisitions are an important part of our strategy.

Resources could be wasted in researching acquisitions that are not consummated.

It is anticipated that the investigation of each specific target theatre and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial time and attention and substantial costs for accountants, attorneys and others. In addition, we may opt to make down payments or pay exclusivity or similar fees in connection with structuring and negotiating an acquisition. If a decision is made not to complete a specific acquisition, the costs incurred up to that point in connection with the abandoned transaction, potentially including down payments or exclusivity or similar fees, would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the transaction for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred, which could adversely affect subsequent attempts to locate and acquire other theatres.

We are subject to uncertainties related to digital cinema, including insufficient financing to obtain digital projectors and insufficient supply of digital projectors.

Some of our competitors began a roll-out of digital projection equipment for exhibiting feature films during 2006 and most exhibitors plan to continue domestic roll-out of digital cinema until it is completed. However, significant obstacles may exist that impact such a roll-out plan and our ability to convert the theatres we acquire to digital projection platforms including the availability of financing, the cost of digital projectors and the supply of projectors by manufacturers. We cannot assure you that we will be able to obtain sufficient additional financing to be able to purchase and/or lease the number of digital projectors we will require or that the manufacturers will be able to supply the volume of projectors needed for the worldwide roll-out that is now ongoing in our industry. As a result, our ability to deploy digital equipment in the theatres we acquire could be delayed. Accordingly, the availability of financing, the cost of digital projection systems and manufacturer limitations may delay our deployment of digital platforms.

We may not be able to obtain sufficient or compelling alternative content.

Our ability to present alternative content depends on the availability, diversity and appeal of alternative content and customer taste.  This varies from geographic region to region. Poor performance of, or any disruption in the production or supply of alternative content could hurt our business and results of operations.  In addition, the type of alternative content offered to us may not be accepted by the demographic base of movie-goers in our theatres.

The “virtual print fee” program is expected to expire on September 30, 2012, after which we will no longer be able to use such fees to finance our purchases of digital projection equipment.

Following the consummation of the Cinema Centers and Lisbon Cinema acquisitions, and with respect to any future acquisitions that we may consummate, we expect to finance our purchases of digital projection equipment through capital lease financing or secured loans provided by banks or vendors. We expect to repay our obligations under these financing arrangements using “virtual print fees” that we recover from motion picture distributors, and we may also secure such financing arrangements with the virtual print fees.

Virtual print fees are provided to motion picture exhibitors from movie distributors, to encourage and assist exhibitors in the conversion to digital projection platforms, by effectively lowering the film rent expense that exhibitors pay to the movie distributors. The virtual print fee program provides that all distributors pay virtual print fees on a quarterly basis to motion picture exhibitors based on films scheduled by the exhibitors on approved digital projection platforms until the earlier of ten years from date the digital systems in a particular theatre are installed or the date the exhibitor has recovered its out-of-pockets costs, including any financing charges, for the digital conversion. The virtual print fee program is expected to expire for new installations of digital projection systems made after September 30, 2012.  We will continue receiving virtual print fees for approved digital projection systems installed prior to September 30, 2012.

Following expiration of the virtual print fee program, we will need to finance installations of digital projection platforms from other sources.  The pending expiration of the virtual print fee program may provide theatre owners who are otherwise inclined to sell their theatres an incentive to sell their theatres at a higher price. We may seek to reduce our proposed purchase price or offer a lower purchase price with respect to any theatre that we seek to acquire which has not been previously converted to a digital projection system prior to the discontinuance of the virtual print fee program. We cannot assure you, however, that we will be able to secure the financing that we may require or that we will be able to obtain the proposed purchase price reductions.

Disruption of our relationships with various vendors could substantially harm our business.

We rely on our relationships with several vendors in the operations of our business.  These relationships include:

•	the film department of Clearview Cinema Group (“Clearview”), which handles our negotiations with film distributors;

•
Cinedigm Digital Cinema Corp. (“Cinedigm”), from which we license the Exhibit Management System (“EMS”) back office management system and which, through a subsidiary, acts as our agent to collect “virtual print fees” from motion picture distributors (for a discussion of “virtual print fees,” see “Business-Digital Cinema Implementation”);

•	National CineMedia, LLC (“NCM”) provides us with in-theatre advertising and alternative context;

•	Barco, Inc. (“Barco”), which provides us with digital equipment;

•	Continental Concession Supply, Inc. (“Continental Concession”), which provides us with most of our concessions; and

•	RealD™, Inc. (“RealD™”), which provides us with our 3D cinema systems.

Although our senior management has long-standing relationships with each of these vendors, we could experience deterioration or loss of any of our vendor relationships, which would significantly disrupt our operations until an alternative source is secured.

Deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films and could adversely affect our business and results of operations.

Our business depends to a significant degree on maintaining good relationships with the major film distributors that license films to our theatres. Clearview’s film department handles negotiations with motion picture distributors on our behalf.  Deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films and adversely affect our business and results of operations. Since the distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases, we cannot ensure a supply of motion pictures by entering into long-term arrangements with major distributors. Rather, we must compete for licenses on a film-by-film and theatre-by-theatre basis and are required to negotiate licenses for each film and for each theatre individually.

We rely on software we license from Cinedigm to operate our accounting systems and a failure of this system could harm our business.

We depend on Cinedigm’s EMS back office management software system to operate the accounting functions of our business. A substantial system failure could temporarily restrict and limit our internal accounting functions. In addition, we rely on EMS to track theatre invoices and to generate operating reports to analyze film performance and theatre profitability. The EMS system is also an intricate part of our financial reporting process and provides us with information that, together with our other financial software program, allows us to prepare our periodic financial reports.  Disruption in, changes to, or a system failure of the EMS system could result in the loss of important data, and increase our expenses.

We rely on “point-of-sale” software that we license from Ready Theatre Systems (“RTS”) to operate our back office management systems and a failure of this system could harm our business.

We depend on RTS’s point-of-sale software to operate our point-of-sale transactions including issuing tickets to patrons at our theatres and selling concessions. A substantial system failure could restrict and limit our ability to issue tickets timely to our patrons, sell concessions and could reduce the attractiveness of our services and cause our patrons to visit other theatres. In addition, we rely on RTS to transmit data to our EMS software to coordinate payroll, track theatre invoices, generate operating reports to analyze film performance and theatre profitability, and generate information to quickly detect theft. Disruption in, changes to, or a system failure of the RTS system could result in the loss of important data, and increase our expenses.

We depend on our senior management.

Our success depends upon the retention of our senior management, including A. Dale Mayo, our chairman and chief executive officer, Brett Marks, our senior vice president of business development, Jeff Butkovsky, our chief technology officer, and Brian D. Pflug, our chief financial officer.  In particular, we rely on the relationships in the motion picture exhibition industry that Mr. Mayo has fostered in his 24 year career in the industry.  We cannot assure you that we would be able to find qualified replacements for the individuals who make up our senior management if their services were no longer available. The loss of services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. The loss of any member of senior management could adversely affect our ability to effectively pursue our business strategy.

Compensation may be paid to our senior management regardless of our profitability which may affect our operating results.

We have entered into employment agreements with each member of our senior management team.  Mr. Mayo, our chairman and chief executive officer, is entitled to periodic salary increases as well as bonuses based on our consolidated gross revenues and regardless of whether we operate at a profit or loss.  Each of our other executive officers is entitled to bonuses, as determined by our board of directors.  Increases in compensation paid to our senior management will increase our expenses, effect our results of operations and may make it more difficult for us to achieve profitable operations. For information relating to our employment agreements with our senior management, see "Executive Compensation - Employment Agreement".

If we do not comply with the Americans with Disabilities Act of 1990, we could be subject to litigation.

Movie theatres must comply with Title III of the Americans with Disabilities Act of 1990 (the “ADA”) and analogous state and local laws. Compliance with the ADA requires among other things that public facilities “reasonably accommodate” individuals with disabilities and that new construction or alterations made to “commercial facilities” conform to accessibility guidelines unless “structurally impracticable” for new construction or technically infeasible for alterations.  If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

Risk Related to Our Industry

We depend on motion picture production and performance.

As a motion picture exhibitor, our ability to operate successfully depends upon the availability, diversity and appeal of motion pictures, our ability to license motion pictures and the performance of such motion pictures in our theatres. We license first-run motion pictures, the success of which has increasingly depended on the marketing efforts of the major motion picture studios. Poor performance of, or any disruption in the production of these motion pictures (including by reason of a strike or lack of adequate financing), or a reduction in the marketing efforts of the major motion picture studios, could hurt our business and results of operations. In addition, a change in the type and breadth of movies offered by motion picture studios may not be accepted by the demographic base of moviegoers.

The motion picture exhibition industry has experienced a declining trend in attendance during recent years.

The U.S. motion picture exhibition industry has been subject to periodic short-term increases and decreases in attendance and, box office revenues. In recent years, the U.S. motion exhibition industry has experienced a declining trend in attendance, and according to boxoffice.com, attendance during 2011 was 1.28 billion. According to the MPAA, attendance during 2010 was 1.34 billion. For additional information regarding attendance levels and industry trends, see “Business — Industry Overview and Trends.”  We expect the cyclical nature of the U.S. motion picture exhibition industry to continue for the foreseeable future, and if the declining trend in attendance continues, our results of operations could be adversely affected.  To offset any decrease in attendance, we plan to offer products unique to the motion picture exhibition industry, such as 3D films and specially selected alternative content. We cannot assure you, however, that our offering of such content will offset any decrease in attendance that the industry may experience.

Our business is subject to significant competitive pressures.

We face varying degrees of competition from other motion picture exhibitors with respect to licensing films and attracting patrons. In those areas where real estate is readily available, there are few barriers preventing competing companies from opening theatres near one of our existing or future theatres. Many of our competitors have substantially more resources than we do and may therefore have a competitive advantage over us.

An increase in the use of alternative film delivery methods, which may be enhanced if traditional release windows are shortened, may drive down movie theatre attendance and reduce ticket prices.

We compete with other movie delivery vehicles, including cable television, downloads and streaming video via the Internet, in-home video and DVD, satellite and pay-per-view services. When motion picture distributors license their products to the domestic exhibition industry, they refrain from licensing their motion pictures to these other delivery vehicles during the theatrical release window. The theatrical release window has shortened over the last decade.  In addition, proposals have been made from time to time, particularly in the last several years, which would further shorten the window substantially and allow for premium video on demand and other alternatives that would be available during theatrical releases.  These initiatives have not been instituted due, in part, to the adverse reaction of motion picture exhibitors.  We cannot assure you that these initiatives will not be instituted in the future. We believe that a material contraction of the current theatrical release window could significantly dilute the consumer appeal of in-theatre motion picture offerings, which could have a material adverse effect on our business and results of operations.

Our revenues vary significantly depending upon the timing of the motion picture releases by distributors.

Our business is seasonal, with a disproportionate amount of our revenues generated during the summer months and year-end holiday season. While motion picture distributors have begun to release major motion pictures more evenly throughout the year, the most marketable motion pictures are usually released during the summer months and the year-end holiday season, and we expect to generate more revenue and cash flows during those periods than in other periods during the year. As a result, the timing of motion picture releases affects our results of operations, which may vary significantly from quarter to quarter and year to year. If we do not adequately manage our theatre costs of operations, it could significantly affect our cash flow and potential for future growth. Due to the dependency on the success of films released from one period to the next, results of operations for one period may not be indicative of the results for the following period or the same period in the following year.

There can be no assurance of a supply of motion pictures.

The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. Consent decrees resulting from those cases effectively require major motion picture distributors to offer and license films to motion picture exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis.

Risks Related to Our Class A Common Stock and this Offering

Our Class A common stock has no prior trading market.  We cannot assure you that our stock price will not decline or not be subject to significant volatility after this offering.

Before this offering, there has not been a public market for our Class A common stock, and an active public market for our Class A common stock may not develop or be sustained after this offering.  The market price of our Class A common stock could be subject to significant fluctuations after this offering.  The price of our stock may change in response to variations in our operating results and also may change in response to other factors, including factors specific to companies in our industry many of which are beyond our control.  After the offering, our shares may be less liquid than the shares of other newly public companies and there may be imbalances between supply and demand for our shares.  As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance.  In particular, we cannot assure you that you will be able to resell your shares of our Class A common stock at or above the initial public offering price.  The initial public offering price will be determined by negotiations between the underwriters and us.

The interests of Mr. Mayo, our controlling stockholder, may conflict with your interests, and the concentration of voting power with Mr. Mayo will limit your ability to influence corporate matters.

Our Class A common stock has one vote per share on all matters to be voted on by stockholders, while our Class B common stock has ten votes per share. Mr. Mayo owns all of our outstanding Class B common stock. As a result, as of March 6, 2012, Mr. Mayo controlled approximately 94.1% of the voting power of all of our outstanding capital stock with voting rights (calculated prior to conversion of our Series A preferred stock to shares of Class A common stock upon consummation of this offering). Upon completion of this offering, we anticipate that Mr. Mayo will control approximately        % of the voting power of all of our outstanding capital stock with voting rights. Therefore, Mr. Mayo will have significant influence for the foreseeable future over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional shares of common stock or other equity securities and the payment of dividends on our common stock. Mr. Mayo will also have the power to prevent or cause a change in control, and could take other actions that might be desirable to him but not to other stockholders. Because of this dual class structure, Mr. Mayo will continue to be able to control all matters submitted to our stockholders for approval even if he owns less than 50% of the outstanding shares of our capital stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected. We intend to amend our certificate of incorporation to provide that on transfer for any reason, the Class B common stock will automatically convert to Class A common stock on a one-for-one basis.

Our stockholders do not have the same protections generally available to stockholders of other NASDAQ-listed companies because we are currently a “controlled company” within the meaning of the NASDAQ Marketplace Rules.

Upon completion of this offering, we anticipate that Mr. Mayo will control approximately        % of the voting power of all of our outstanding capital stock with voting rights.  Because of Mr. Mayo’s ownership interest and control of our voting power, we will be considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. As a controlled company, within the meaning of NASDAQ Marketplace Rules, we are not subject to the corporate governance requirements of the Rule 5600 series of the NASDAQ Marketplace Rules that would otherwise require us to have:

•	a majority of independent directors on our board of directors;

•
compensation of our executive officers determined, or recommended to the board of directors for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors; or

•	director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

Accordingly, our stockholders will not be afforded the same protections generally as stockholders of other NASDAQ-listed companies for so long as Mr. Mayo controls more than 50% of our voting power and we rely upon such exemptions. See “—Risks Related to Our Class A common stock and this Offering — The interests of Mr. Mayo, our controlling stockholder, may conflict with your interests, and the concentration of voting power with Mr. Mayo will limit your ability to influence corporate matters,” for more information on the risks we face in connection with Mr. Mayo’s ownership interest and control of our voting power.

Potential future sales of our Class A common stock could cause the market price for our Class A common stock to decline.

We cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of shares of our Class A common stock in the public market, or the perception that those sales will occur, could cause the market price of our Class A common stock to decline.

Based on the total number of shares of our capital stock outstanding as of December 31, 2011, upon completion of this offering, we will have ___ shares of Class A common stock and 900,000 shares of Class B common stock outstanding.  All of the outstanding shares of Class B common stock are held by Mr. Mayo, who may convert his shares of Class B common stock into shares of Class A common stock on a one-for-one basis.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Substantially all of the remaining      shares of Class A common stock and 900,000 shares of Class B common stock outstanding after this offering, based on shares outstanding as of December 31, 2011, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus (or such earlier date or dates as agreed between us and Dominick & Dominick LLC), subject to certain extensions. Dominick & Dominick LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period.

Our issuance of preferred stock could adversely affect the market value of our common stock, dilute the voting power of common stockholders and delay or prevent a change of control.

Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to 8,027,500 shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series.

The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price causing economic dilution to the holders of common stock.

Further, the issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock. The issuance of shares of preferred stock may also have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

We do not intend to pay dividends on our Class A or Class B common stock for the foreseeable future.

We intend to retain all of our earnings for the foreseeable future to finance our operations and acquisitions of theatres and digital upgrades associated with any acquisitions. As a result, we do not anticipate paying cash dividends on our Class A common stock or Class B common stock, and consequently, you can expect to receive a return on your investment in our Class A common stock only if the market price of the stock increases.

Because our existing investors paid substantially less than the initial public offering price when they purchased their shares, new investors will incur immediate and substantial dilution in their investment.

Investors purchasing shares of Class A common stock in this offering will incur immediate and substantial dilution in net tangible book value per share because the price that new investors pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution is due in large part to the fact that our existing investors paid substantially less than the initial public offering price when they purchased their shares of Class A common stock. The initial public offering price for the shares sold in this offering was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. See “Underwriting” for a discussion of the determination of the initial public offering price.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•
Our certificate of incorporation provides for a dual class common stock structure. As a result of this structure, Mr. Mayo will have the ability to control all matters requiring stockholder approval, including the election of directors, amendments to our charter documents and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial. We intend to amend our certificate of incorporation to provide that on transfer for any reason, the Class B common stock will automatically convert to Class A common stock on a one-for-one basis.

•
Our board of directors has the right to determine the authorized number of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to control the size of or fill vacancies on our board of directors.

•
Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make ‘‘forward-looking statements’’ in the “Prospectus Summary,” “Risk factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Regulation” and “Business” sections and elsewhere throughout this prospectus.  Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect,” “anticipate,” “project,” “predict”’ or “forecast” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. These forward-looking statements relate to:

•	future revenues, expenses and profitability;

•	our ability to acquire and integrate theatres in our business;

•	attendance at movies generally or in any of the markets in which we operate;

•	the number and diversity of popular movies released and our ability to successfully license and exhibit popular films;

•	national growth in our industry;

•	competition in our markets; and

•	competition with other forms of entertainment.

We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The ‘‘Risk Factors’’ section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

This prospectus contains data related to the motion picture exhibition industry. This market data includes projections that are based on a number of assumptions. The motion picture exhibition industry may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may materially and adversely affect our business and the market price of our Class A common stock. In addition, the rapidly changing nature of our industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $   million, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us related to this offering. For the purposes of estimating net proceeds, we are assuming an initial public offering price of $   per share, the midpoint of the estimated range of the initial public offering price. A $1.00 increase (decrease) in the assumed public offering price of $   per share would increase (decrease) the net proceeds to us from this offering by $    million. We intend to use approximately $14.0 million of the net proceeds from this offering to consummate the Cinema Centers acquisition, approximately $6.0 million to consummate the Lisbon Cinema acquisition and $1.1 million of the net proceeds to repay an outstanding obligation owed by us to Barco for purchases of digital cinema projector equipment, which obligation is not interest bearing and has no specific maturity date. We intend to use the balance of the net proceeds from this offering for general corporate purposes, including our working capital needs. If we fail to consummate the Cinema Centers acquisition and/or the Lisbon Cinema acquisition, we plan to use the portion of the net proceeds from this offering not used for the acquisition(s) we do not consummate for future acquisitions and general corporate purposes, including working capital needs.

The foregoing represents our intentions as to the use and allocation of the net proceeds of this offering based upon our present plans, contractual obligations and business conditions. The amount and timing of any expenditure will vary depending on the amount of cash generated by our operations and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest the proceeds in a variety of capital preservation instruments, including short-term, investment-grade, and interest-bearing instruments.

DILUTION

If you invest in our Class A common stock, your investment will be diluted immediately to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A and Class B common stock after this offering. The following discussion and tables treat our Class A and Class B common stock as a single class and gives effect to the one-for-two reverse stock split of our Class A and Class B common stock which was approved by our board of directors in November 2011.

Dilution represents the difference between the amount per share of Class A common stock paid by investors in this offering and the pro forma net tangible book value per share of our Class A and Class B common stock immediately after this offering. Net tangible book value per share as of December 31, 2011 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at December 31, 2011.

After giving effect to our sale of the    shares of Class A common stock offered by us in this offering at a price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering to us as described under the “Use of Proceeds,” our pro forma as adjusted net tangible book value (deficit) as of December 31, 2011 would have been $     million, or $    per share.  This represents an immediate increase in net tangible book value to our existing stockholders of $ per share and an immediate dilution to new investors in this offering of $ per share. The following table illustrates this per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share		$
Pro forma as adjusted net tangible book value (deficit) per share as of December 31, 2011	$
Increase per share attributable to new investors

Pro forma further adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (or decrease) in the assumed initial public offering price of $        per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (or decrease) net tangible book value by $          million, or $        per share, and would increase (or decrease) the dilution per share to new investors by $             , based on the assumptions set forth above.

If the underwriters exercise in full their option to purchase additional shares, the adjusted net tangible book value per share after the offering would be $    per share, the increase in net tangible book value per share to existing stockholders would be $    per share and the dilution to new investors would be $    per share.

The following table summarizes as of December 31, 2011, on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing stockholders and by new investors, based upon an assumed initial public offering price of $    per share (the mid-point of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders			$		$
New investors

Total		100	$	100

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, and will depend upon our results of operations, financial condition, capital requirements and other factors including contractual obligations that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2011:

•	on an actual basis; and

•
on an as adjusted basis for conversion of 1,972,500 shares of Series A preferred stock to 986,250 shares of Class A common stock, the issuance and sale of       shares of our Class A common stock in this offering, assuming an initial public offering price of $   per share, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option and no other change to the number of shares of our Class A common stock sold by us as set forth on the cover page of this prospectus.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

	As of December 31, 2011
	(unaudited)
(in thousands)	Actual	As Adjusted

Cash and cash equivalents	$650	$

Stockholders' equity:

Series A preferred stock, $.01 par value, 10,000,000 shares authorized and 1,972,500 shares issued and outstanding	20

Class A common stock, $.01 par value, 20,000,000 shares authorized and 569,166 shares issued and outstanding	6

Class B common stock, $.01 par value, 5,000,000 shares authorized and 900,000 shares issued and outstanding	9

Additional paid-in capital	4,001
Accumulated deficit	(1,362)

Total stockholders' equity	2,674

Total capitalization	$2,674	$

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined balance sheet presents our financial position as of December 31, 2011, assuming that the acquisition of certain assets and assumption of operating leases of Cinema Centers and Lisbon Cinema had been completed as of December 31, 2011.

The unaudited pro forma combined statements of operations includes the results of operations of the Successor from inception date (July 29, 2010) to June 30, 2011, the twelve month results of operations (July 1, 2010 to June 30, 2011) of the Predecessor (the Rialto and Cranford) (acquired as of December 31, 2010) and Bloomfield 8 (acquired as of February 17, 2011), and the twelve month results of operations (August 1, 2010 to July 31, 2011) of Cinema Centers and Lisbon Cinema as if the acquisitions had been consummated on July 1, 2010.  Also presented is the interim unaudited pro forma combined statement of operations, which includes our results of operations for six months ended December 31, 2011 and results of operations for Cinema Centers for the six months ended January 31, 2012 and Lisbon Cinema for the six months ended December 31, 2011, as if the acquisitions had been consummated on July 1, 2011.

These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the acquisition and factually supportable. Our unaudited pro forma combined financial information and explanatory notes present how our combined financial statements may have appeared had the businesses actually been combined as of the dates noted above. The unaudited pro forma combined financial information shows the impact on the combined balance sheets and the combined income statements under acquisition accounting with Digiplex treated as the acquirer. Under this method of accounting, the assets purchased and liabilities assumed of the acquirees are recorded by Digiplex at their estimated fair values as of the acquisition date.

It is anticipated that the acquisition of certain assets and assumption of operating leases of Cinema Centers and Lisbon Cinema will provide financial benefits such as, among other factors, possible expense efficiencies; however, we cannot assure you that such benefits will actually be achieved. These benefits have not been reflected in the unaudited pro forma financial information. As required, the unaudited pro forma combined financial information includes adjustments for events that are directly attributable to the transaction, expected to have a continuing impact and are factually supportable; as such, any planned adjustments affecting the balance sheet, statement of operations, or shares of Class A or Class B common stock outstanding subsequent to the assumed acquisition completion dates are not included. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined businesses had they actually been combined on the dates noted above. However, management believes that the assumptions used provide a reasonable basis for presenting the combined pro forma information, that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma combined financial information.

As explained in more detail in the accompanying notes to the unaudited pro forma combined financial information, the allocation of the purchase price for the Cinema Centers and Lisbon Cinema acquisitions that is reflected in our pro forma combined financial information is subject to adjustment. The actual purchase price allocation will be recorded based upon final estimated fair values of the assets acquired and operating leases assumed, which are likely to vary from the purchase price allocations adopted in the pro forma combined financial statements. In addition, there may be further refinements of the purchase price allocation for the Cinema Centers and Lisbon Cinema acquisitions as additional information becomes available. The unaudited pro forma combined financial information is derived from and should be read in conjunction with the financial statements and related notes included in this prospectus.

Unaudited Pro Forma Combined Balance Sheets
December 31, 2011

	Successor
(Dollars in thousands)	Digiplex December 31, 2011	Lisbon Theaters, Inc. December 31, 2011	Cinema Supply January 31, 2012	Pro Forma Adjustment	Pro Forma Footnotes	Pro Forma Combined

Assets:
Cash and cash equivalents	$650	$232	$78	$22,500	(1)	$3,150
				(20,000)	(2)
				(310)	(2)

Accounts receivable	149	60	10	(70)	(2)	149
Inventories	19	6	50	-		75
Deferred tax assets	-	-	319	(319)	(2)	-
Prepaid expenses and other	293	-	93	(93)	(2)	293
Total current assets	1,111	298	550	1,708		3,667
Property and equipment-net	2,328	5,413	13,200	(113)	(2)	20,828
Intangible assets-net	503	-	-	975	(2)	1,478
Goodwill	896	-	-	469	(2)	1,365
Other assets	3	28	25	(53)	(2)	3
Total assets	4,841	5,739	13,775	2,986		27,341
Liabilities:
Accounts payable and accrued expenses	640	1,082	2,327	(3,409)	(2)	640
Payable to vendor for digital systems	1,066	-	-	-		1,066
Earnout from theatre acquisition	124	-	-	-		124
Dividends payable	265	-	-	-		265
Notes payable, current portion	-	427	1,402	(1,829)	(2)	-
Capital lease obligations, current portion	-	121	58	(179)	(2)	-

Total current liabilities	2,095	1,630	3,787	(5,417)		2,095
Notes payable, net of current portion	-	3,819	5,459	(9,278)	(2)	-
Deferred taxes	32	-	903	(903)	(2)	32
Deferred rent expense	40	303	953	(1,256)	(2)	40
Capital lease obligations, net of current portion	-	334	125	(459)	(2)	-
Total liabilities	2,167	6,086	11,227	(17,313)		2,167
Stockholders’ equity:
Series A preferred stock	20	-	-	(20)	(5)	-
Class A common stock	6	-	-	10	(5)
				36	(1)	52

Class B common stock	9	-	-	-		9
Common stock	-	5	4	(9)	(2)	-
Additional paid-in capital	4,001	-	108	24,964	(1)
				(2,500)	(1)	26,475
				(108)	(2)
				10	(5)

Retained (deficit) earnings	(1,362)	(352)	2,436	(2,084)	(2)	(1,362)
Total stockholders’ equity	2,674	(347)	2,548	40,299		25,174
Total liabilities and stockholders’ equity	$4,841	$5,739	$13,775	$2,986		$27,341

Unaudited Pro Forma Combined Statements of Operations
Period from Inception (July 29, 2010 to June 30, 2011)

	Successor	Predecessor
(Dollars in thousands except per share data)	Digiplex from inception date (July 29, 2010) to June 30, 2011	Rialto/ Cranford (from July 1, 2010 to December 31, 2010)	Bloomfield (from July 1, 2010 to February 17, 2011)	Lisbon Theaters, Inc.(from July 1, 2010 to June 30, 2011)	Cinema Supply (from August 1, 2010 to July 31, 2011)	Adjustment	Footnotes	Pro forma Combined

Revenues	$1,572	$1,150	$569	$4,355	$14,602	(228)	(7)	$22,020
Costs and expenses:
Film rent expense	598	506	241	1,418	5,753	(48)	(7)	8,468
Cost of concessions	66	51	39	235	633	(6)	(7)	1,018
Salaries and wages	235	137	39	464	1,613	(161)	(7)	2,327
Facility lease expense	223	119	57	573	1,420	(94)	(7)	2,298
Utilities and other	258	216	84	625	2,415	-		3,598
General and administrative	900	170	80	168	779	380	(8)	1,530
						(947)	(7)

Depreciation and amortization	165	70	2	534	1,479	609	(3)	2,859
Total costs and expenses	2,445	1,269	542	4,017	14,092	(267)		22,098
Operating income (loss)	(873)	(119)	27	338	510	39		(78)
Other income (expense):
Bargain purchase gain from theatre acquisition	98	-	-	-	-	-		98
Interest expense	-	11	-	369	501	(11)	(4)	-
						(870)	(7)

Other income (expense)	(1)	-	-	-	16	(16)	(7)	(1)
Income (loss) before income taxes	(776)	(130)	27	(31)	25	904		19
Income tax expense (benefit)	14	-	-	-	12	(12)	(6)	14
Net income (loss)	(790)	(130)	27	(31)	13	916		5
Preferred stock dividends	(112)	-	-	-	-	112	(5)	-
Net income (loss) attributable to common stockholders	$(902)	$(130)	$27	$(31)	$13	$1,028		$5
Net income (loss) per Class A and Class B common share – basic and diluted	$(0.84)							$-
Weighted average number of Class A and Class B common shares outstanding: basic and diluted	1,073,207					3,600,000 1,282,209	(1) (5)	5,955,416

Other Operating Data:

Theatre level cash flow (9)	$192	121	109	1,040	2,768	81		$4,311
Adjusted EBITDA (10)	$(373)	(49)	29	872	1,989	648		$3,116

Interim Unaudited Pro Forma Combined Statements of Operations
Six Months Ended December 31, 2011

	Successor
(Dollars in thousands except per share data)	Digiplex (for the six months ended December 31, 2011)	Lisbon Cinema (for the six months ended December 31, 2011)	Cinema Supply (for the six months ended January 31, 2012)	Pro Forma Adjustment	Pro Forma Footnotes	Pro Forma Combined
Revenues	$1,899	$2,395	$6,742	$(66)	(7)	$10,970
Costs and Expenses:
Film rent expense	598	960	2,605	(3)	(7)	4,160
Cost of concessions	68	180	294	(22)	(7)	520
Salaries and wages	288	208	685	(3)	(7)	1,178
Facility lease expense	248	222	746	(2)	(7)	1,214
Utilities and other	329	300	1,231	(13)	(7)	1,847
General and administrative	673	71	474	158	(8)	831
				(545)	(7)

Depreciation and amortization	262	281	652	331	(3)	1,526
Total costs and expenses	2,466	2,222	6,687	(99)		11,276
Operating income (loss)	(567)	173	55	33		(306)
Other Income (expense)
Interest expense	-	171	227	(398)	(7)	-
Other expense	-	-	69	(69)	(7)	-
Income (loss) before income taxes	(567)	2	(241)	500		(306)
Income tax expense (benefit)	20	-	(172)	(172)	(6)	20
Net income (loss)	(587)	2	(69)	328		(326)
Preferred stock dividends	(153)	-	-	153	(5)	-
Net income (loss) attributable to common stockholders	$(740)	$2	$(69)	$481		$(326)
Net loss per Class A and Class B Common Share – Basic and Diluted	$(0.50)	-	-	-		$(0.05)
Weighted average number of Class A and Class B common shares outstanding: Basic and Diluted	1,469,166	-	-	3,600,000	(1)	6,055,416
				986,250	(5)

Other operating data:

Theatre level cash flow (9)	$368	$525	$1,181	$(23)		$2,051
Adjusted EBITDA (10)	$(263)	$454	$707	$364		$1,262

Notes to Pro Forma Combined Financial Statements

(1)
To record $25 million of gross proceeds from this offering, less estimated underwriting commissions and costs of the offering totaling $2.5 million, and the issuance of 3,600,000 shares of Class A common stock.

(2)
To record the Lisbon Cinema and Cinema Centers assets acquired for a purchase price of  $6 million and $14 million, respectively ($20 million total), based on estimated fair value. The operating leases of Cinema Centers and Lisbon Cinema for their theatre facilities are expected to be assumed at market rates in the acquisitions. No other liabilities, debt or capital lease obligations would be assumed under the asset purchase agreements nor is it anticipated that any significant liabilities would be created upon the acquisitions. Estimated fair value allocation of the purchase price (which is subject to change), and adjustment to reflect the removal of assets and liabilities not being acquired, is as follows:

	Lisbon Cinema				Cinema Centers				Total
(Dollars in thousands): Assets:	(1) Historical Basis	(2) Adjustment for Components not being acquired	(3) Purchase Accounting Adjustment	(1)-(2)-(3) (4) Estimated Fair Value	(5) Historical Basis	(6) Adjustment for Components not being acquired	(7) Purchase Accounting Adjustment	(5)-(6)-(7) (8) Estimated Fair Value	(2)+(3) + (7)+(8) Adjustments (to page 24)
Cash and cash equivalents	$232	$(232)	-	$ -	$78	$(78)	$-	-	$(310)
Accounts receivable	60	(60)	-	-	10	(10)	-	-	(70)
Inventories	6	-	-	6	50	-	-	50	-
Deferred tax assets	-	-	-	-	319	(319)	-	-	(319)
Prepaid expenses and other	-	-	-	-	93	(93)	-	-	(93)
Total current assets	298			6	550			50
Property and equipment-net	5,413	-	87	5,500	13,200	-	(200)	13,000	(113)
Intangible assets-net (a)	-	-	275	275	-	-	700	700	975
Goodwill	-	-	219	219	-	-	250	250	469
Other assets	28	(28)	-	-	25	(25)	-	-	(53)
Total assets	5,739			6,000	13,775			14,000
Liabilities:
Accounts payable and accrued expenses	1,082	(1,082)	-	-	2,327	(2,327)	-	-	(3,409)
Notes payable, current portion	427	(427)	-	-	1,402	(1,402)	-	-	(1,829)
Capital lease obligations, current portion	121	(121)	-	-	58	(58)	-	-	(179)
Total current liabilities	1,630	(1,630)		-	3,787	(3,787)
Notes payable, net of current portion	3,819	(3,819)	-	-	5,459	(5,459)	-	-	(9,278)
Deferred taxes	-	-	-	-	903	(903)	-	-	(903)
Deferred rent expense	303	(303)	-	-	953	(953)	-	-	(1,256)
Capital lease obligations, net of current portion	334	(334)	-	-	125	(125)	-	-	(459)
Total liabilities	6,086			-	11,227				(17,313)
Stockholders’ equity:
Common Stock	5	(5)	-	-	4	(4)	-	-	(9)
Additional paid-in capital	-	-	-	-	108	(108)	-	-	(108)
Retained (deficit) earnings	(352)	352	-	-	2,436	(2,436)	-	-	(2,084)
Total stockholders’ equity	(347)			-	2,548			-
Total liabilities and stockholder’s equity	$5,739			$ -	$13,775			$-

(a)  Intangible assets consist of trade name and covenants not to compete.

(3)  To record estimated depreciation and amortization on the acquired assets, as follows (dollars in thousands):

Inception date (July 29, 2010) to June 30, 2011	Historical Amount	Adjustments		Pro Forma as Adjusted
Digiplex (Successor)	$165	$165	(a)	$330
Rialto/Cranford (Predecessor)	70	(70)	(b)	-
Bloomfield	2	(2)	(b)	-
Lisbon Cinema	534	(29)	(c)	505
Cinema Centers	1,479	545	(c)	2,024
Total	$2,250	$609		$2,859

Six Months Ended December 31, 2011	Historical Amount	Adjustments		Pro Forma as Adjusted
Digiplex (Successor)	$262	-		$262
Lisbon Cinema	281	(29)	(c)	252
Cinema Centers	652	360	(c)	1,012
Total	$1,195	$331		$1,526

(a) To adjust depreciation and amortization on Digiplex-owned assets as if they had been in operation since July 1, 2010.

(b) To remove prior depreciation on these theaters, as they are already owned by Digiplex and included in the Digiplex adjustment in (a).

(c) To adjust depreciation on the newly acquired theatres as follows:

Inception date (July 29, 2010) to June 30, 2011	Lisbon Cinema			Cinema Centers
	Estimated Fair Value	Estimated Useful Life (years)	Depreciation	Estimated Fair Value	Estimated Useful Life (years)	Depreciation
Trade Name	$200	5	$40	$500	5	$100
Covenants not to compete	75	3	25	200	3	67
Property and equipment	5,500	5-23	440	13,000	5-8	1,857
Total	$5,775		$505	$13,700		$2,024
Historical Amounts			534			1,479
Adjustment			$(29)			$545

Six Months Ended December 31, 2011	Lisbon Cinema			Cinema Centers
	Estimated Fair Value	Estimated Useful Life (years)	Depreciation	Estimated Fair Value	Estimated Useful Life (years)	Depreciation
Trade Name	$200	5	$20	$500	5	$50
Covenants not to compete	75	3	12	200	3	33
Property and equipment	5,500	5-23	220	13,000	5-8	929
Total	$5,775		$252	$13,700		1,012
Historical Amounts			281			652
Adjustment			$(29)			$360

(4)	To remove historical interest expense of acquired theatres, as there was no assumption of debt on the acquisition dates.

(5)
To reflect the conversion of all Series A preferred stock into Class A common stock and adjust the outstanding number of shares of Class A common stock as though such shares had been outstanding for the entire period.

(6)
To reflect income tax expense, although there were pretax losses, mainly because of the existence of a full deferred tax asset valuation allowance. This circumstance generally results in a zero net tax provision since the income tax expense or benefit that would otherwise be recognized is offset by the change to the valuation allowance.

(7)	To remove the components of Lisbon Cinema and Cinema Centers operations that will not be acquired by us, as follows: (Dollars in thousands)

	Lisbon Cinema (July1, 2010 to June 30, 2011)			Cinema Centers (August 1, 2010 to July 31, 2011)			Total
	(1) Historical	(2) Components to be acquired	(3) (1)–(2) Adjustment	(4) Historical	(5) Components to be acquired	(6) (4)-(5) Adjustment	(3) + (6) Adjustment
Revenues	$4,355	$4,355	$-	$14,602	$14,374	$(228)	$(228)
Costs and Expenses:
Film rent expense	1,418	1,418	-	5,753	5,705	(48)	(48)
Cost of concession	235	235	-	633	627	(6)	(6)
Salaries and wages	464	464	-	1,613	1,452	(161)	(161)
Facility lease expense	573	573	-	1,420	1,326	(94)	(94)
General and administrative	168	-	(168)	779	-	(779)	(947)
Interest expense	369	-	(369)	501	-	(501)	(870)
Other	-	-	-	16	-	(16)	(16)

	Lisbon Cinema (six months ended December 31, 2011)			Cinema Centers (six months ended January 31, 2012)			Total
	(1) Historical	(2) Components to be acquired	(3) (1)–(2) Adjustment	(4) Historical	(5) Components to be acquired	(6) (4-(5) Adjustment	(3) + (6) Adjustment
Revenues	$2,395	$2,395	-	$6,742	$6,676	$(66)	$(66)
Costs and Expenses:
Film rent expense	960	960	-	2,605	2,602	(3)	(3)
Cost of concession	180	180	-	294	272	(22)	(22)
Salaries and wages	208	208	-	685	682	(3)	(3)
Facility lease expense	222	222	-	746	744	(2)	(2)
General and administrative	71	-	(71)	474	-	(474)	(545)
Interest expense	171	-	(171)	227	-	(227)	(398)
Other	-	-	-	69	-	(69)	(69)

(8)	Represents bonuses payable to Mr. Mayo under his employment agreement, upon the attainment of the pro forma revenues contained herein. See page 66 for a discussion of Mr. Mayo's employment agreement.

(9)	TLCF is a non-GAAP financial measure. For additional information on TLCF, see page 30 and pages 41-42.

(10)	Adjusted EBITDA is a non-GAAP financial measure. For additional information on Adjusted EBITDA, see below and pages 41-42.

A reconciliation of pro forma TLCF and Adjusted   EBITDA to our pro forma net loss  is calculated as follows (in thousands):

Adjusted EBITDA reconciliation (Dollars in thousands):
(unaudited)	Pro forma (19 screens)	Pro forma (85 screens)	Pro forma (85 screens) Six Months Ended
	Fiscal 2011 Period	Fiscal 2011 period	December 31, 2011
Net income (loss)	$(975)	$5	$(326)
Add back:
Depreciation and amortization	330	2,859	1,526
Income tax expense	14	14	20
EBITDA	(631)	2,878	1,220
Add back:
Stock-based compensation and expenses (1)	186	186	33
Other expense	1	1	-
Non-recurring organizational and M&A–related professional fees (2)	149	149	9
Deduct:
Bargain purchase gain from theatre acquisition (3)	(98)	(98)	-
Adjusted EBITDA	$(393)	$3,116	$1,262

TLCF reconciliation:	Pro forma (19 screens)	Pro forma (85 screens)	Pro forma (85 screens) Six months Ended
(unaudited)	Fiscal 2011 Period	Fiscal 2011 period	December 31, 2011
Net income (loss)	$(975)	$5	$(326)
Add back:
General and administrative (4)	1,150	1,530	831
Depreciation and amortization	330	2,859	1,526
Income tax expense	14	14	20
Other expense	1	1	-
Deduct:
Bargain purchase gain from theatre acquisition (3)	(98)	(98)	-
TLCF	$422	$4,311	$2,051

(1)
Represents the fair value of shares of Class A common stock issued to employees and non-employees for services rendered.  As these are non-cash charges, we believe that it is appropriate to show Adjusted EBITDA excluding this item.

(2)
Primarily represents legal fees incurred in connection with start-up activities, and the creation of acquisition template documents that will be used by us for future transactions. While we intend to acquire additional theatres, we have laid the groundwork for our acquisition program and we expect to incur reduced legal fees in connection with future acquisitions. We therefore believe that it is appropriate to exclude these items from Adjusted EBITDA.

(3)
Represents the excess of the fair value of identified tangible and intangible assets from our purchase price of the Bloomfield 8.  As a non-recurring item and unrelated to the operation of the theatre, we believe that it is appropriate to show TLCF and Adjusted EBITDA excluding this item.

(4)	TLCF is intended to be a measure of theatre profitability. Therefore, our corporate general and administrative expenses have been excluded.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the historical consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our fiscal year ends on June 30 each year. References to “fiscal year 2011” are for the inception period (July 29, 2010) to June 30, 2011.

Overview

We operate three theatres located in Westfield, New Jersey (the Rialto), Cranford, New Jersey (the Cranford) and Bloomfield, Connecticut (the Bloomfield 8), consisting of 19 screens. Our three theatres had over 148,000 attendees for fiscal year 2011, over 297,000 attendees for the twelve months ended June 30, 2011 on a pro forma basis as though all three theatres were owned by Digiplex as of July 1, 2010, and over 163,000 attendees for the six months ended December 31, 2011. We acquired the Rialto and the Cranford on December 31, 2010 and the Bloomfield 8 on February 17, 2011.

In April 2011, we entered into an asset purchase agreement for our contemplated purchase of certain assets and assumption of theatre operating leases of Cinema Supply, consisting of a chain of five theatres with 54 screens located throughout central Pennsylvania. Cinema Centers consists of:

•	an 11 screen theatre known as Cinema Center of Bloomsburg, located in Bloomsburg, Pennsylvania;

•	a 12 screen theatre known as Cinema Center of Camp Hill, located in Camp Hill, Pennsylvania;

•	a 10 screen theatre known as Cinema Center of Fairground Mall, located in Reading, Pennsylvania;

•	a 12 screen theatre known as Cinema Center of Selinsgrove, located in Selinsgrove, Pennsylvania; and

•	a 9 screen theatre known as Cinema Center of Williamsport, located in Williamsport, Pennsylvania.

Cinema Centers had approximately 1.4 million attendees for the year ended December 31, 201l. Six of the 54 screens constituting Cinema Centers have been converted to digital cinema platforms. We intend to convert the remaining 48 screens to digital platforms within approximately four months after consummation of this offering at an approximate aggregate cost of $3.0 million and expect to finance this conversion through capital leases or other secured financing from banks or vendors. We intend to use approximately $14.0 million of the net proceeds from this offering to consummate the Cinema Centers acquisition.

In February 2012, we entered into an asset purchase agreement for our purchase of certain assets of Lisbon Cinema, which we refer to as the “Lisbon Cinema acquisition”.  Lisbon Cinema consists of a single theater with 12 screens in Lisbon, Connecticut.  Lisbon Cinema had approximately 388,000 attendees for the year ended December 31, 2011.  All of the Lisbon Cinema theatre screens have been previously converted to digital formats.  We intend to use approximately $6.0 million of the net proceeds from this offering to consummate the Lisbon Cinema acquisition.

Our plan to expand our business is based on our business strategy, centered on our slogan “cinema reinvented,” and includes:

•
Acquisitions of existing historically cash flow positive theatres in free zones. We intend to selectively pursue multi-screen theatre acquisition opportunities that meet our strategic and financial criteria. Our philosophy is to “buy and improve” existing facilities rather than “find and build” new theatres. We believe this approach provides more predictability, speed of execution and lower risk.

•
Creation of an all-digital theatre circuit utilizing our senior management team’s extensive experience in digital cinema and related technologies, alternative content selection and movie selection. We have converted all of our existing theatres and will convert those we acquire to digital projection platforms with an appropriate mix of RealD™ 3D auditoriums in each theatre complex.

•
Offering our customers a program of popular movies and alternative content such as sports, concerts, opera, ballet and video games to increase seat utilization and concession sales during off peak and some peak periods.

•
Deployment of state of the art integrated software systems for back office accounting and remote camera surveillance systems for theatre management which enable us to manage our business efficiently and to provide maximum scheduling flexibility while reducing operational costs.

•
Active marketing of the Digiplex brand and our programs to consumers using primarily new media tools such as social media, website design and regular electronic communications to our targeted audience.

•
Enhancing our alternative content programs with themed costuming for our theatre personnel, food packages, scripted introductions by theatre managers, and the use of selected staff members called “ambassadors” to employ various social media tools before, during and after each event to promote the event and the Digiplex brand.

Other than the funds resulting from this offering, there can be no assurance, however, that we will be able to secure financing necessary to implement our business strategy, including to acquire additional theatres or to renovate and digitalize the theatres we do acquire.

We manage our business under one reportable segment: theatre exhibition operations.

Components of Operating Results

Revenues

We generate revenues primarily from admissions and concession sales with additional revenues from screen advertising sales and other revenue streams, such as theatre rentals, private parties and vendor marketing promotions. Our advertising agreement with NCM has assisted us in expanding our offerings to domestic advertisers and will be broadening ancillary revenue sources, such as digital video monitor advertising and third party branding. Our alternative content agreements with NCM and others has assisted us in expanding our alternative content offerings, such as live and pre-recorded concert events, opera, ballet, sports programs, and other cultural events. In addition to NCM, we select, market and exhibit alternative content from a variety of other sources, including Emerging Pictures, Cinedigm, Screenvision, and others as they offer their programs to us.  Our existing three theatres, and the five theatres we intend to acquire from Cinema Centers, and the theatre we intend to acquire from Lisbon Cinema are located in “free zones,” or areas that permit us to acquire movies from any distributor.  As such, we display all of the leading movies and can tailor our offerings to each of our markets.

Our revenues are affected by changes in attendance and concession revenues per patron. Attendance is primarily affected by the quality and quantity of films released by motion picture studios. Our revenues are seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, motion picture studios release the most marketable motion pictures during the summer and holiday seasons. The unexpected emergence or continuance of a “hit” film during other periods can alter the traditional pattern. The timing of movie releases can have a significant effect on our results of operations, and the results of one fiscal quarter are not necessarily indicative of the results for the next or any other fiscal quarter. The seasonality of motion picture exhibition, however, has become less pronounced as motion picture studios are releasing motion pictures somewhat more evenly throughout the year. Our operations may be impacted by the effects of rising costs of our concession items, wages, energy and other operating costs.  We would generally expect to offset those increased costs with higher costs for admission and concessions.

Expenses

Film rent expenses are variable in nature and fluctuate with our admissions revenues. Film rent expense as a percentage of revenues is generally higher for periods in which more blockbuster films are released. Film rent expense can also vary based on the length of a film’s run and are generally negotiated on a film-by-film and theatre-by-theatre basis. Film rent expense is higher for mainstream movies produced by the Hollywood studios, and lower for art and independent product. Film rent expense is reduced by virtual print fees that we earn from motion picture distributors.

Cost of concessions is variable in nature and fluctuates with our concession revenues. We purchase concession supplies to replace units sold. We negotiate prices for concession supplies directly with concession vendors and manufacturers to obtain volume rates. Because we purchase certain concession items, such as fountain drinks and popcorn, in bulk and not pre-packaged for individual servings, we are able to improve our margins by negotiating volume discounts.

Salaries and wages include a fixed cost component (i.e., the minimum staffing costs to operate a theatre facility during non-peak periods) and a variable component in relation to revenues as theatre staffing is adjusted to respond to changes in attendance.

Facility lease expense is primarily a fixed cost at the theatre level as most of our facility operating leases require a fixed monthly minimum rent payment. Our leases are also subject to percentage rent in addition to their fixed monthly rent if a target annual revenue level is achieved.

Utilities and other expenses include certain costs that have both fixed and variable components such as utilities, property taxes, janitorial costs, repairs and maintenance and security services.

For a summary of other industry trends as well as other risks and uncertainties relevant to us, see “Business — Industry Overview and Trends” and “Risk Factors.”

Significant Events and Fiscal 2012 Outlook

•
New Jersey Theatre Acquisitions. On December 31, 2010, we acquired the Rialto and Cranford theatres in Westfield and Cranford, New Jersey having six and five screens, respectively, for a total purchase price of $1.8 million.  We paid $1.2 million in cash and issued to the seller 250,000 shares of our Series A preferred stock, valued at $0.5 million, along with an earn-out.  The fair value of the earn-out was recorded as additional purchase price, and as a liability with an estimated fair value of $0.1 million to be paid over 2 years. For additional information regarding the earn-out, see “Business — Acquisitions.”  Total goodwill resulting from the acquisition of the Rialto and Cranford was $0.9 million.

•
Connecticut Theatre Acquisition.  On February 17, 2011, we acquired the Bloomfield 8, an 8-screen theatre in Bloomfield, Connecticut, for $0.1 million in cash.  The fair value of the theatre was determined to be $0.2 million, and we recorded a bargain purchase gain of $0.1 million during fiscal year 2011.

•
Digital Projector Installation.  During fiscal year 2011, we installed 16 digital projectors and related equipment in our three theatres.  The average cost that we incurred with respect to the installation was approximately $74,000, inclusive of equipment and labor.  Our total cost of digital platform installations to December 31, 2011 was $1.2 million. With the three systems that had been previously installed, all 19 screens were digitally equipped as of June 30, 2011.  The remaining balance of the cost of the 16 digital systems was approximately $1.1 million and was included in property and equipment, net and as a current liability as of June 30, 2011 and December 31, 2011.  We plan to repay the cost of this digital equipment with a portion of the net proceeds from this offering at an approximate aggregate cost of $3.0 million and expect to finance this conversion through capital lease or other secured financing from banks or vendors.

•
Advertising Agreement.  During the fiscal year 2011, we entered into a five year advertising agreement with NCM that entitles us to payments on a per patron basis for advertising displayed by NCM on our screens.  We started recording the revenues per patron under this agreement during the six months ended December 31, 2011, and we expect revenues from this agreement to be accretive to our theatres’ revenues.

•
Alternative Content Program Launch.  Along with the continued display of traditional feature movies, a cornerstone of our business strategy is to exhibit opera, ballet, concerts, sporting events, children’s programming and other forms of alternative content in our theatres.  Using our 19 digital systems (12 of which are equipped to show 3D events), we can show live and pre-recorded 2D and 3D events at off-peak times to increase the utilization of our theatres.

•
Acquisition Strategy. We plan to acquire existing movie theatres in free zones over the next 12 months and beyond. We generally seek to pay a multiple of 4.5 times to 5.5 times TLCF for theatres we acquire. TLCF is calculated as revenues minus theatre operating expenses (excluding depreciation and amortization). See pages 41-42 for additional information regarding TLCF. For example, the Cinema Centers and Lisbon Cinema theatres had historical TLCF for their respective 2011 fiscal years of approximately $2.9 million and $1.0 million respectively, yielding multiples of 4.8 times and 6.0 times TLCF for Cinema Centers and Lisbon Cinema based on our agreed upon purchase prices of $14.0 million and $6.0 million.The higher multiple being paid for Lisbon Cinema is because the asset base being acquired includes 12 recently installed digital projection systems.

The following table sets forth the percentage of total revenues represented by statement of operations  items included in our consolidated statements of operations for the periods indicated (dollars and attendance in thousands, except average ticket prices and average concession per patron):

Results of Operations

	Successor		Predecessor		Predecessor
	Fiscal Year Ended June 30, 2011		Fiscal Year Ended December 31, 2010		Fiscal Year Ended December 31, 2009
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenues
Admissions	$1,158	74	$1,529	71	$1,876	74
Concessions	382	24	627	29	660	26
Other	32	2	-	-	-	-
Total revenues	1,572	100	2,156	100	2,536	100
Cost of operations:
Film rent expense (1)	598	51	841	55	1,032	55
Cost of concessions (2)	66	17	94	15	143	22
Salaries and wages (3)	235	15	273	13	234	9
Facility lease expense (3)	223	14	238	11	111	4
Utilities and other (3)	258	16	352	16	375	15
General and administrative expenses (including share-based compensation and expenses of $186, $0 and $0, respectively) (3)	900	57	441	20	412	16
Depreciation and amortization (3)	165	10	141	7	117	5
Total costs and expenses(3)	2,445	155	2,380	110	2,424	96

Operating income (loss)(3)	(873)	(55)	(224)	(10)	112	4
Bargain purchase gain from theatre acquisition (3)	(98)	(6)	-	-	-	-
Interest	-	-	5	-	3	-
Other	1	-		-	-	-
Income (loss) before income taxes (3)	(776)	(49)	(229)	(10)	109	4
Income taxes (4)	14	(2)	-	-	-	-
Net income (loss) (3)	$(790)	(50)	$(229)	(10)	$109	4
Other operating data:
Theatre Level Cash Flow (7)	$192	12	$358	17	$641	25
Adjusted EBITDA (8)	$(373)	(24)	$(83)	(4)	$229	9
Attendance	148	*	206	*	258	*
Average ticket price (5)	$7.82	*	$7.42	*	$7.27	*
Average concession per patron(6)	$2.58	*	$3.04	*	$2.56	*

__________________
*Not meaningful

(1)	Percentage of revenues calculated as a percentage of admissions revenues.

(2)	Percentage of revenues calculated as a percentage of concessions revenues.

(3)	Percentage of revenues calculated as a percentage of total revenues.

(4)	Calculated as a percentage of pre-tax loss.

(5)	Calculated as admissions revenue/attendance.

(6)	Calculated as concessions revenue/attendance.

(7)
TLCF is a non-GAAP financial measure.  TLCF is a common financial metric in the theatre industry, used to gauge profitability at the theatre level, before the effect of depreciation and amortization, general and administrative expenses, interest, taxes or other income and expense items.  While TLCF is not intended to replace any presentation included in our consolidated financial statements under GAAP and should not be considered an alternative to cash flow as a measure of liquidity, we believe that this measure is useful in assessing our cash flow and working capital requirements. This calculation may differ in method of calculation from similarly titled measures used by other companies. This adjusted financial measure should be read in conjunction with the financial statements included in this prospectus. For additional information on TLCF, see  pages 43-44.

(8)
Adjusted EBITDA is a non-GAAP financial measure. We use adjusted EBITDA as a supplemental liquidity measure because we find it useful to understand and evaluate our results, excluding the impact of non-cash depreciation and amortization charges, stock based compensation expenses, and nonrecurring expenses and outlays, prior to our consideration of the impact of other potential sources and uses of cash, such as working capital items. This calculation may differ in method of calculation from similarly titled measures used by other companies. This adjusted financial measure should be read in conjunction with the financial statements included in this prospectus. For additional information on Adjusted EBITDA, see pages 43-44.

Fiscal Year 2011 (Successor) and Fiscal Years 2010 and 2009 (Predecessor)

Our fiscal year 2011 results include the Rialto and Cranford theatres for the six month period from the acquisition date of December 31, 2010 to June 30, 2011, and the Bloomfield 8 Theatre for the approximately four and a half month period from the acquisition date of February 17, 2011 to June 30, 2011.  The fiscal year 2010 and 2009 results of the Predecessor include those of the Rialto and Cranford theatres for the respective 12 month periods, and do not include the results of the Bloomfield 8.

Admissions and Concessions.  Our fiscal year 2011 revenues include our Rialto and Cranford theatres for the six month period from the acquisition date of December 31, 2010 to June 30, 2011, and the Bloomfield 8 theatre for the approximately four and a half month period from the acquisition date of February 17, 2011 to June 30, 2011.  During that time, we adjusted admission and concession prices and our concession offerings, based on our review of the local market conditions. The decline in revenues from 2009 to 2010 was primarily due to a stronger product mix in 2009 that included such blockbuster titles as Avatar. We believe the year-over-year revenue decline was consistent with the industry average.

We believe the average ticket prices and the average concession purchases at our theatres as shown in the table above are close to the averages among movie theatres in our operating markets. During fiscal year 2011, approximately 148,000 patrons attended a movie or other event at our theatres.  We believe each theatre’s revenues are positioned to grow in the next fiscal year and beyond from our product offerings, including the addition of alternative content, such as concerts, sporting events and children’s programming, when the theatres are not otherwise operating at peak levels.

Other Revenues.  Other revenues in fiscal year 2011 consist of theatre rentals for parties, camps and other activities. Additionally, although we had no revenues from advertising during fiscal year 2011, we entered into an advertising agreement with NCM to receive ad revenues which commenced during the three months ended September 30, 2011. We expect advertising revenues to be a component of our operating results in future periods.  The Predecessor had no other revenues in fiscal years 2010 and 2009.

Film Rent Expense. Beginning in 2011, we utilize Clearview’s film department as an external “booking” service to purchase (or “rent”) films at each location from the movie studios (excluding alternative content).  We expect that as we grow we will be able to obtain content at levels comparable to our competitors, although we will be subject to the same pricing trends that all exhibitors will experience.  While film rent expense is a variable cost that fluctuates with box office revenues, we generally expect film rent expense to range from 45% to 55% of admissions revenues, with art and independent titles at the lower end of the range and mainstream movie titles at the middle to high end of the range. During the fiscal year 2011, we recorded virtual print fees of $35 thousand which reduced our film rent expense.

Cost of Concessions. Beginning in 2011, we purchase concession items from two main national vendors, along with smaller vendors for specialty items.  We have been able to negotiate favorable concessions pricing for many items typically only enjoyed by national theatre circuits, due to the reputation of our senior management team and our growth expectations.  Cost of concessions is a variable expense that will fluctuate with concession revenues.  We expect our cost of concessions to average between 15% to 20% of our concession revenues, with mainstream movies generating margins at the higher end of the range, and art and independent movies at the lower end. Changes in the cost of concessions percentage from year to year are due to the mix of products being sold and fluctuations in supply pricing.

Salaries and Wages.  Our theatre employees are mostly part-time hourly employees, supervised by one or more full-time managers at each location.  Our payroll expenses contain a fixed component but are also variable and will fluctuate, being generally higher during the peak summer and holiday periods, and also during alternative content events, and lower at other times.  The change from 2009 to 2010 was due to higher average wages paid to theatre personnel. Salaries and wages were higher as a percentage of revenue due to reduced revenue in 2010 following a record year at the box office in 2009.

Facility Lease Expense.  Each of our facilities is operated under operating leases that contain renewal options upon expiration.  The leases contain provisions that increase rents in certain amounts and at certain times during the initial term, and the leases for our three theatres require additional rent to be paid upon the achievement of certain revenue targets.  For fiscal year 2011, there was no additional rent expense recorded because the revenue targets had not been exceeded. Upon acquisition of each of our theatres, we entered into new leases with the landlords, with different lease rates and terms than had existed under prior ownership.  The change from 2009 to 2010 was due to a revision in the Predecessor’s lease arrangement with the owner of the theatres.

Utilities and Other.  Utilities and other expenses consist of utility charges, real estate taxes incurred pursuant to the operating leases for our theatres, and various other costs of operating the theatres.  We expect these costs, which are largely fixed in nature, to remain relatively constant for the theatres, with growth in these expenses as we acquire more theatres.

General and Administrative Expenses.  General and administrative expenses consisted primarily of salaries and wages for our corporate staff, legal, accounting and professional fees associated with our startup and acquisition of theatres, marketing, and information technology related expenses.  We expect these costs to decrease as a percentage of revenue as many of the activities in fiscal year 2011, our first fiscal year, were related to laying the groundwork for anticipated growth.  Included in general and administrative expenses is stock compensation expense of $0.2 million related to issuance of Class A common stock to employees, non-employees and non-employee directors for services rendered during fiscal year 2011. We expect to issue additional stock-based awards in the future under stock compensation award plans, which may consist of stock options or restricted stock, subject to vesting periods.  As of June 30, 2011, we had 9 employees on our corporate staff, including our chief executive officer and other executive officers and staff to support our business development, technology, accounting, and marketing activities. The Successor's general and administrative expenses are at higher levels than the Predecessor's due to the Successor's planned acquisitions of theatres at the Successor, and expanded content offerings following the conversion to digital presentation.

Depreciation and Amortization.  We utilize straight line depreciation and amortization for property and equipment and intangible assets over the estimated useful life of each asset class.  Our largest fixed asset is our digital projection equipment, which has a gross cost of $1.2 million and is being depreciated over a 10-year expected useful life.  We expect digital projection equipment to be a large component of our asset base going forward following any acquisitions that we may consummate, along with other theatre equipment and leasehold improvements.  The change from 2009 to 2010 was due to renovations to the Rialto theatre in 2009 and a resulting increased asset base. Fiscal year 2011 amounts are based on the fair values assigned to the assets acquired on the respective theatre acquisition dates.

Operating Loss.  Our operating loss was primarily attributable to various startup costs, depreciation and amortization, general and administrative costs which will form the basis for future growth, and the lack of a full year of operation from our theatres.

Bargain Purchase Gain.  We recorded a bargain purchase gain of $0.1 million in fiscal year 2011 resulting from difference between the cash paid for the Bloomfield 8 theatre and the fair value of the acquired assets.

Income Taxes. We recorded income tax expense in fiscal year 2011, although there were pretax losses, mainly because of the existence of a full deferred tax asset valuation allowance. This circumstance generally results in a zero net tax provision since the income tax expense or benefit that would otherwise be recognized is offset by the change to the valuation allowance. However, we recorded an accrual of non-cash tax expense due to additional valuation allowance in connection with the tax amortization of our indefinite-lived intangible assets that was not available to offset existing deferred tax assets. The Predecessor had no income tax expense as it was a Subchapter S Corporation for tax purposes.

	Successor				Predecessor
	Six Months Ended		Inception Period		Six Months Ended
(Amounts in thousands, except per patron data)	December 31, 2011 (unaudited)		(July 29, 2010) to December 31, 2010 (7)		December 31, 2010 (unaudited)
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenues
Admissions	$1,392	73	$22	88	$820	74
Concessions	401	21	3	12	294	26
Other	106	6	-		-	-
Total revenues	1,899	100	25	100	1,114	100
Cost of operations:
Film rent expense (1)	598	43	9	36	430	52
Cost of concessions (2)	68	17	-	-	62	21
Salaries and wages (3)	288	15	2	8	132	12
Facility lease expense (3)	248	13	-	-	119	11
Utilities and other (3)	329	17	37	148	182	16
General and administrative expenses (including share-based compensation expenses of $33, $60 and $0, respectively) (3)	673	35	155	620	222	20
Depreciation and amortization (3)	262	14	-	-	70	6
Total costs and expenses(3)	2,466	130	203	812	1,217	109

Operating income (loss)(3)	(567)	(30)	(178)	712	(103)	(9)
Other	-	-	-		2	-
Loss before income taxes (3)	(567)	(30)	(178)		(105)	(9)
Income taxes (4)	20	(1)	-		-	-
Net loss (3)	$(587)	(31)	$(178)		$(105)	(9)
Other operating data:
Theatre Level Cash Flow (8)	$368	19	$(23)	(92)	$189	17
Adjusted EBITDA (9)	$(263)	(12)	$(97)	(392)	$(33)	(3)
Attendance	163	*	3	*	102	*
Average ticket price (5)	$8.54	*	$8.00	*	$8.00	*
Average concession per patron(6)	$2.46	*	$1.09	*	$2.88	*

__________________
*Not meaningful

(1)	Percentage of revenues calculated as a percentage of admissions revenues.

(2)	Percentage of revenues calculated as a percentage of concessions revenues.

(3)	Percentage of revenues calculated as a percentage of total revenues.

(4)	Calculated as a percentage of pre-tax loss.

(5)	Calculated as admissions revenue/attendance.

(6)	Calculated as concessions revenue/attendance.

(7)	The Successor's revenues and theatre operating expenses for the six months ended December 31, 2010 represent only one day of operating and are immaterial for discussion purposes.

(8)	TLCF is a non-GAAP financial measure. For additional information on TLCF, see pages 41-42.

(9)	Adjusted EBITDA is a non-GAAP financial measure. For additional information on Adjusted EBITDA, see pages 41-42.

Six Months Ended December 31, 2011 (Successor) and Six Months Ended December 31, 2010 (Predecessor)

For the six months ended December 31, 2011, the Successor's results included the Rialto, Cranford and Bloomfield 8 theatres. For the six months ended December 31, 2010, the Predecessor's results included only the Rialto and Cranford theatres.

Admissions and Concessions. For the six months ended December 31, 2011, our revenues included our theatres' operations for the entire period. The Successor had only one day of  revenues for the six months ended December 31, 2010.

During the six months ended December 31, 2011, approximately 163,000 patrons, attended a movie or other event at our theatres.

Other Revenues.  Other revenues for the six months ended December 31, 2011 consist of $74 thousand of theatre rentals to various groups including parties, camps and for other activities, and $32 thousand of revenues under our agreement with NCM. We expect these revenues to be an ongoing component of our operating results in future periods.

Film Rent Expense. During the six months ended December 31, 2011, we recorded virtual print fees of $132 thousand, which reduced our film rent expense. Excluding this reduction, film rent expense would have been 52% of admissions revenue, which we believe is close to the industry average of 50% to 55%. The movies displayed during the peak summer and holiday months were mainly from the major movie studios, which require higher payments of film rent as a percentage of revenue versus art and independent product which is more prevalent during the off-peak winter months.

Cost of Concessions. At 17% of our concessions revenue, we believe our cost of concessions is close to the industry average of 15% to 20%. Our concession costs as a percentage of concessions revenue can fluctuate based on the mixture of concession products sold, and changes in our supply pricing.

Facility Lease Expense. Facility lease expense represents the lease of our three theatre facilities for the six months ended December 31, 2011. We are subject to additional lease payments based on the achievement of certain revenue targets. There was $6 thousand of additional rent expense recorded during the six months ended December 31, 2011, in connection with the additional rent provisions in one of the leases.

Utilities and Other. Included in utilities and other expense are administrative costs related to our agreement for virtual print fees, which amounted to $13 thousand for the six months ended December 31, 2011. Other significant expenses included are repairs and maintenance of $50 thousand, real estate tax of $58 thousand, theatre supplies and cleaning of $52 thousand, utilities of $86 thousand, credit card processing fees of $23 thousand, and insurance of $17 thousand directly related to theatre operations.

General and Administrative Expenses. Included in general and administrative expenses is stock compensation expense of $33 thousand and $60 thousand for the Successor's 2011 and 2010 periods, respectively, related to issuance of Class A common stock to employees, non-employees and non-employee directors for services rendered. As of December 31, 2011 and 2010, we had 9 and 4 employees, respectively on our corporate staff. As a percentage of revenue, the Successor's general and administrative expenses were at higher levels than we expect in the future, because the Company is staffed to execute on its growth plans. We expect general and administrative expenses to be below 10% of revenue on an annual basis, once the Cinema Centers and Lisbon Cinema acquisitions are complete.

Operating Loss.  The operating loss was primarily attributable to various startup costs, depreciation and amortization and general and administrative costs which will form the basis for future growth, and the lack of a full year of operation from our theatres .

Income Taxes. We recorded income tax expense for the six months ended December 31, 2011, although there were pretax losses, mainly because of the existence of a full deferred tax asset valuation allowance. This circumstance generally results in a zero net tax provision since the income tax expense or benefit that would otherwise be recognized is offset by the change to the valuation allowance. However, we recorded an accrual of non-cash tax expense due to additional valuation allowance in connection with the tax amortization of our indefinite-lived intangible assets that was not available to offset existing deferred tax assets. The Predecessor had no income tax expense as it was a Subchapter S Corporation for tax purposes.

Liquidity and Capital Resources

We expect our primary uses of cash to be from continued theatre acquisitions, operating expenses, capital expenditures (for digital projection equipment and otherwise), general corporate purposes related to corporate operations, and possible debt service on any debt or payments with respect to capital leases that we may incur in the future. We expect our principal sources of liquidity to be from cash generated from operations, cash on hand, and anticipated proceeds from equity or debt issuances.

We plan to use approximately $14.0 million of the net proceeds of this offering to consummate the Cinema Centers acquisition, $6.0 million to consummate the Lisbon Cinema acquisition, and $1.1 million to repay our obligation to Barco for prior installations of digital projection systems in our existing theatres. Upon acquisition of the Cinema Centers locations, we will convert their remaining 48 screens to digital projection at a cost of approximately $3.0 million. We intend to finance this conversion through capital lease or other secured financing from banks or vendors.

Operating Activities

Net cash flows provided by operating activities totaled approximately $1.0 million, $48 thousand and $0.2 million for fiscal year 2011 (Successor) and fiscal years 2010 and 2009 (Predecessor), respectively.  During fiscal year 2011, an increase in accounts payable and accrued expenses contributed to our cash flow from operating activities, primarily related to the digital projection equipment we purchased and other payables we incurred in our first fiscal year including legal and professional fees. The Predecessor operating activities for 2010 and 2009 were largely due to the net income or loss for the year less the impact of depreciation. Net cash flows used in operating activities totaled approximately ($0.5) million, $0.3 million and ($0.1) million for the six months ended December 31, 2011 (Successor) inception period (July 29, 2010) to December 31, 2010 and 2010 (Predecessor), respectively.  In the 2011 interim period, a net decrease in accounts payable and accrued expenses resulted from the payment of a portion of our fiscal year 2011 payables, and increases in accounts receivable and prepaid expenses resulted from our new advertising and virtual print fee agreements. Operating activities for the 2010 period (Successor) reflect the expenses we incurred during our first fiscal period since inception, as we had no theatre operations at that time.  Our revenues are generated principally through admissions and concessions sales from feature films with proceeds received in cash or via credit cards at the point of sale and revenue recognized at the point of sale. Our operating expenses are primarily related to film and concession costs, rent, and payroll. Film rent expense is ordinarily paid to distributors within 30 days following receipt of admissions revenues (though it can be faster during holiday and summer periods), and the cost of our concessions are generally paid to vendors approximately 30 to 45 days from purchase.  Included in our liabilities at June 30, 2011 and December 31, 2011 is $1.1 million related to our installation of 16 digital projection systems in fiscal year 2011. We expect to continue to have significant capital expenditures for digital projection equipment and other theatre upgrades as we acquire and improve theatres.

Investing Activities

Our capital requirements for the Successor have arisen principally in connection with acquisitions of theatres, upgrading our theatre facilities post-acquisition and replacing equipment. Cash used in investing activities totaled $3.2 million, $84 and $676 during fiscal year 2011 (Successor) and fiscal years 2010 and 2009 (predecessor), respectively. The fiscal year 2011 amounts resulted from the acquisition of the Rialto and Cranford theatres (the cash portion of the purchase price was $1.2 million), the acquisition of the Bloomfield theatre for $0.1 million in cash, and capital expenditures at our theatres of $1.9 million, including in connection with the installation of digital projection equipment.  The fiscal year 2009 amounts were primarily due to renovations to the Rialto theatre.  Cash used in investing activities was $0.3 million during the six months ended December 31, 2011 (Successor) as we completed our upgrades to our three locations. The cash used in the period from inception date (July 29,2010) to December 31, 2010 was primarily for the acquisition of our New Jersey theatres. We do not anticipate further significant capital outlays for our three existing locations or for Lisbon Cinema for the next 12 months. We expect to incur up to $3.0 million of capital outlays for the Cinema Centers theatres in connection with the conversion of those theatres to digital projection systems. We may also incur significant capital outlays in connection with any other acquisition that we may consummate in the next 12 months, including digital projection equipment and other theatre upgrades.

We intend to continue to grow our theatre circuit through selective expansion and acquisition opportunities. We have executed an asset purchase agreement to acquire the Cinema Centers theatres, consisting of five theatres having 54 screens. All of the Cinema Center theatres are located in central Pennsylvania, and the total purchase price is $14.0 million.  On June 30, 2011, we amended the Cinema Centers asset purchase agreement to provide for an extension of the closing date until December 31, 2011, and an option to extend the closing date to March 31, 2012 if we deposit $0.1 million into escrow, which we expect to do in the first calendar quarter of 2012. We have also executed an Asset Purchase Agreement to acquire the Lisbon Cinema theatre, consisting of a single theatre having 12 screens.  The Lisbon Cinema theatre is located in Lisbon, Connecticut and the purchase price is $6.0 million subject to an “earn out” adjustment. We intend to fund the purchase prices of the Cinema Centers and Lisbon Cinema acquisitions with a portion of the net proceeds from this offering.

Depending on the size of this offering, and the availability of equity and debt financing following this offering, we have a pipeline of additional theatres that we may seek to acquire, and we have been in discussions with other potential sellers. However, other than the Cinema Centers and Lisbon Cinema asset purchase agreements, we do not have any executed agreements to acquire any other theatres and no other acquisitions are deemed probable. We are limited to our available sources of financing to complete any such acquisitions.

Financing Activities

Our financing activities for fiscal year 2011 and the six months ended December 31, 2011 consisted of the sale of Class A common and Series A preferred stock to investors, including certain of our executive officers and board members, less the direct costs associated with these transactions.  For fiscal year 2011, cash provided by financing activities included the sale of 1,522,500 shares of Series A preferred stock for $3.0 million, and 1,469,166 shares of Class A and Class B common stock for $0.4 million.  We incurred $.02 million of costs directly attributable to these equity issuances.  During the six months ended December 31, 2011, we issued 200,000 shares of Series A Preferred Stock for $0.4 million. In fiscal year 2009, cash flows from financing activities for the Predecessor were approximately $334, as the predecessor’s owner invested capital and used a line of credit to fund theater renovations.

Non-GAAP Financial Measures

Theatre Level Cash Flow and Adjusted EBITDA

TLCF was $0.2 million, $0.4 million and $0.6 million for fiscal year 2011 (Successor) and fiscal years 2010 and 2009 (Predecessor), respectively.  TLCF was $0.4 million and $0.2 million for the six months ended December 31, 2011 (Successor) and 2010 (Predecessor), respectively.  Adjusted EBITDA was ($0.4) million, ($0.08) million and $0.2 million for fiscal years 2011 (Successor), 2010 and 2009 (Predecessor) respectively and was ($0.2) million and ($0.03) million for the six months ended September 30, 2011 (Successor) and 2010 (Predecessor), respectively.

TLCF is a common financial metric in the theatre industry, used to gauge profitability at the theatre level, before the effect of depreciation and amortization, general and administrative expenses, interest, taxes or other income and expense items.  We use Adjusted EBITDA as a supplemental liquidity measure because we find it useful to understand and evaluate our results excluding the impact of non-cash depreciation and amortization charges, stock based compensation expenses, and nonrecurring expenses and outlays, prior to our consideration of the impacts of other potential sources and uses of cash, such as working capital items. We believe that TLCF and Adjusted EBITDA are useful to investors for these purposes as well.

TLCF and Adjusted EBITDA should not be considered alternatives to, or more meaningful than, GAAP measures such as net cash provided by operating activities. Because these measures exclude depreciation and amortization and they do not reflect any cash requirements for the replacement of the assets being depreciated and amortized, which assets will often have to be replaced in the future. Further, because these metrics do not reflect the impact of income taxes, cash dividends, capital expenditures and other cash commitments from time to time as described in more detail elsewhere in this prospectus, they do not represent how much discretionary cash we have available for other purposes. Nonetheless, TLCF and Adjusted EBITDA are key measures used by us. We also evaluate TLCF and Adjusted EBITDA because it is clear that movements in these measures impact our ability to attract financing.  TLCF and Adjusted EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.

A reconciliation of TLCF and Adjusted EBITDA to GAAP net loss is calculated as follows (in thousands):

Adjusted EBITDA reconciliation:
(unaudited)	Successor Fiscal Year 2011	Predecessor Fiscal Year 2010	Predecessor Fiscal Year 2009
Net income (loss)	$(790)	$(229)	$109
Add back:
Depreciation and amortization	165	141	117
Interest	-	5	3
Income taxes	14	-	-
EBITDA	(611)	(83)	229
Add back:
Stock-based compensation and expenses (1)	186	-	-
Other expense	1	-	-
Non-recurring organizational and M&A–related professional fees (2)	149	-	-
Deduct:
Bargain purchase gain from theatre acquisition (3)	(98)	-	-
Adjusted EBITDA	$(373)	$(83)	$229

TLCF reconciliation:
(unaudited)	Successor Fiscal Year 2011	Predecessor Fiscal Year 2010	Predecessor Fiscal Year 2009
Net income (loss)	$(790)	$(229)	$109
Add back:
General and administrative (4)	900	441	412
Depreciation and amortization	165	141	117
Interest	-	5	3
Income taxes	14	-	-
Other expense	1	-	-
Deduct:
Bargain purchase gain from theatre acquisition (3)	(98)	-	-
TLCF	$192	$358	$641

Adjusted EBITDA reconciliation: (unaudited)	Successor Six Months Ended December 31, 2011	Successor Inception Period (July 29, 2010) to December 31, 2010	Predecessor Six Months Ended December 31, 2010
Net loss	$(587)	$(178)	$(105)
Add back:
Depreciation and amortization	262	-	70
Interest	-	-	2
Income taxes	20	-	-
EBITDA	(305)	(178)	(33)
Add back:
Stock-based compensation and expenses (1)	33	60	-
Other expense	-	-	-
Non-recurring organizational and M&A–related professional fees (2)	9	21	-
Deduct:
Bargain purchase gain from theatre acquisition (3)	-	-	-
Adjusted EBITDA	$(263)	$(97)	$(33)

TLCF reconciliation: (unaudited)	Successor Six Months Ended December 31, 2011	Successor Six Months Ended December 31, 2010	Predecessor Six Months Ended December 31, 2010
Net loss	$(587)	$(178)	$(105)
Add back:
General and administrative (4)	673	155	222
Depreciation and amortization	262	-	70
Interest	-	-	2
Income taxes	20	-	-
Other expense	-	-	-
Deduct:
Bargain purchase gain from theatre acquisition (3)	-	-	-
TLCF	$368	$(23)	$189

(1)
Represents the fair value of shares of Class A common stock issued to employees and non-employees for services rendered.  As these are non-cash charges, we believe that it is appropriate to show Adjusted EBITDA excluding this item.

(2)
Primarily represents legal fees incurred in connection with start-up activities, and the creation of acquisition template documents that will be used by us for future transactions. While we intend to acquire additional theatres, we have laid the groundwork for our acquisition program and we expect to incur reduced legal fees in connection with future acquisitions. We therefore believe that it is appropriate to exclude these items from Adjusted EBITDA.

(3)
Represents the excess of the fair value of identified tangible and intangible assets from our purchase price of the Bloomfield 8.  As a non-recurring item and unrelated to the operation of the theatre, we believe that it is appropriate to show TLCF and Adjusted EBITDA excluding this item.

(4)	TLCF is intended to be a measure of theatre profitability. Therefore, our corporate general and administrative expenses have been excluded.

Contractual Cash Obligations and Commitments

We have entered into long-term contractual lease obligations and commitments in the normal course of business. Other than the operating leases that are detailed below, we do not utilize variable interest entities or any other form of off-balance sheet financing. As of December 31, 2011, our contractual cash obligations over the periods presented below, are as follows (in thousands):

	Payments Due By Period
	Total	Current	13 - 36 months	37 - 60 months	After 60 months
Contractual Cash Obligations:
Purchase commitments(1)	$1,066	$1,066	$-	$-	$-
Operating leases(2)	5,148	519	1,074	1,122	2,433
Total	$6,214	$1,585	$1,074	$1,122	$2,433
______________________

(1)	Includes estimated capital expenditures to which we were committed as of December 31, 2011, primarily the cost of digital projection equipment.

(2)
We enter into operating leases in the ordinary course of business. Such lease agreements provide us with the option to renew the leases at defined or then fair value rental rates for various periods. Our future operating lease obligations would change if we exercised these renewal options or if we enter into additional operating lease agreements. Our operating lease obligations are further described in the footnotes to our consolidated financial statements.

We believe that the amount of cash and cash equivalents on hand, the net proceeds from this offering and cash flow expected from operations will be adequate for us to execute our business strategy and meet anticipated requirements for lease obligations, capital expenditures, and working capital for the next 12 months.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.  As such, we are required to make certain estimates and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies, which we believe are the most critical to aid in fully understanding and evaluating our reported consolidated financial results, include the following:

Revenue and Film Rent Expense Recognition

Revenues are recognized when admissions and concession sales are received at the box office. Other revenues primarily consist of screen advertising, theatre rentals and parties. Sales are made either in cash or in the form of credit cards, which settle in cash within three days. Screen advertising revenues are recognized over the period that the related advertising is delivered on-screen.  Theatre rentals and party revenue are recognized at the time of the event.  We record proceeds from the sale of gift cards and other advanced sale-type certificates in current liabilities and recognize admissions and concession revenue when a holder redeems the card or certificate. We recognize unredeemed gift cards and other advanced sale-type certificates as revenue only after such a period of time indicates, based on historical experience, that the likelihood of redemption is remote, and based on applicable laws and regulations. In evaluating the likelihood of redemption, we consider the period outstanding, the level and frequency of activity, and the period of inactivity.

Film rent expenses are accrued based on the applicable admissions and either mutually agreed upon firm terms or a sliding scale formula, which are generally established prior to the opening of the film, or estimates of the final mutually agreed upon settlement, which occurs at the conclusion of the film run, subject to the film licensing arrangement. Under a firm terms formula, we pay the distributor a mutually agreed upon specified percentage of box office receipts, which reflects either a mutually agreed upon aggregate rate for the life of the film or rates that decline over the term of the run. Under a sliding scale formula, we pay a percentage of box office revenues using a pre-determined matrix that is based upon box office performance of the film. The settlement process allows for negotiation of film rental fees upon the conclusion of the film run based upon how the film performs. Estimates are based on the expected success of a film. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film can typically be estimated early in the film’s run. If actual settlements are different than those estimates, film rental costs are adjusted at that time.

Under our Exhibitor-Buyer Master License Agreement, we earn virtual print fees from the movie studios when a new digital title is shown on our screens. We may receive virtual print fees for up to the total costs of our digital systems, less a base amount of $9 thousand per system, but including any financing costs we may incur, over a maximum period of ten years from the date of our installations. We are eligible to receive these payments through May 2021, or until the amount of cumulative virtual print fees is equal to our costs. virtual print fees are treated as a reduction of film rent expense. Below is a summary of the costs we incurred relating to the purchase of our digital projection systems to date less the base amount, the virtual print fees we have earned, and the administrative fees incurred (which add to the amounts we can receive for virtual print fees).

(in thousands)
Balance, June 30, 2011	$998
Virtual print fees earned	(70)
Administrative fees	7
Balance, September 30, 2011	935
Virtual print fees earned	(62)
Administrative fees	6
Balance, December 31, 2011	$879

Depreciation and Amortization

Theatre assets and equipment are depreciated using the straight-line method over their estimated useful lives. In estimating the useful lives of our theatre assets and equipment, we have relied upon our experience with such assets.  We periodically evaluate these estimates and assumptions and adjust them as necessary. Adjustments to the expected lives of assets are accounted for on a prospective basis through depreciation expense. Leasehold improvements for which we pay and to which we have title are amortized over the shorter of the lease term or the estimated useful life.

Impairment of Long-Lived Assets

We review long-lived assets for impairment indicators whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. We assess many factors including the following to determine whether to impair long-lived assets:

•	actual theatre level cash flows;

•	future years budgeted theatre level cash flows;

•	theatre property and equipment carrying values;

•	amortizing intangible asset carrying values;

•	competitive theatres in the marketplace;

•	the impact of recent ticket price changes;

•	available lease renewal options; and

•	other factors considered relevant in our assessment of impairment of individual theatre assets.

Long-lived assets are evaluated for impairment on an individual theatre basis, which we believe is the lowest applicable level for which there are identifiable cash flows. The impairment evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre’s useful life. The remainder of the useful life correlates with the available remaining lease period, which includes the probability of renewal periods for leased properties.

Impairment of Goodwill and Finite-Lived Intangible Assets

We evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill may not be fully recoverable. We evaluate goodwill for impairment for each theatre as a reporting unit, based on an estimate of its relative fair value.

Finite-lived intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be fully recoverable.

Income Taxes

We use an asset and liability approach to financial accounting and reporting for income taxes.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), which requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. This consensus eliminates the use of the residual method of allocation and requires allocation using the relative selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. We adopted ASU 2009-13 and its adoption did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurements codified within ASC 820, “Fair Value Measurements and Disclosures.” ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. We adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3) and is effective for fiscal years beginning after December 15, 2010. We have adopted this guidance effective July 1, 2011 and its adoption did not have a material effect on the consolidated financial statements.

In May 2011, the FASB issued ASU 2011-4, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS”, to substantially converge the fair value measurement and disclosure guidance in GAAP and International Financial Reporting Standards.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt this standard July 1, 2012, and we do not expect the adoption of this standard to have a material impact on our consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-5, “Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders' equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt this standard as of July 1, 2012, and we do not expect it to have a material impact on our consolidated financial statements and disclosures.

In September 2011, the FAS issued ASU 2011-8, “Intangibles – Goodwill and other”. This guidance allows an entity an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit.  If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any.   This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  We will adopt the provisions of this guidance effective July 1, 2012, and we do not expect it to have a material impact on our consolidated financial statements and disclosures.

Off-Balance Sheet Arrangements

Other than the operating leases described herein, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures about Market Risk

We do not hold instruments that are sensitive to changes in interest rates, foreign currency exchange rates or commodity prices. Therefore, we believe that we are not materially exposed to market risks resulting from fluctuations from such rates or prices.

BUSINESS

The Company

Digital Cinema Destinations Corp., a Delaware corporation organized on July 29, 2010, and its subsidiaries comprise a fast-growing motion picture exhibitor dedicated to transforming movie theatres into digital entertainment centers. Digital Cinema Destination Corp. is the parent company of five wholly-owned subsidiaries: DC Westfield LLC, DC Cranford LLC, DC Bloomfield LLC, DC Cinema Centers LLC and DC Lisbon Cinema, LLC.

Our executive offices are at 250 East Broad Street, Westfield, New Jersey 07090. Our telephone number is (908) 396-1362, and our fax number is (908) 396-1361. We maintain a corporate website at www.digiplexdest.com.

We manage our business under one reportable segment: theatre exhibition operations.

We operate three theatres and 19 screens located in Westfield, New Jersey, Cranford, New Jersey and Bloomfield, Connecticut.  Our three theatres, on a pro forma basis, had approximately 312,000 attendees for the twelve month period ended December 31, 2011. We acquired the Rialto and the Cranford on December 31, 2010 and the Bloomfield 8 on February 17, 2011.

In April 2011, we entered into an asset purchase agreement for our purchase of the assets of Cinema Centers, constituting a chain of five theatres with 54 screens located throughout central Pennsylvania. Cinema Centers consists of:

•	an 11 screen theatre known as Cinema Center of Bloomsburg, located in Bloomsburg, Pennsylvania;

•	a 12 screen theatre known as Cinema Center of Camp Hill, located in Camp Hill, Pennsylvania;

•	a 10 screen theatre known as Cinema Center of Fairground Mall, located in Reading, Pennsylvania;

•	a 12 screen theatre known as Cinema Center of Selinsgrove, located in Selinsgrove, Pennsylvania; and

•	a 9 screen theatre known as Cinema Center of Williamsport, located in Williamsport, Pennsylvania.

Cinema Centers had approximately 1.4 million attendees for the twelve month period ended on December 31, 201l. We intend to use approximately $14.0 million of the net proceeds from this offering to consummate the Cinema Centers acquisition.

In February 2012, we entered into an asset purchase agreement for our purchase of the assets of Lisbon Cinema, consisting of a single theatre with 12 screens located in Lisbon, Connecticut. We intend to use approximately $6.0 million of the net proceeds from this offering to consummate the Lisbon Cinema acquisition.

We intend to create an all-digital national footprint by selectively pursuing multi-screen theatre acquisition opportunities that meet our strategic and financial criteria, with upgrades to digital platforms as necessary.  We hope to own and operate at least one theatre in each of 100 locations throughout the United States which, depending on the number of screens in each theatre, may approximate 1,000 screens.  An all-digital theatre circuit serves as the backbone for creating what we believe to be a more entertaining movie-going experience, providing us with significantly greater programming flexibility and enabling us to achieve increased operating efficiencies.  We believe through a combination of improved operating practices, enhanced productivity resulting from the management of the new digital platforms and increased alternative content supplementing the traditional theatrical exhibition schedule, we can produce improved financial results and customer experiences. We cannot assure you that we will realize these goals. See “Risk Factors”.

Industry Overview and Trends

The U.S. motion picture exhibition industry is a mature business that has historically maintained long-term growth in revenues. Between 2001 and 2010, total box office revenues in the United States grew from $8.1 billion of revenues in 2001 to $10.2 billion of revenues in 2011. Against this background of growth in revenues, the U.S. motion picture exhibition industry experienced periodic short-term increases and decreases in attendance and, consequently, box office revenues. We expect the cyclical nature of the U.S. motion picture exhibition industry to continue for the foreseeable future.

The following table represents the results of a survey by the MPAA, published during February 2011, outlining the historical trends in U.S. box office performance for the ten year period from 2001 to 2010.

Year	U.S. Box Office Revenues ($ in billions)	Attendance (in billions)	Average Ticket Price
2001	$8.1	1.43	$5.66
2002	$9.1	1.57	$5.81
2003	$9.2	1.52	$6.03
2004	$9.3	1.50	$6.21
2005	$8.8	1.38	$6.41
2006	$9.2	1.40	$6.55
2007	$9.6	1.40	$6.88
2008	$9.6	1.34	$7.18
2009	$10.6	1.42	$7.50
2010	$10.6	1.34	$7.89

According to the Boxoffice.com, year-to-date U.S. box office sales as of December 31, 2011 approximated $10.2 billion, compared to $10.6 billion for the same period in 2010, a decrease of 3.7%. Attendance in 2011 was 1.28 billion, a decrease of 4.7% from 2010.

We believe the following market trends will drive the continued growth and strength of our industry:

•
Importance of Theatrical Success in Establishing Movie Brands and Subsequent Markets. Theatrical exhibition is the primary distribution channel for new motion picture releases in the domestic and international markets. We believe a successful theatrical release which “brands” a film is one of the major factors in determining its success in “downstream” markets, such as DVDs, network and syndicated television, video on-demand, pay-per-view television and the Internet. As a result, we believe motion picture studios will continue to work cooperatively with theatrical exhibitors to ensure the continued importance of the theatrical window.

•
Convenient and Affordable Form of Out-Of-Home Entertainment. Movie-going continues to be one of the most convenient and affordable forms of out-of-home entertainment, with an estimated average ticket price in the U.S. of $7.89 in 2010 and $7.96 in 2011 (according to Box Office Mojo).  Average prices in 2010 for other forms of out-of-home entertainment in the U.S., including sporting events and theme parks, ranged from approximately $25.00 to $77.00 per ticket according to the MPAA.

•
Innovation with Digital Technology. Our industry began its conversion to digital projection technology in 2006, which has allowed exhibitors to expand their product offerings. Digital technology allows the presentation of 3D content and alternative entertainment such as live and pre-recorded sports programs, the opera, ballet, concert events and special live events. These additional programming alternatives may expand the industry’s customer base and increase patronage for exhibitors.

Our Competitive Strengths

We believe the following strengths allow us to compete effectively:

•
Operating Philosophy. Our experienced management team has an operating philosophy that centers on acquiring theatres that meet our strategic and financial criteria while realizing improved theatre level economics on a same theatre basis by controlling operating costs and effectively reacting to economic and market changes.  We have incurred net operating losses to date. We intend to carefully control our corporate and theatre operating expenses and to add additional staffing and other resources only as our business grows.

•
State-of-the-Art Theatre Circuit. We offer digitally equipped theatres, which, based on our analysis of the population and competition in the areas surrounding our theatres, we believe are appropriate in size for the communities we serve.  We believe this makes our theatres a preferred destination for moviegoers and other customers seeking entertainment in our markets. We have installed digital projection technology in all of our existing theatres, and we plan to install digital projection systems in the theatres we acquire, of which we estimate that 50% to 60% will be 3D enabled.

•
Experienced Management.  We rely on our senior management team’s significant experience in identifying, acquiring, upgrading and integrating our theatres.  Our management has substantial experience in the acquisition and integration of theatre circuits.  Our management team has many years of theatre operating experience, ranging from 10 to 25 years.  Mr. Mayo, our chairman and chief executive officer, has had a successful career in the film exhibition industry having founded and led both Cinedigm, which provides back office management systems and financing for digital conversions in the exhibition  industry and Clearview, a U.S. theatre circuit. Mr. Marks, our senior vice president of business development, Mr. Butkovsky, our chief technology officer, and Mr. Pflug, our chief financial officer have worked with Mr. Mayo for several years, and each have a breadth of experience in their respective positions. We believe that our management team has the ability to successfully implement our business plan, allowing us to acquire theatres at appropriate valuations, and to turn those theatres we acquire into state of the art entertainment destinations integrated into our organization.

•
Strategic Alliances.  Our management team is well known in the industry.  Their relationships within the industry allow us to form important vendor relationships with industry leaders such as Clearview’s film department, which handles negotiations with motion picture distributors for us, Cinedigm, which provides us with our EMS back office management system, RealD™, which provides us with 3D cinema systems, Barco, which provides us with digital equipment, and NCM, which provides us with in-theatre advertising and alternative content.  We believe that our ability to leverage our management’s relationships in the industry will allow us to effectively manage our operating costs.

Our Strategy

Our business strategy is to transform movie theatres into digital entertainment centers or destinations by acquiring cash flow positive theatres in strategic markets, converting them to digital formats and actively programming and marketing alternative content, in addition to first run 2D and 3D movies.

Organic Growth

The principal factors that we expect will contribute to our organic growth include:

•
Digital Implementation. We intend to create an all-digital theatre circuit utilizing our senior management team’s significant experience in digital cinema deployment, alternative content selection and movie selection. We expect to be able to finance our purchases of digital projection equipment in the theatres we acquire which are not yet converted to digital cinema in part by leveraging the “virtual print fees” we receive from motion picture distributors for up to 10 years from installation for each theatre.  The virtual print fee program expires for new installations made after September 30, 2012, but we believe that financing will continue to be available, either from the distributors or more traditional financing sources. We have converted all of our existing theatres and will convert those we acquire to digital formats with typically 40% to 50% constituting RealD™ 3D auditoriums in each theatre complex.

•
Alternative Content. We expect to offer our customers popular movies and alternative content including sports, music, opera, ballet and video games. With the exception of video games for which we have acquired the necessary software (but have not yet implemented), we offer each of these alternative content presentations at our existing theatres. We advertise and implement these features as an event being presented so that our patrons can fully enjoy the presentation and return frequently to share in the experience of future presentation. We believe we can increase the utilization rates of our theatres and concession sales by matching content to audience demand during off-peak and some peak periods. Approximately 7% of our box office revenues were attributable to alternative content for the six months ended December 31, 2011.

•
Operating efficiencies.  We have deployed state of the art integrated software systems for back office accounting and theatre management. This enables us to manage our business efficiently while providing maximum scheduling flexibility and reduced operational costs.

•
Dynamic programming. One of the major benefits of the industry’s digital conversion is that it removes our reliance on single reels of film. With digital content, we are able to program multiple screens for playback from a single source file, based on movie-goer demand, rather than being limited to one screen per reel.

•
Marketing. We intend to proactively market the Digiplex brand and programs to consumers using primarily new media tools, such as social media, website design and regular electronic communications to our targeted audience, which should allow us to maximize attendance.  Currently, we distribute e-mails and newsletters, which direct customers to our website, and use Facebook, Twitter and YouTube as part of our marketing program. While we cannot quantify the effect of these efforts, we believe it has resulted in increased attendance in our theatres.  We expect the combination of our marketing strategy with our blend of traditional cinema and alternative content will transform our theatres to entertainment centers.

•
Alternative content events.  We offer alternative content, such as sports, music, opera, and ballet, typically during nonpeak hours.  We advertise and implement these features as an integrated theme event, often with costumed staff, to create the energy and atmosphere of the event being presented so that our patrons can fully enjoy the presentation and return frequently to share in the experience of future presentations.

•
Pre-Show and Advertising.  We expect to increase pre-show and other advertising revenue in our existing theatres and the theatres we acquire using NCM’s services under a multi-year contract that we executed in March 2011 and under which we commenced pre-show advertising in August 2011.

External Growth

The principal factors contributing to our external growth are a disciplined approach to acquisitions and our industry experience and relationships.  We believe there is a supply of smaller, family-owned chains and individual theatres currently available in the market in free zones.  These smaller theatre owners are facing potentially significant capital investments due to the motion picture and theatre exhibition industry’s ongoing digital conversion cycle.  Despite the availability of the virtual print fee program, we believe many of these operators are either unable or unwilling to make the necessary capital expenditures despite positive historical cash flows.  Our philosophy is to “buy and improve” existing facilities rather than “find and build” new theatres.  We believe this approach provides more predictability, speed of execution and lower risk.    To remain competitive, we believe alternative content will become increasingly important, and many of the smaller theatres may lack access to quality alternative content. We intend to selectively pursue acquisitions where the location, overall market and facilities further enhance the quality of our theatre portfolio. Our acquisition policy is to acquire theatres that provide significant opportunities for improved financial performance through our business model.  We will typically attempt to acquire cash flow positive theatres in attractive markets, convert them to a digital format where still necessary and actively program and market alternative content in addition to running 2D and 3D movies.  By marketing our theatres as entertainment destinations, we expect to realize increased cash flow from 3D films and targeted alternative content, increased attendance, increased concessions and sponsorship and advertising revenues.

Key elements of our external growth strategy are:

•	identify and target existing theatres in free zones in attractive markets;

•	visit each theatre to determine its physical condition and level of preparedness (or completion) for digital cinema conversion;

•	evaluate the suitability of theatre personnel for our business approach;

•	review lease terms and condition of all assets;

•	survey and evaluate all auditorium sizes, seat counts and projection booth equipment;

•	determine attendance levels and historical cash flows over the past 3 years from an evaluation of all tax returns and financial statements, to determine economic viability;

•	research the demographics surrounding each theatre with a view toward programming movies and genres of alternative content;

•
after estimating the costs of necessary improvements, screen additions and upgrades to meet our standards, formulate a purchase price based on a multiple of 4.5 times to 5.5 times TLCF, after considering the potential for improvement in operating results under our management and business approach.

Theatre Operations

We currently operate three theatres, two in New Jersey and one in Connecticut, with a total of 19 screens. Two of our theatres, the Rialto and Cranford, were acquired in December of 2010 and the third, the Bloomfield 8, in February of 2011.

The Rialto is a six-screen theatre located in downtown Westfield, New Jersey, which has a population of approximately 30,000 people.  The Rialto was built in 1922, substantially renovated in 2009 and seats approximately 946 patrons.  Three of Rialto’s screens were converted to digital platforms with 3D capacity as part of the 2009 renovation.  The renovation also included new painting, carpeting, new lighting, a new concession stand and the installation of reclining seats with additional leg room compared to those which previously existed in the theatre.  We converted the three remaining screens to digital format in July 2011 and a total of five are now RealD™ 3D enabled. In addition, we installed new surveillance and point of sale systems in July 2011.  The Cranford is a five-screen theatre located in downtown Cranford, New Jersey, which has a population of over 22,500 people.  The Cranford is a historic theatre built in 1926, substantially renovated after we acquired it and seats approximately 642 patrons.  In February 2011, we completed a renovation of the theatre, including painting, lighting, new carpeting, seats, improved sound and signage, surveillance and new point of sale systems.  We converted all of the screens to digital projection platforms in July 2011, with two of them RealD™ 3D enabled.  The Rialto and Cranford theatres are three miles apart and 25 miles west of Manhattan. Both the Rialto and Cranford theatres each show first run films in a free zone. For a discussion of “free zones,” see “Business — Film Exhibition — Access to Film Product.” The Rialto and Cranford theatres’ primary competitors are a ten-screen AMC theatre located in Mountainside, New Jersey and a five-screen Clearview theatre located in Summit, New Jersey, which are three and 10 miles away from the theatres, respectively.

The Bloomfield 8 is an eight-screen theatre located at the Wintonbury Mall in the town of Bloomfield, Connecticut, which is a New England town of over 20,000 people that is home to many sites that are on the National Register of Historic Places and is approximately 5.5 miles from downtown Hartford, Connecticut.  The Bloomfield 8 theatre opened in 1996, was renovated in 2006, and seats approximately 1,119 patrons.  This theatre draws from the greater Hartford area which has a population in excess of one million people.  All of the screens were converted to digital projection platforms in July 2011, with five 3D enabled.  We completed a significant renovation of this theatre in early 2011, including new seats, screens and sound systems.  The Bloomfield 8 theatre shows first run films in a free zone.

In April, 2011 we executed an agreement for our purchase of certain assets of Cinema Centers constituting a chain of five theatres with 54 screens located throughout central Pennsylvania. All of the Cinema Centers theatres are in free zones. For further information regarding the Cinema Centers acquisition, see “Business — Acquisitions.”

The 11-screen Cinema Center of Bloomsburg theatre is located in Bloomsburg, Pennsylvania. Bloomsburg, a college town of approximately 13,000 people, is located midway between Wilkes Barre and Williamsport, Pennsylvania. This all stadium seating theatre opened in 1993 and was renovated in April 2010. The renovation included the installation of high back rocker seats and a new concession stand. The theatre seats approximately 1,864 patrons. The theatre has one digital projector that is RealD™ 3D enabled.

The 12-screen Cinema Center of Camp Hill theatre is located in Camp Hill, Pennsylvania, just outside of Harrisburg, Pennsylvania. Harrisburg is the state capital of Pennsylvania with a population of approximately 50,000 people. This all stadium seating theatre opened in 2005 and seats approximately 2,400 patrons. The theatre has high back rocker seats in each auditorium as well as two digital projectors, both RealD™ 3D enabled.

The ten-screen Cinema Center at Fairgrounds Square Mall is located in Reading, Pennsylvania. Reading is the fifth largest city in Pennsylvania with a population of approximately 88,000 people. This all stadium seating theatre opened in 2003 and seats approximately 2,035 patrons. The theatre has high back rocker seats in each auditorium as well as one digital projector that is RealD™ 3D enabled.

The 12-screen Cinema Center at Selinsgrove is located in Selinsgove, Pennsylvania. Selinsgrove is a historic town located on the Susquehanna River with a population of approximately 27,000 people located within five miles of the theatre. This all stadium seating theatre opened in 2002 and seats approximately 2,400 patrons. The theatre has high back rocker seats in each auditorium as well as one digital projector that is RealD™ 3D enabled.

The nine-screen Cinema Center of Williamsport is located in Williamsport, Pennsylvania. Williamsport is the seventh fastest growing city in the United States with a population of approximately 30,000 people. This all stadium seating theatre opened in 2008 and seats approximately 1,721 patrons. The theatre has new high back rocker seats in each auditorium as well as one digital projector that is RealD™ 3D enabled.

Following consummation of the Cinema Centers acquisition, we plan to convert any screens of Cinema Centers that have not been previously converted to digital projection platforms, with at least 40% of the Cinema Center screens expected to be RealD™ 3D enabled.

In February 2012, we entered into an asset purchase agreement for our purchase of certain assets of Lisbon Cinema consisting of a single theater with 12 screens located in Lisbon, Connecticut.  The Lisbon Cinema is in a free zone.  There is a population of approximately 89,000 people within a 10 mile radius of the Lisbon Cinema theatre which is located approximately 16 miles from Mystic, Connecticut  and New London, Connecticut and approximately 10 miles from Foxwood Casino in Mashantucket, Connecticut.  This all stadium seating theatre opened in 2005 and seats approximately 2,200 patrons.  The theatre has highback rocker seats in each auditorium and 26 D-Box motion seats in one auditorium.  All of the auditoriums have been converted to digital projection platforms and six of the auditoriums are RealD™ 3-D enabled.  For further information regarding the Cinema Centers and Lisbon Cinema acquisitions, see “Business – Acquisitions.”

We believe our theatres will appeal to a diverse group of patrons because, to the extent the number of screens in a theatre allow, we offer a wide selection of films and convenient show times, targeted to the demographics of the surrounding population. In addition, most of our theatres feature state-of-the-art amenities such as immersive wall-to-wall and silver 3D screens, digital stereo surround-sound, computerized ticketing systems, comfortable seating with cup holders, infrared security cameras in every auditorium and throughout the theatre along with enhanced interiors and exteriors.

We also believe that our theatres will be greatly enhanced with the installation of digital projection platforms. We believe that operating digital theatres will enable us to generate incremental revenue from differentiated motion picture formats, such as digital 3D, generate additional revenue from exhibition of alternative content offerings and provide greater flexibility in scheduling our programming content, which we expect will enhance the utilization of our seating capacity.  During fiscal year ended June 30, 2011, we installed 16 digital platforms, including digital projectors and related equipment in our three theatres.  The average cost that we have incurred with respect to the installation was approximately $74,000 per digital platform, inclusive of equipment and labor.  Our total cost of digital platform installations to date is $1.2 million.

Our theatres are operated with improved economic performance on a same theatre basis by increasing revenues per square foot and reducing the cost per patron of operations. We vary auditorium seating capacities within a single theatre, allowing us to exhibit films on a more cost effective basis for a longer period of time by shifting films to smaller auditoriums in the theatre to meet changing attendance levels. In addition, since we operate multi-screen facilities, we realize significant operating efficiencies as compared to single screen theatres by having common box office, concessions, projection and lobby and restroom facilities, which enables us to spread some of our costs, such as payroll, advertising and rent, over a higher revenue base. We stagger movie show times to reduce staffing requirements and lobby congestion and to provide more desirable parking and traffic flow patterns. We also actively monitor ticket sales in order to quickly recognize surges in demand, which enables us to add seating capacity quickly and efficiently with the use of our networked digital projection platforms and theatre management software. In addition, we offer various forms of convenient ticketing methods, themed gift cards and e-gift cards. We believe that operating a theatre circuit with the use of state of the art software technology, remote surveillance, and modern management methods will enhance our economic performance.

We have implemented best management practices in each of our theatres, including daily, weekly and monthly management reports generated for each theatre, and we maintain active communication between the theatres and corporate management. We use these management reports and communications to closely monitor admissions and concessions revenues as well as accounting, payroll and workforce information necessary to manage our theatre operations effectively and efficiently. For any theatres we acquire in the future, including the Cinema Centers and Lisbon Cinema acquisitions, we plan to implement a similar best management practices in such theatres.

We seek experienced theatre managers and require new theatre managers to complete a comprehensive training program on-site within the theatres and at our corporate headquarters and with our digital hardware and software vendors. The program is designed to encompass all phases of theatre operations, including our operating philosophy, policies, procedures and standards. Our mission statement is posted in our corporate offices and in every theatre.  In addition, we plan to adopt an incentive compensation program for theatre-level management and full-time staff that rewards theatre managers, and their staff for exceptional performance.  We expect to offer our salaried employees an opportunity to participate in any equity plan that we adopt after consummation of this offering consistent with other public companies comparable to us and companies within our industry.

In addition, we have implemented quality assurance programs in all of our theatres to maintain clean, comfortable and well maintained facilities. To maintain quality and consistency within our theatre circuit, our managers regularly inspect each theatre. We also operate a “mystery shopper” program, which involves unannounced visits by unidentified customers who report on and rate the quality of service, film presentation and cleanliness at individual theatres.

We have also implemented a loss prevention program in all of our theatres. We remotely monitor operations at each of our theatres through infra-red camera systems in every auditorium and all common areas through which our theatre management and corporate executives can “see” almost everything going on with respect to theatre operations without actually being present.

Digitalization

The U.S. motion picture exhibition industry began its transition to digital projection technology in 2006 led by members of our management team while they were employed by Cinedigm. Digital projection technology provides filmmakers the ability to showcase imaginative works of art exactly as they were intended, with incredible realism and detail and in a range of up to 35 trillion colors. Because digital features are not susceptible to scratching and fading, digital presentations will always remain clear and sharp every time they are shown. A digitally produced or digitally converted movie can be distributed to theatres via satellite, physical media, or fiber optic networks. The digitized movie is stored on a central computer/server, known as a library management server, which stores and “serves” it to a digital projector for programming each screening of the movie and, due to its format, it enables efficient movement of films and other content between auditoriums within a theatre as demand increases or decreases for each film.

Digital projection also allows the presentation of 3D content and alternative content such as live and pre-recorded concert events, the opera, ballet, sports programs and special live events. Twenty-two films released world-wide during 2010 were available in 3D format and at least 34 3D films were released during 2011, excluding 3D alternative content events. Three-dimensional technology offers a premium experience with crisp, bright, ultra-realistic images that immerse the patron into a film. A premium is generally charged for a 3D presentation. We believe alternative entertainment presents a largely untapped resource for increased business, and according to data supplied by Screen Digest dated January 2010, the alternative content market is expected to grow to $526.5 million by 2014 from $104.6 million in 2009 and only $45.7 million in 2008.

The conversion of the theatre projection systems in our theatres to digital platforms and the selective installation of 3D digital projection systems will allow us to offer our patrons premium 3D movie and all-digital format experiences featuring alternative content such as sports, concerts, opera, ballet and video games, which will generate incremental revenue and cash flows for us. We are optimistic regarding the benefits of digital cinema primarily as it relates to future growth associated alternative content and 3D content and are pleased to see continued support of 3D film products by the major motion picture studios as well as increased availability of special events such as concerts, opera and sports. We believe that alternative content is a largely untapped resource which is a substantial potential source of incremental business for us.

Alternative Content

We believe that the traditional movie house model is inherently inefficient because of the daily demand curve, which we believe results in seating only 10% to 15% of capacity and less than 5% from Monday to Thursday.  We believe that all movies need not play five shows per day, seven days a week, but rather at specific show times targeted to specific audiences, and alternative content can be shown during specific times that match audience demand.  Typically, we will present alternative content during non-peak hours. We believe that matching alternative content with audience demand, as cable and television stations do, is important and will allow us to fill seats during times which are traditionally slow for theatres.

We believe that providing alternative content, made possible as a result of digital projection platforms, will result in increased utilization of our theatres and higher theatre level cash flow.  Alternative content currently available includes sports, music, opera, ballet, lectures, religious content and video games.  We expect that alternative content will vary with customer taste and that the offerings will increase as the potential uses are expanded.

For example, our customers will be able to see events occurring throughout the world, at times in live 3D, at a fraction of the ticket price of a major sporting event.  Sports content can include events such as the World Cup, all star games, the NCAA basketball finals, major college football bowl games, and we believe, eventually, the World Series and the Super Bowl.

Alternative content can be as diverse as the ballet from the Bolshoi and opera from the Metropolitan Opera to rock concerts and sporting events from around the world, which may be taking place in different geographical regions, or even, if local, may be sold out.  Our customers will be able to experience larger than life images of these events with exceptionally comfortable seating at more convenient locations.

We also believe that corporate, religious, trade and professional organizations may find that using our theatres as a meeting place is an efficient way to satisfy their organization’s goals. Tapping the potential of alternative content could lead to use of our theatres in auctions and fundraisers as well as for other events.

Properly programmed and marketed, we believe that alternative content, including live events, which may be shown in a 3D format, provide excellent opportunities for additional revenue and we expect to use alternative content as part of our business strategy.  Approximately 7% of our box office revenues were attributable to alternative content for the six months ended December 31, 2011.

On March 14, 2011 we entered into an agreement with NCM for alternative content provided through its Fathom network. NCM operates the largest digital in-theatre network in North America and utilizes its in-theatre digital content network to distribute pre-feature advertising, cinema and lobby advertising, and entertainment (alternative) programming content. Under our agreement with NCM, we receive 50% of the “net box office” receipts realized from presenting alternative content at our theatres as provided to us by NCM.  “Net box office” receipts is defined as the gross revenues realized from admissions to a program of alternative content, reduced by taxes and other charges and out-of-pocket expenses, including payments to the creator of the alternative content.  Under this agreement, we have the option of selecting alternative content made available by NCM through its Fathom network, and we have booked events, including boxing events, concerts and performances of the Metropolitan Opera from this source.  Our agreement with NCM is not exclusive.

In addition to NCM, we also present alternative content provided by Emerging Pictures and Cinedigm, which provides us with, among other alternative content, Kid Toons. Our agreements with Emerging Pictures and Cinedigm provide for revenue sharing, pursuant to which we retain 50% to 60% of “net box office” receipts.

Most alternative content programs are priced at a premium over movie ticket prices.

Digital Cinema Implementation

We have converted all of the screens in our theatres to digital projection platforms.  This conversion has been supervised by our chief technology officer.  The digital cinema projectors that we have installed have been purchased from Barco.  As of December 31, 2011, our outstanding obligation to Barco for the purchase of this digital cinema projector equipment was $1.1 million. We expect to repay this amount using a portion of the net proceeds from this offering.  We have executed an equipment warranty and support agreement with Barco, under which Barco provides warranty coverage and technical support for our digital projector equipment that we have purchased from Barco.

Six of the screens constituting Cinema Centers have been converted to digital. Within four months after the consummation of this offering, we intend to convert the remaining Cinema Center screens to digital projection platforms. For conversion of the 48 Cinema Center screens which are not digital and with respect to any future acquisitions that we may consummate, we expect to finance our purchases of digital projection equipment through capital lease financing or secured loans provided by banks or vendors. We expect to repay our obligations under these financing arrangements using “virtual print fees” that we recover from motion picture distributors, and we may also secure such financing arrangements with virtual print fees.

All motion picture distributors encourage conversion of theatres to digital projection platforms, in part because of the improved quality of the presentation, but also because of the cost savings to the distributor as a result of not having to print and deliver actual physical film prints to motion picture exhibitors. To help exhibitors finance the cost of conversion to digital projection, all distributors must pay fees to exhibitors based on films presented on approved digital projection platforms, which are referred to as “virtual print fees.”

Under the virtual print fee program, motion picture exhibitors receive a fee from motion picture distributors for each movie shown on approved digital projection equipment. These fees are paid on a quarterly basis until the earlier of ten years from date the approved digital projection equipment in a particular theatre is installed or the date the exhibitor has recovered its out-of-pockets costs, including any financing costs, for the digital conversion. The virtual print fee is tracked and paid with respect to each approved digital projection system.  As part of our acquisition process of theatres, we will seek to receive the benefit of any virtual print fees paid by motion picture distributors to theatres that we may acquire.

The virtual print fee program is expected to expire for new installations of digital projection systems made after September 30, 2012.  The expiration of the virtual print fee program will not, however, expire with respect to prior installations of approved digital projection equipment, and we will continue receiving virtual print fees with respect to our approved digital projection systems and any approved digital projection systems that we may acquire until the earlier of ten years or our recoupment of out-of-pocket costs for the digital conversion.

We have entered into a master digital cinema and administrative agreement with a subsidiary of Cinedigm, pursuant to which Cinedigm’s subsidiary acts as our agent to collect virtual print fees and enter into contracts on our behalf with distributors to provide for the virtual print fee payments.  Under this agreement, we pay Cinedigm (1) an activation fee of $2,000 per screen, (2) a fee of $60 per screen per month for each screen with which we exhibit in-theatre advertising utilizing the same digital platforms as we use for films and (3) 10% of the virtual print fees that Cinedigm’s subsidiary collects on our behalf from the distributors. We estimate collections from virtual print fees will range from $8,000 to $10,000 per screen per year through the earlier of ten years or our recovery of our out-of-pocket costs for the digital conversions.  We record the virtual print fees we collect as an offset to our film rent expense.

In addition to relying on virtual print fees and depending on our working capital requirements, we may acquire digital projection equipment using our working capital, including working capital that we obtain from the net proceeds of this offering.  We also seek financing for digital conversions to the extent such financing is available to us on acceptable terms. We will determine the most efficient method of payment for the equipment on a theatre-by-theatre basis.

Acquisitions

In addition to converting our theatres into state-of-the-art entertainment destinations, our strategy is founded on selective theatre acquisitions that meet our strategic and financial criteria.  We have acquired three theatres to date and have contracted to acquire five additional theatres located in central Pennsylvania.

On December 31, 2010, we acquired under an asset purchase agreement all of the assets constituting the Rialto and the Cranford theatres for an aggregate purchase price of $1.8 million, which consisted of $1.2 million in cash, the issuance of 250,000 shares of our Series A preferred stock valued $0.5 million and an earn out valued at $0.1 million. The asset purchase agreement provides that the cash purchase price will be increased by up to $1.0 million if (1) the gross revenues from the Rialto and Cranford theatres exceed $2.6 million during the twelve month period ending on March 31, 2012, in which case our purchase price will increase $0.51 for every $1.00 of gross revenue in excess of $2.6 million during the twelve month period, up to a maximum adjustment of $0.5 million and/or (2) our average gross revenue for the two year period ending on March 31, 2013 exceeds $2.6 million, in which case our purchase price will increase $1.02 for every $1.00 that our average gross revenue exceeds $2.6 million, up to an maximum adjustment of $1.0 million, inclusive of the adjustment under (1).  The fair value of the earn-out was recorded as additional purchase price and as a liability with an estimated fair value of $0.1 million to be paid over 2 years.  As part of this acquisition, we entered into leases for each of the Rialto and Cranford theatres for an initial ten year term, each with four five-year renewal options.  These leases provide for the payment of base rent plus additional rent based on a percentage of our gross revenues at these theatres.

On February 17, 2011, we acquired under an asset purchase agreement all of the assets constituting the Bloomfield 8 theatre for $0.1 million.  As part of this acquisition, we assumed and amended the lease for the theatre, which has an initial term expiring on June 30, 2021 and one five year renewal option.  The amended lease provides for the payment of additional rent based on a percentage of our gross revenue at the theatre.

In April 2011, we executed an asset purchase agreement to acquire certain of the assets constituting the Cinema Centers. For additional information regarding the Cinema Centers theatres, see “Business — Theatre Operations.” We will assume the operating leases for the Cinema Centers theatres.  We are not assuming any liabilities of Cinema Centers, all of which are being retained by the seller. The aggregate purchase price for the Cinema Centers acquisition is $14.0 million. We intend to use a portion of the net proceeds from this offering to fund purchase price.

On June 30, 2011, we amended the Cinema Centers asset purchase agreement to provide for an extension of the closing date until December 31, 2011, and an option to extend the closing date to March 31, 2012 if we deposit $0.1 million into escrow, which will only be payable if the seller is prepared to close on such date and we are not.  We intend to make this deposit in the first calendar quarter of 2012.  The amendment also provides that if the seller of the theatres desires to purchase digital cinema equipment for any of Cinema Center screens, the seller will notify us, and we will provide advice and guidance regarding the purchase of such equipment.  We will reimburse the seller at the closing of the Cinema Centers acquisition for all costs related to acquisition of any digital equipment that we have approved in writing.  Our purchase of Cinema Centers is subject to certain conditions typical for transactions of this type, including that there be no material adverse change in the business or assets we are acquiring.

In addition, we have agreed to assume, effective as of the closing the Cinema Centers acquisition, the leases associated with the five Cinema Centers theatres.  These leases have expiration dates, taking into account renewal options, of between approximately ten and thirty years.  Three of these leases provide for the payment of additional rent based on a percentage of our gross revenue at the theatre in excess of specified thresholds.

In February 2012, we executed an asset purchase agreement to acquire certain of the assets constituting Lisbon Cinema. For additional information regarding the Lisbon Cinema theatre, see “Business — Theatre Operations.”  We will assume the operating lease for the land that the Lisbon Cinema theatre is on. We are not assuming any liabilities of Lisbon Cinema, all of which are being retained by the seller. The aggregate purchase price for the Lisbon Cinema acquisition is $6.0 million, plus an earn out. Under the earn out, the purchase price will be increased by amount equal to 5.5 times every $1.00 of Theatre Level Cash Flow in excess of $1,090,000 during the twelve month period ending on the first anniversary of the closing date (the “Lisbon Cinema Earn Out”). Theatre Level Cash Flow means earnings before interest, taxes, depreciation and amortization minus costs related to the replacement of capital equipment and personal property related to the theatre in the ordinary course of business. The Lisbon Cinema Earn Out may, at our option, be paid in our Class A common stock valued at 10% less than the thirty day average volume weighted average price of our Class A common stock determined 10 business days after the amount of the Lisbon Cinema Earn Out is determined.

We have also agreed to assume the land lease associated with the theatre, effective as of the closing of the Lisbon Cinema acquisition.  The initial term of the lease expires in approximately 18 years and the lease contains three five year renewal options.  The lease provides for the payment of additional rent based on a percentage of our gross revenue at the theatre in excess of specified thresholds.  We intend to use a portion of the net proceeds from this offering to fund the portion of the purchase price payable at closing.

Our acquisition policy is to acquire theatres that provide significant opportunities for improved financial performance through our business model.  We will typically attempt to acquire cash flow positive theatres in strategic markets, convert them to a digital format and proactively program and market alternative content in addition to running 2D and 3D movies.  By marketing our theatres as entertainment destinations, we expect to realize increased cash flow from 3D films and alternative content, increased attendance, increased concessions and sponsorship and advertising revenues.

Depending on the size of this offering, and the possibility of a follow-on offering, we have a pipeline of additional theatres that we may seek to acquire, and we have been in discussions with other potential sellers.  However, other than the Cinema Centers asset purchase agreement, we do not have any executed agreements to acquire any other theatres and no other acquisitions are deemed probable.

Film Exhibition

Evaluation of Film. We license films on a film-by-film and theatre-by-theatre basis. Negotiations with the film distributors are handled for us by Clearview’s film department. We have an oral agreement with Clearview to perform this work, and we pay Clearview a fee of $1,200 per month per location. The economic terms of our licenses of films from film distributors are identical to those made available to theatres in the Clearview theatre chain. The license fees vary from picture to picture and are at varying percentages of net box office revenue depending on the nature and success of the film and the duration of the film’s exhibition at our theatres.

We select the films that we present at our theatres, and prior to selecting a film, we evaluate the prospects for upcoming films. Criteria we consider for each film may include cast, producer, director, genre, budget, comparative film performances and various other market factors. Successful licensing depends greatly upon the motion picture exhibitor’s knowledge of trends and historical film preferences of the residents in markets served by each theatre, as well as the availability of commercially successful motion pictures.  We select the films we exhibit based on a demographic survey we conduct at each of our theatres, which includes such items as ethnicity, age of the potential audience and economic strata of the proximate geographic area.

For alternative content, we handle the booking with in-house personnel, and our director of special events selects, negotiates the license terms of and books our alternative content programs.

Access to Film Product. Films are licensed from film distributors owned by major production companies and from independent film distributors that distribute films for smaller production companies. Often, film distributors establish geographic licensing zones and allocate each available film to one theatre within that zone.  Our theatres, the Cinema Centers theatres and the Lisbon Cinema theatre are in “free zones” which do not contain such restrictions.  We expect that most of the theatres that we acquire in the future will also be in free zones.

Film Rental Fees. Film licenses typically specify rental fees or formulas by which rental fees may be calculated. The primary formulas used are the “sliding scale” formula, a “firm term” formula and a “review or settlement formula.” Under a sliding scale formula, the distributor receives a percentage of the box office receipts using a pre-determined and mutually agreed upon film rental template. This formula establishes film rental predicated on box office performance and is the predominant formula used by us to calculate film rental fees. Under the firm term formula, a specified percentage of the box office receipts are to be remitted to the distributor. Lastly, under the review or settlement method, distributor receives a negotiated percentage of the box office receipts to be paid upon completion of the theatrical engagement.

Duration of Film Licenses. The duration of our film licenses is negotiated for us by Clearview’s film department on a film-by-film basis.  In the case of alternative content, licenses are negotiated for us by our in-house alternative content booking personnel. The terms of our license agreements depend on the performance of each film or alternative content program. Marketable movies that are expected to have high box office admission revenues will generally have longer license terms than movies with more uncertain performance and popularity.

Relationship with Distributors. Many distributors provide quality first-run movies to the motion picture exhibition industry. For fiscal 2011 and the six months ended December 31, 2011, six major film distributors accounted for approximately 73% and 75% of our admissions revenues, respectively. Of the six major film distributors, each of them accounted for more than 10% of admissions revenues for fiscal 2011, and four distributors accounted for more than 10% of admissions revenues for the six months ended December 31, 2011. No single film distributor accounted for more than 25% of admissions revenues for fiscal year 2011 or the six months ended December 31, 2011. We license films from each of the major distributors through our relationship with Clearview’s film department, and we believe that our relationships with Clearview and the distributors are good. From year to year, the revenues attributable to individual distributors will vary widely depending upon the number and popularity of films that each one distributes. For the twelve months ended December 31, 2010 and 2009, the Predecessor similarly relied upon six major film distributors for the majority of its box office revenues.

Concessions

We also recognize revenue from concession sales in our theatres. We generated approximately 24% and 21% of our total revenues from concessions sales for fiscal year 2011 and the six months ended December 31, 2011, respectively. The Predecessor generated approximately 29% and 26% of total revenues from concession sales in fiscal years 2010 and 2009, respectively. We emphasize prominent and appealing concession stations designed for rapid and efficient service. We continually seek to increase concessions sales by improving product mix and through expansion of our concession offerings, introducing special promotions from time-to-time and offering employee training and incentive programs to up-sell and cross-sell products.

We do not have concession supply contracts but have excellent relationships with many concession vendors and have developed an efficient concession purchasing and distribution supply chain. Our management negotiates directly with vendors for many of our concession items to obtain competitive prices and to ensure adequate supplies.  We acquired most of our concessions to date from Continental Concession, which distributes products of many concession vendors, and which has provided us with favorable pricing.

In Theatre Advertising

We also recognize revenue from in-theatre advertising that we exhibit at our theatres.  This advertising is sold and coordinated by NCM. Under our advertising agreement with NCM, which we executed in March 2011, we receive 50% of net  revenue (gross revenue collected less refunds and similar disbursements) realized  from the sale of all forms of advertising at our theatres provided to us by NCM, subject to a minimum guaranteed payment to us of $0.17 per customer per year.  The advertising revenue is collected for us by NCM pursuant to our contract with NCM.  We began recording revenue under this agreement in August 2011.

Management Information Systems

We make extensive use of information technology for the management of our business, our theatres, and other revenue generating operations. We have deployed software and hardware solutions that provide for enhanced capabilities and efficiencies within our theatre operations.  Our revenue streams generated by attendance and concession sales are fully supported by information technology systems to monitor cash flow and to detect fraud and shrinkage in our concessions inventory.

Our information technology solutions enable us to sell gift cards and to redeem those gift cards at our theatre box offices and concession stands. We also sell tickets remotely by using our Internet ticketing partner, movietickets.com, and our website.  We can sell tickets for current and future shows from our box office, concession stands and the Internet to reduce lines during peak periods.

We have entered into an Exhibitor Management Services Agreement with Cinedigm, pursuant to which we have licensed the use of Cinedigm’s state-of-the-art EMS back office management system and related support services on a non-exclusive basis.  We believe this system will facilitate our addition of theatres to our business.  The EMS system interfaces with our accounting software, and it provides integrated “back office” functionality related to information from our ticketing systems, our box office receipts, accounting, ticketing systems, revenue tracking, and payments and settlements with our distributors. The scheduling feature of the EMS system supports the coordination needed to properly allocate our screens between film showings, while also ensuring that movie audiences view the intended advertising. The sales and attendance information collected by the EMS system is used directly for film booking and settlement, and it is the primary source of data for our financial systems. We also rely on “point-of-sale” software that we license from RTS to operate our back office management systems.

We expect to continue to update our technology to improve services to our patrons and provide information to our management, allowing them to operate our theatres efficiently.

Marketing and Advertising

To market our theatres, we have developed a marketing strategy founded on the release of information through press releases, our website, social media (including Facebook, Twitter, YouTube) and limited print advertising to inform our patrons of film selections and show times. We currently use each of these forms of advertising at our existing theatres and currently approximately 3% of our ticket sales are through MovieTickets.com and our website.  We may also employ special interactive marketing programs for specific films and concession items.  Our movie patrons are also able to find our film selections and show times through various third party websites and search engines.  In addition to our marketing and advertising efforts, we rely on film distributors to organize and finance multimedia advertising campaigns for major film releases. Alternative content that we present may be sponsored by local or national concerns which advertise the events or programs in order to advertise their products or services.

We are implementing a frequent moviegoer loyalty program in each of our markets, and its members are eligible for specified awards, such as discounted or free concession items, based on purchases made at our theatres.  In addition, we seek to develop patron loyalty through a number of other marketing programs such as a summer children’s film series, cross-promotional ticket redemptions and promotions within local communities. We have provided incentives for our customers to sign on for our weekly newsletters to enable us to notify them of the new alternative content programs.

Insurance

We maintain property insurance with respect to our operations that covers our theatres. We also maintain business interruption insurance.  We do not maintain key person insurance. We believe that our insurance coverage is customary for similar operations in our industry. However, we cannot assure you that our existing insurance policies are sufficient to protect us from all losses and liabilities that we may incur.

Employees

As of March 6, 2012, we employed approximately 55 employees, of whom 12 were full-time employees and four were executive management.  Three of the full time employees are theatre management personnel, and the remainder were hourly theatre personnel. We have nine employees in our corporate office, with the remainder being theatre personnel. None of our employees are covered by collective bargaining agreements. We believe we have good relations with our employees.

Seasonality

Our revenues are usually seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, motion picture studios release the most marketable motion pictures during the summer and holiday seasons. The unexpected emergence of a hit film during other periods can alter the traditional trend. The timing of movie releases can have a significant effect on our results of operations, and the results of one fiscal quarter are not necessarily indicative of results for the next fiscal quarter or any other fiscal quarter. The seasonality of motion picture exhibition, however, has become less pronounced as motion picture studios are releasing motion pictures somewhat more evenly throughout the year.

Competition

The motion picture exhibition industry is highly competitive. Motion picture exhibitors generally compete on the basis of the following competitive factors:

•	ability to secure films with favorable licensing terms to meet audience demand;

•	availability of comfortable seating, location, reputation and seating capacity;

•	quality of projection and sound systems; and

•	ability and willingness to promote the films and other content that are being shown.

We have several competitors in our markets, which vary substantially in size from small independent exhibitors to large national chains, such as Regal Entertainment Group, AMC Entertainment Inc., Clearview and Cinemark USA, Inc. Some of these competitors are substantially larger and have substantially more resources than we do, which may give them a competitive advantage over us.  Our theatres are, and those we plan to acquire will be, subject to varying degrees of competition in the regions in which they operate. Our competitors, including newly established motion picture exhibitors and existing theatre chains, may build new theatres or screens in areas in which we operate or will operate in the future, which may result in increased competition and excess capacity in those areas. If this occurs, it may have an adverse effect on our business and results of operations. Based on the expertise of our senior management, however, we believe that we will be able to generate economies of scale and operating efficiencies that will allow us to compete effectively with our competitors.

In addition to competition for our existing theatre operations, we may face competition from other motion picture exhibitors and other buyers when trying to acquire additional theatres. Many of our competitors are well established and have extensive experience in identifying and effecting acquisitions.  Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target theatres.

We also compete with other motion picture distribution channels, including home video and DVD, cable television, broadcast television and satellite, pay-per-view services and downloads and streaming video via the Internet. Other technologies such as video on demand could also have an adverse effect on our business and results of operations. However, in general, when motion picture distributors license their products to the motion picture exhibition industry, they refrain from licensing those motion pictures to other distribution channels for a period of time, commonly called the theatrical release window.

In addition, we compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants.

Regulation

The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. Consent decrees effectively require major film distributors to offer and license films to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, exhibitors cannot assure themselves of a supply of films by entering into long-term arrangements with major distributors, but must negotiate for licenses on a film-by-film basis.

Our theatres must comply with Title III of the ADA to the extent that such properties are “public accommodations” or “commercial facilities” as defined by the ADA. Compliance with the ADA requires that public accommodations “reasonably accommodate” individuals with disabilities and that new construction or alterations made to “commercial facilities” conform to accessibility guidelines unless “structurally impracticable” for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants and additional capital expenditures to remedy such non-compliance.  We believe that we are in compliance with all current applicable regulations relating to accommodations for the disabled. We intend to comply with all future regulations which apply to us in this regard. Our business strategy includes acquiring additional theatres, and in pursuing this strategy, we may incur capital expenditures to remedy any non-compliance in theatres that we acquire; however, we cannot predict whether such compliance will require us to expend substantial funds.

Our theatre operations are also subject to federal, state and local laws governing such matters as wages, working conditions, citizenship and health and sanitation and environmental protection requirements. We believe that we are in compliance with all relevant laws and regulations.

Description of Property

Our three theatres are occupied under lease agreements with existing terms of approximately nine years and six months for the Rialto and Cranford Theaters and 10 years for the Bloomfield 8. At our option, we can renew all of the leases at defined rates for various periods ranging from five to 20 years.  All of the existing leases provide for contingent rentals based on the revenue results of the underlying theatre and require the payment of taxes, insurance and other costs applicable to the property.  Also, all leases contain escalating minimum rental provisions.

We have leased facilities comprising our corporate office located at 250 East Broad Street, Westfield, NJ 07090, under a 10 year lease.

As part of the Cinema Centers acquisition, we have agreed to assume all leases for the Cinema Centers theatres. The five theatres constituting Cinema Centers are occupied under lease agreements with existing terms of between approximately 4 ½ and 15 years.   At its option, the tenant under these leases can renew all of the leases at defined rates for various periods ranging from nine to 20 years.  Three of five leases for the Cinema Centers theatres provide for contingent rentals based on the revenue results of the underlying theatre and all require the payment of taxes, insurance, and other costs applicable to the property.  Also, all leases contain escalating minimum rental provisions.

As part of the Lisbon Cinema acquisition, we have agreed to assume the lease associated with the theatre.  The initial term of the lease expires in approximately 18 years and the lease contains three five-year renewal options.  The lease provides for the payment of additional rent based on a percentage of our gross revenue at the theatre in excess of specified thresholds and requires the payment of taxes, insurance, and other costs applicable to the property.  Also, the lease contains escalating minimum rental provisions.

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings. We may, however, from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

DIRECTORS AND EXECUTIVE OFFICERS

The biographies of our Directors and Executive Officers are as follows:

Name	Age	Positions and Offices
A. Dale Mayo	70	Chairman, Chief Executive Officer and Director
Brett Marks	50	Senior Vice President of Business Development and Director
Brian D. Pflug	45	Chief Financial Officer and Director
Jeff Butkovsky	52	Chief Technology Officer
Neil T. Anderson	65	Director
Richard Casey	54	Director
Charles Goldwater	60	Director
Martin O’Connor, II	52	Director

A. Dale “Bud” Mayo.  Mr. Mayo has served as our chairman and chief executive officer since our inception in July 2010. From April 2000 until his retirement in June 2010, Mr. Mayo served as the chairman, president and chief executive officer of Cinedigm, a pioneer in the digital cinema industry.  During his tenure, Cinedigm completed financings in excess of $600 million and completed a successful initial public offering in 2003.  Prior to founding Cinedigm, Mr. Mayo was co-founder, chairman and chief executive officer of Clearview.  During his tenure at Clearview from December 1994 through January 2000, Mr. Mayo grew Clearview into the largest independent theatre circuit in the metropolitan New York area, successfully completing its initial public offering in 1997, and was responsible for the sale of Clearview to Cablevision for $160 million in 1998.  Mr. Mayo continued as CEO of Cablevision Cinemas until January of 2000. From 1976 to 1993, Mr. Mayo was the founder, chief executive officer and sole shareholder of Clearview Leasing Corporation which completed more than $200 million in equipment lease transactions.  In recognition of his contributions to the industry, Mr. Mayo received the honor of being inducted into the film exhibition Hall of Fame at the industry’s Show East conference held in October 2010, Ernst & Young’s 2006 Regional Entrepreneur of the year award and a 2009 Telly award.

Brett Marks.  Mr. Marks has been our senior vice president of business development and a member of our board of directors since our inception in July 2010.  From August 2006 until July 2010, Mr. Marks was self employed and engaged in real estate activities.  From April 2000 until August 2006, Mr. Marks served as the senior vice president of business development for Cinedigm, where his responsibilities included assisting on acquisitions and securing sponsorships for Cinedigm’s entertainment division.  From April 1994 to December 1998, Mr. Marks served as the senior vice president of development of Clearview. While at Clearview, Mr. Marks oversaw a theatre acquisition plan that resulted in the company’s growth from two locations and five screens to 65 locations and almost 300 screens. Mr. Marks has worked with Mr. Mayo since 1994, including his tenures at Cinedigm and Clearview.  Previously, Mr. Marks had a career in real estate from the mid-1980s to the early 1990s.

Brian D. Pflug.  Mr. Pflug has served as our chief financial officer since July 2011, and a member of our board of directors since February 2012.  Mr. Pflug has over 20 years of finance and accounting experience. From August 2000 to June 2011, Mr. Pflug served as the senior vice president, accounting of Cinedigm.  During Mr. Pflug’s tenure, Cinedigm completed its initial public offering and numerous additional financings, and his responsibilities at Cinedigm included all accounting functions and SEC reporting requirements.  From 1998 to July 2000, Mr. Pflug was the controller of Clearview, where he was responsible for all accounting functions, including financial reporting, payroll and accounts payable.  Mr. Pflug began his career as an auditor with Coopers & Lybrand in 1988 and worked at several large corporations before joining Clearview.

Jeff Butkovsky. Mr. Butkovsky has served as our chief technology officer since November 1, 2011.  Mr. Butkovsky provided similar services to us as a consultant from January 1, 2010 until October 31, 2011.  Mr. Butkovsky has a background in digital cinema and over 25 years in technology management, software development and technology sales.  From October 2000 to July 2010, Mr. Butkovsky was a senior vice president and chief technology officer of Cinedigm, where he managed system integration with third party vendors such as Christie Digital Systems USA, Inc., Barco, NEC Display Cinema (a division of NEC Corporation) and Doremi Cinema Labs, Incorporated, and oversaw the company’s compliance with the Digital Cinema Initiative specification. Mr. Butkovsky was Cinedigm’s technical liaison with Fox, Disney, Paramount, Sony, Universal and Warner Brothers for digital cinema deployment agreements, digital system conformance, and content delivery.  Prior to joining Cinedigm, Mr. Butkovsky held sales management positions at Logic Stream, Inc. and Micron Electronics Inc.  He has also held positions at Motorola as a senior systems engineer and at various technology companies in software development.

Neil T. Anderson.  Mr. Anderson has served on our board of directors since January 2011.  Mr. Anderson has been associated with the law firm of Sullivan & Cromwell LLP since 1971.  He became a partner in the firm in 1979 and of counsel to the firm in 2009.  During the period he was a partner, Mr. Anderson was actively involved in corporate matters, focusing primarily on merger and acquisition transactions, both domestically and internationally. Between 2000 and 2002, Mr. Anderson served as the head of Sullivan & Cromwell’s M&A practice in Europe, resident in the firm's London office. Mr. Anderson has been a frequent speaker and faculty member on professional seminars and programs dealing with M&A and related matters.

Richard Casey.  Mr. Casey has served on our board of directors since January 2011.  Mr. Casey is the president of The Casey Group, which he founded in 1989 to leverage information technology to deliver strategic advantage and operational efficiencies to its clients.  Prior to founding The Casey Group, Mr. Casey held various positions in the information technology industry, beginning his career at AT&T in 1980. In 2002, Mr. Casey was awarded the Small Business Entrepreneur of the Year Award by the Morris County Chamber of Commerce (New Jersey), and more recently, he was elected to serve on the Affinity Federal Credit Union Board of Directors.

Charles Goldwater. Mr. Goldwater joined our board of directors in February 2012. Since January 2012, Mr. Goldwater has been providing consulting services to Cinedigm with respect to the deployment of digital cinema systems.  From 2006 to December 2011, Mr. Goldwater served as a senior executive vice president of Cinedigm and  president of Cinedigm’s Media Services group. During that period, he also served as the president of two limited liability companies affiliated with Cinedigm which provided financing for deployment of digital cinema systems to theatrical exhibitors.   From 2002 to 2005, Mr. Goldwater was the chief executive officer of Digital Cinema Initiatives, LLC (“DCI”), a joint venture of seven motion picture studios.  Prior to DCI, Mr. Goldwater’s 30-year career focused principally on the exhibition side of the film industry, where he held senior management positions with USA Cinemas, National Amusements and Loews Theatres.  Mr. Goldwater also served as president and chief executive officer of Mann Theatres in Los Angeles and as President of Cablevision Cinemas.

Martin O’Connor, II.  Mr. O’Connor has served on our board of directors since December 2010.  Mr. O’Connor is the managing partner of O’Connor, Morss & O’Connor, P.C., a law firm which was founded by his grandfather, Martin P. O’Connor, in 1903.  Mr. O’Connor has served as managing partner since 1989, and his practice focuses on advising clients, primarily in the financial, real estate, entertainment, sport and agricultural sectors, regarding strategic planning, ownership and wealth management issues and serving as counsel to wealthy clients.  Mr. O’Connor serves on the board of directors of Cinedigm and Rentrak Corporation, both of which are influential companies in the film exhibition sector.  Mr. O’Connor also serves on numerous private and charitable Boards.

The address of our directors and executive officers is c/o Digital Cinema Destinations Corp., 250 East Broad Street, Westfield, New Jersey 07090.

Director Qualifications

Our Board believes that the qualifications of our directors as set forth in their biographies above provide our directors with the qualifications and skills to serve on our board of directors. Two of our directors, Mr. Mayo and Mr. Marks, have substantial experience in the film exhibition industry.  Mr. Anderson has substantial experience in finance and mergers and acquisitions which are important components of our business strategy.  Mr. Casey’s experience in business and technology provides valuable insight in both areas, particularly with respect to information technology as we seek to further digital conversions of future acquired theatres. Mr. O’Connor’s skills in financial, entertainment and real estate matters, among others, provide us with guidance in these areas.

Our board of directors also believes that each of the directors has other key attributes that are important to an effective board, including integrity and demonstrated high ethical standards, sound judgment, analytical skills, the ability to engage management and each other in a constructive and collaborative fashion, and the commitment to devote significant time and energy to service on our board of directors and its committees.

Board of Directors

We are managed by our board of directors. Our board of directors currently consists of seven members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. Each of our directors serve for a term, if any, specified in the resolution of shareholders or directors appointing him, or until his earlier death, resignation, or removal. There are no family relationships between any of our directors and executive officers. A director is not required to hold any of our shares by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships.

NASDAQ Exemptions for a Controlled Company

In general, NASDAQ Marketplace Rules require that a NASDAQ listed company have a majority of independent directors on its board of directors, determine compensation of its executive officers through a compensation committee of independent directors, and select nominee directors through a nominating committee of independent directors. Upon completion of this offering, we anticipate that Mr. Mayo will control approximately        % of the voting power of all of our outstanding capital stock with voting rights.  Because of Mr. Mayo’s ownership interest and control of our voting power, we will be considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. As a controlled company, within the meaning of NASDAQ Marketplace Rules, we are not subject to the corporate governance requirements of the Rule 5600 series of the NASDAQ Marketplace Rules that would otherwise require us to have:

•	a majority of independent directors on our board of directors;

•
compensation of our executive officers determined, or recommended to the board of directors for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors; or

•	director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

However, because the controlled company exemption does not extend to audit committee standards, we must maintain an audit committee that has at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. In addition, the independent members of our board of directors will need to have regularly scheduled meetings that are attended by only the independent directors.

Committees of the Board of Directors

Our bylaws authorize our board of directors to appoint one or more committees, each consisting of one or more directors. Our board of directors will form an audit committee prior to completing this offering. Since Mr. Mayo currently owns and will, at the conclusion of this offering, own more than 50% of the voting power of our company, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ, and as a result, we are neither required to have, nor will we have, a nominating and corporate governance committee. Accordingly, our stockholders will not have the same protections afforded to shareholders of companies that are subject to all the NASDAQ corporate governance requirements.  The functions normally handled by a compensation committee and nominating committee are handled by our board of directors.  Our board of directors does not have a charter that addresses the nominating function.

Audit Committee

Upon the completion of this offering, our board of directors will establish an audit committee and a charter for the audit committee. The audit committee will assist our board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and company policies and controls. Under our audit committee charter, the audit committee will have the sole authority to, among other things:

•	selecting the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving in advance all transactions that might be considered related party transactions, or might present a conflict of interest;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Upon completion of this offering, our audit committee will be comprised of Messrs. Richard Casey, A. Dale Mayo and Brian Pflug.  Mr. Casey satisfies the independence requirement of the current SEC rules and the NASDAQ Marketplace Rules and will be the chairperson of our audit committee. Our board of directors has determined that each member of the audit committee meets the financial literacy requirements under the rules and regulations of the NASDAQ and the SEC and each of them qualifies as an audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Within one year after completion of the offering, we expect that our audit committee will be composed of three members that will satisfy the independence requirements of current SEC rules and the NASDAQ Marketplace Rules, and all members of our audit committee will satisfy the financial literacy standards for audit committee members under these rules.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics, which will become effective immediately upon listing and will provide that our directors and officers are expected to avoid any action, position or interest that conflicts with our interests or gives the appearance of a conflict. Our audit committee will be responsible for reviewing and approving in advance all transactions that might represent a related party transaction or a conflict of interest. Directors and officers have an obligation under our code of business conduct and ethics to advance our interests when the opportunity to do so arises.

DIRECTOR COMPENSATION

Our initial non-employee director, Mr. O’ Connor, received 25,000 shares of our Class A common stock on December 31, 2010 for services rendered as a director.  Each non-employee director received 5,000 shares of our Class A common stock on June 30, 2011 for services rendered as a director for the period of July 1, 2010 to June 30, 2011. Our board of directors has not determined if any compensation or fees shall be paid to non-employee directors for the period of July 1, 2011 through June 30, 2012.  It is anticipated that there will be no quarterly fees or compensation due to the non-employee directors during that period.

Director Compensation Table

The following table sets forth a summary of the compensation we paid to our non-employee directors during fiscal year 2011. We do not provide any compensation to our directors who also are serving as an executive officer.

(in thousands) Name	Fees Earned or Paid in Cash	Stock Options	Stock Award(1)	Total
Neil T. Anderson	$0	$0	$20	$20
Richard Casey	$0	$0	$20	$20
Martin O’Connor, II	$0	$0	$37	$37
____________

(1)
The amounts reflect the fair market value of the stock on date of issuance as determined by an independent third-party appraisal using an analysis of our discounted cash flows, and gives effect to the one-for-two   reverse stock split of our Class A common stock that was approved by our board of directors in November 2011.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation awarded to, earned by or paid to Mr. Mayo, our chairman and chief executive officer for fiscal year 2011. No other executive officers received total compensation in excess of $100,000 for fiscal year 2011 (in thousands).

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option / Warrant Awards	All Other Compensation (1)		Total
		(dollars in thousands)
A. Dale Mayo	2011	$46	$—	$—	$—		$13	$59
	2010	$1	$—	$—	$—	$		$1
____________________
(1)	Includes $6 paid for family health insurance coverage which is not provided without contribution to all Company employees and $7 attributable to a monthly vehicle allowance.

We have issued an aggregate of 119,166 shares of our Class A common stock to our non-employee directors and certain employees, including 29,166 to each of Messrs. Pflug and Butkovsky, 30,000 shares to Mr. O’Connor and 5,000 shares to each of Messrs. Anderson and Casey.  We have agreed to issue an aggregate of  16,666 shares of our Class A common stock to certain employees, including 4,162 shares to each of Messrs. Butkovsky and Pflug on each of June 30, 2012 and June 30, 2013, respectively (on aggregate of 16,666 shares), provided they are still employed by us on these dates.

Employment Agreements

We have entered into employment agreements with Messrs. Mayo, Marks, Pflug and Butkovsky.

Mr. Mayo. Our employment agreement with Mr. Mayo, effective September 1, 2010, is for an initial term ending on June 30, 2016 (the “Initial Term”) and is subject to automatic extension for successive 12-month periods absent written notice of termination by either us or Mr. Mayo not less than six months prior to expiration of the then existing term.  The employment agreement provides for compensation as follows:

•
for the 10-month period of September 1, 2011 to June 30, 2011, a salary not less than $100,000 (the “Minimum Base Salary”) plus a bonus of 2% of our consolidated gross revenues less sales and use taxes and refunds (“Adjusted Revenues”) in excess of $3.0 million;

•
for the period from July 1, 2011 through June 30, 2012, a Minimum Base Salary of not less than $200,000 per annum and a bonus of 2% of our Adjusted Revenues in excess of $4.0 million (such bonus not to exceed $750,000 for such 12-month period); and

•
for any subsequent 12-month period during the Initial Term or for any 12-month period after the Initial Term, a Minimum Base Salary of $300,000 per annum and a bonus of 2% of our Adjusted Revenue in excess of $5.0 million (such bonus not to exceed $1,000,000 for any such 12-month period).

Mr. Mayo is also entitled to reimbursement of expenses and an automobile allowance of $700 per month, adjusted for each 12-month period based on consumer price changes.  We may not terminate Mr. Mayo’s agreement and Mr. Mayo’s employment thereunder prior to the expiration of the Initial Term, or any extended term then applicable, unless Mr. Mayo have been convicted of theft or embezzlement of money or property, fraud, unauthorized appropriation of our assets or other felony involving dishonesty or moral turpitude (“Termination for Cause”).  If Mr. Mayo is completely disabled or unable to perform his services in a period in excess of 6 months or 180 days in any 12-month period, we are entitled to reduce Mr. Mayo’s consideration by the amount we pay to any person hired to perform his duties and any amount Mr. Mayo receives from any disability insurance policy maintained by us (collectively, “Disability Reimbursement”). In the event of Mr. Mayo’s death, his employment is terminated and Mr. Mayo’s estate is entitled to payment of his salary plus bonus for a 6-month period following his death (“Death Payment”).  The agreement contains a customary confidentiality provision and a non-compete provision which prohibits, for a period of one year after termination of the agreement, Mr. Mayo from, directly or indirectly, engaging becoming interested in (as owner, stockholder, partner or otherwise) the operation of any business similar to or in competition (direct or indirect) with us within a 50-mile radius of any theatre then owned or operated by us.

Mr. Marks.  Our employment agreement with Mr. Marks, effective December 1, 2011, is for an initial term ending on June 30, 2014 (the “Initial Term”) and is subject to automatic extension for successive 12-month periods absent written notice of termination by either us or Mr. Marks not less than 6 months prior to expiration of the then existing term.  The employment agreement provides for an annual base salary of $125,000 per year plus any bonus authorized by our board of directors.  Mr. Marks is also entitled to reimbursement of expenses and an automobile allowance of $350 per month, adjusted for each 12-month period based on consumer price changes.  We may not terminate Mr. Marks’ agreement and Mr. Marks’ employment thereunder prior to the expiration of the Initial Term, or any extended term then applicable, except in the case of Termination for Cause.  Mr. Marks’ employment agreement contains Disability Reimbursement and Death Payment provisions substantially similar to that contain in Mr. Mayo’s employment agreement and substantially similar confidentiality and non-compete provisions.

Mr. Pflug.  Our employment agreement with Mr. Pflug, effective July 1, 2011, is for an initial term ending on June 30, 2014 (the “Initial Term”) and is subject to automatic extension for successive 12-month periods absent written notice of termination by either us or Mr. Pflug not less than 6 months prior to expiration of the then existing term.  The employment agreement provides for an annual base salary of $150,000 per year plus any bonus authorized by our chief executive officer or our board of directors.  Mr. Pflug is also entitled to reimbursement of expenses and an automobile allowance of $350 per month, adjusted for each 12-month period based on consumer price changes. We may not terminate Mr. Pflug’s agreement and Mr. Pflug’s employment thereunder prior to the expiration of the Initial Term, or any extended term then applicable, except in the case of Termination for Cause. Mr. Pflug’s employment agreement contains Disability Reimbursement and Death Payment provisions substantially similar to those contain in Mr. Mayo’s employment agreement and substantially similar confidentiality and non-compete provisions.

Mr. Butkovsky.  Our employment agreement with Mr. Butkovsky, effective November 1, 2011, is for an initial  term ending on October  31, 2012 (“Butkovsky’s Initial Term”), and is subject to automatic extension for successive 12-month periods absent written notice of termination by either us or Mr. Butkovsky not less than 6 months prior to expiration of the then existing term.  The employment agreement provides for an annual base salary of $90,000 per year with future increases or bonuses to be determined by our chief executive officer or our board of directors.  Mr. Butkovsky is also entitled to reimbursement of expenses. We may not terminate Mr. Butkovsky’s agreement and Mr. Butkovsky’s employment thereunder prior to the expiration of Butkovsky’s Initial Term, or any extended term then applicable, except in the case of Termination for Cause. Mr. Butkovsky’s employment agreement contains Disability Reimbursement and Death Payment provisions substantially similar to those contain in Mr. Mayo’s employment agreement and substantially similar confidentiality and non-compete provisions.

Potential Payments Upon Termination or a Change in Control

As discussed above under the heading “Executive Compensation — Employment Agreements,” we have entered into employment agreements with Messrs. Mayo, Marks,  Pflug and Butkovsky, each which provide that we may not terminate the employee during the applicable “Initial Term” of the employment agreement, except in limited circumstances, such as for death or Termination for Cause. The Initial Term expires on June 30, 2016 with respect to Mr. Mayo, on June 30, 2014 with respect to Messrs. Marks and Pflug, and on October 30, 2012 with respect to Mr. Butkovsky. In the event of termination of the employment of Messrs. Mayo, Marks, Pflug or Butkovsky during the applicable Initial Term, whether as a result of a change of control or otherwise, which does not result from the limited circumstances in which termination is permitted under the relevant employment agreement, the terminated employee will be entitled to continuation of the compensation provided for under his employment agreement until the expiration of the Initial Term, with such payments to be made in accordance with our normal payroll practices, but in no event less frequently than monthly.

Equity Compensation Plan Information

2012 Stock Option and Incentive Plan

We intend to adopt the 2012 Stock Option and Incentive Plan which will be effective on completion of this Offering and is referred to herein as the 2012 Plan. The purpose of the 2012 Plan is to advance the interests of the Company and its subsidiaries by providing a variety of Class A common stock equity-based incentives designed to motivate, retain and attract employees, directors, consultants, independent contractors, agents, and other persons providing services to the Company through the acquisition of a larger personal financial interest in the Company. The 2012 Plan primarily provides for the award of Class A common stock, incentive stock options, nonqualified stock options, restricted stock and restricted stock units.

Administration. The 2012 Plan is administered by a committee designated by the Board, or, in the absence of such a committee, by the Board (the “Administrator”). The Administrator has the full authority and discretion to determine the terms, conditions, performance targets, restrictions and other provisions of awards under the 2012 Plan, including selecting those persons who will receive awards and the types of awards granted. Awards of stock options, restricted stock and restricted stock units under the 2012 Plan shall be evidenced by award agreements.

Grant of Awards; Shares Available for Awards. Generally, awards under the 2012 Plan may be granted to employees, directors, consultants, advisors and other persons providing services to the Company or any subsidiary, other than incentive stock options, which may only be granted to employees. An aggregate of ________ shares of our Class A common stock will be reserved for issuance under the 2012 Plan. The number of shares issued or reserved pursuant to the 2012 Plan may be adjusted by the Administrator as it deems appropriate as the result of stock splits, stock dividends, and similar changes in our Class A common stock.

Stock Options. Under the 2012 Plan, the Administrator may grant participants incentive stock options, which qualify for special tax treatment under United States tax law, as well as nonqualified stock options. The Administrator establishes the duration of each option at the time of grant, with a maximum duration of ten years from the effective date of the grant. The Administrator also establishes any performance criteria or passage of time requirements that must be satisfied prior to the exercise of options. Incentive stock option grants must have an exercise price that is not less than the fair market value of our Class A common stock on the grant date. Nonqualified stock options must have an exercise price of not less than 85 percent of the fair market value of our Class A common stock on the date of grant.  Payment of the exercise price for shares being purchased pursuant to a stock option may be made by check, or, if the Administrator permits, delivery of an undertaking by a stock broker to deliver the exercise price to the Company, by means of a promissory note, shares of Class A common stock owned by the participant valued at fair market value, or such other lawful consideration as the Administrator may determine.

        Restricted Stock Awards. Restricted stock awards under the 2012 Plan are awards of shares that vest in accordance with terms and conditions established by the Administrator. Restricted stock when issued by the Company will be subject to the right of the Company to repurchase all or part of the shares for their issue price or a formula set forth in the award document in the event the conditions specified in the award are not satisfied prior to the end of the restriction period. Except as otherwise provided by an award agreement, recipients of restricted stock awards have all the rights of stockholders with respect to the underlying shares, including the right to vote such shares and receive dividends on such shares.

        Restricted Stock Units. Under the 2012 Plan, the Administrator may grant participants restricted stock units, which are units representing the right to receive shares of our Class A common stock, on a specified date in the future, subject to forfeiture of such right. The Administrator establishes the time or times on which a restricted stock unit will vest.

Stock Awards. Under the 2012 Plan, the Administrator may grant participants awards of our Class A common stock as a bonus, in consideration for services rendered or to be rendered to the Company or a subsidiary or affiliate of the Company or in lieu of obligations of the Company or a subsidiary or affiliate of the Company.

        Acceleration and Other Provisions. The Administrator may provide that, in the event of a termination of a participant's service in connection with a Change In Control, or a participant’s death, an outstanding award will become fully vested and/or exercisable. In the event of an Acquisition of the Company, the 2012 Plan provides that the surviving entity may assume or continue our rights and obligations under any outstanding award, or may substitute substantially equivalent awards with respect to the surviving entity's stock. The Administrator may also, in its discretion, determine that an outstanding award must be exercised or cashed out in connection with an acquisition of the Company.

Unless the Administrator determines otherwise, a Change In Control is: (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company’s subsidiary corporations) in connection with the complete liquidation or dissolution of the Company; (iii) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger; or (iv) an acquisition by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding voting securities.  An Acquisition of the Company is: (x) the sale of the Company by merger in which the shareholders of the Company in their capacity as such no longer own a majority of the outstanding equity securities of the Company (or its successor); or (y) any sale of all or substantially all of the assets or capital stock of the Company (other than in a spin-off or similar transaction) or (z) any other acquisition of the business of the Company, as determined by the Administrator.

        Compliance with Laws. The 2012 Plan is designed to comply with all applicable federal, state and foreign securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules of any applicable stock exchange or national market system.

        Amendment and Termination. Our board of directors may amend, suspend or terminate the 2012 Plan at any time. However, no amendment that requires the approval of our stockholders shall be made without the approval of the Company's stockholders, provided, however, that the Administrator may amend the 2012 Plan or any award agreement for the purposes of conforming the 2012 Plan or the award agreement to the requirements of law, including the requirements of Section 409A of the Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common stock by the following persons as of March 6, 2012:

•	each of the executive officers listed in the summary compensation table;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each beneficial owner of more than 5 percent of any class of our voting securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our Class A common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 6, 2012 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Applicable percentage voting power set forth in the table is based on an aggregate of 10,555,416 shares of Class A and Class B common stock voting together as a single class, which includes:

•
569,166 voted represented by our Class A common stock issued and outstanding as of March 6, 2012 and 9,000,000 votes represented by Class B common stock issued and outstanding as of March 6, 2012. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

•
986,250 votes represented by our Class A common stock issuable upon conversion of 1,972,500 shares of Series A preferred stock.  Shares of Series A preferred stock are convertible into the Company’s Class A common stock on a two-for-one basis and will automatically convert upon consummation of this offering.

Unless otherwise indicated, the address of each of the executive officers and directors named below is c/o Digital Cinema Destinations Corp., 250 East Broad Street, Westfield, New Jersey 07090.

	Class A and Class B common stock beneficially owned prior to this offering	Percentage of Class A and Class B common stock treated as a single class owned prior to the offering (6)	Percentage of voting power immediately before the offering	Class A and Class B common stock beneficially owned after this offering	Percentage of Class A and Class B common stock treated as a single class owned after the offering	Percentage of voting power immediately after the offering

Directors and executive officers:

A. Dale Mayo (1)	900,000	61.3%	85.3%	900,000

Brian D. Pflug (4)	29,166	2%	*	29,166

Jeff Butkovsky (4)	29,166	2%	*	29,166

Brett Marks (3)	-	-	-	-

Neil T. Anderson (2)	130,000	8.8%	1.2%	130,000

Richard Casey (2)	130,000	8.8%	1.2%	130,000

Charles Goldwater	-	-	-	-

Martin O’Connor, II	30,000	2%	*	30,000

All directors and executive officers as a group	1,248,332	85.0%	88.6%	1,248,332

IJM Family Limited Partnership (3)	450,000	30.6%	4.3%	450,000

Ullman Family Partnership (5)	125,000	7.8%	1.2%	125,000

Jesse Sayegh (5)	125,000	7.8%	1.2%	125,000

*Less than 1%

(1)	Consists of 900,000 shares of Class B common stock.

(2)
Consists of 5,000 shares of Class A common stock owned on the date hereof and 125,000 shares of Class A common stock which will result from the mandatory conversion of our Series A preferred stock on the closing of this offering based on a one-for-two conversion ratio.

(3)
450,000 shares of Class A common stock are owned by the IJM Family Limited Partnership, the General Partner of which is Ilissa Marks, Brett Marks wife. Mr. Marks does not hold an interest in this entity and disclaims any beneficial ownership of the shares.

(4)	Does not include 4,167 shares of Class A common stock that we agreed to issue on each of June 30, 2012 and June 30, 2013 if the grantee is employed by us on each such date.

(5)	Consists of shares of Class A common stock which will result from the mandatory conversion of our Series A preferred stock on the closing of this offering based on a one-for-two conversion ratio.

(6)	Based on an aggregate of 1,469,166 shares of Class A and Class B common stock outstanding as of March 6, 2012.

RELATED PARTY TRANSACTIONS

Our audit committee, once established, will review and approve all related party transactions on an ongoing basis. See ‘‘Directors and Executive Officers — Audit Committee.’’ Our code of business conduct and ethics will provide for mechanisms to avoid conflicts between the personal interests of our directors and executive officers and our interests. See ‘‘Directors and Executive Officers — Code of business conduct and ethics’’ for more details.

In addition to the cash and equity compensation arrangements of our directors and executive officers discussed above under “Executive Compensation,” the following is a description of transactions since July 1, 2010 , to which we have been a party in which the amount involved exceeded or will exceed $45,000 within any fiscal year and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock or entities affiliated with them had or will have a direct or indirect material interest.

In December 2010, Mr. Sayegh, one of our 5% shareholders, was issued 250,000 shares of our Series A preferred stock valued at $500,000 as part of the purchase price for the Rialto and Cranford theatres. In addition, we have entered into operating leases with Mr. Sayegh for the Rialto and Cranford theatres. At December 31, 2011, accrued dividends of $0.04 million were payable to Mr. Sayegh on his Series A preferred stock. For the six months ended December 31, 2011 and fiscal year 2011, our total rent expense under the operating leases for the Rialto and Cranford theatres was $0.1 million and $0.2 million, respectively. There was no rent expense for the period from inception (July 29, 2010) to September 30, 2010. For additional information regarding our acquisition of the Rialto and Cranford theatres, see “Business — Acquisition.”

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 300 shares of common stock, par value $0.01 per share, of which no shares are issued and outstanding, 20,000,000 shares of Class A common stock, par value $0.01 per share, of which 569,165 shares are issued and outstanding, held of record by 12 stockholders, 5,000,000 shares of Class B common stock, par value $0.01 per share, of which 900,000 shares are issued and outstanding, held of record by one stockholder and 10,000,000 shares of Series A preferred stock, par value $0.01 per share, of which 1,972,500 shares are issued and outstanding.The 300 authorized shares of our common stock were issued and subsequently exchanged for Class A common stock and Class B common stock and cannot be reissued.  Prior to the effective date we intend to amend our certificate of incorporation to reduce the number of shares of Class B common stock that we are authorized to issue to the 900,000 shares now outstanding and to delete references to our common stock which has been  redeemeed and cannot be reissued.

Common Stock

Our Class A common stock and Class B common stock are substantially identical, except that holders of Class A common stock and the common stock have the right to cast one vote for each share held of record and holders of Class B common stock have the right to cast ten votes for each share held of record on all matters submitted to a vote of holders of common stock. Our Class A common stock and Class B common stock vote together as a single class on all matters on which stockholders may vote, including the election of directors, except when class voting is required by applicable law.

Prior to the effective date, we intend to amend our certificate of incorporation to provide that if the shares of Class B common stock are transferred for any reason, such shares will automatically convert into an equivalent number of fully paid and non-assessable shares of Class A common stock upon the sale or transfer of such shares of Class B common stock by the original record holder thereof. Each share of Class B common stock also is convertible at any time at the option of the holder into one share of Class A common stock.

Holders of Class A common stock and Class B common stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors and are entitled to share ratably, as a single class, in all of our assets available for distribution to holders of common stock on the liquidation, dissolution or wind-up of our affairs. Holders of Class A common stock and Class B common stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions for the benefit of the Class A common stock and Class B common stock in our certificate of incorporation. All outstanding shares of Class A common stock and Class B common stock outstanding on the date hereof are validly issued, fully paid and non-assessable.

The difference in voting rights described above increases the voting power of the Class B common stockholders and, accordingly, has an anti-takeover effect. The existence of the Class B common stock may make us a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by our stockholders other than the Class B common stockholders. Thus, our stockholders may be deprived of an opportunity to sell their shares at a premium over prevailing market prices, in the event of a hostile takeover bid. Those seeking to acquire us through a business combination will be compelled to consult first with the Class B common stockholders in order to negotiate the terms of such business combination.  Any such proposed business combination will have to be approved by our board of directors, which may be under the control of the Class B common stockholder, and if stockholder approval is required, the approval of the Class B common stockholders will be necessary before any such business combination can be consummated.

Preferred Stock

On December 29, 2010, we amended our certificate of incorporation to establish a Series A preferred stock, $0.01 par value, and we have issued and currently have outstanding 1,972,500 shares of Series A preferred stock. The Series A preferred stock is convertible into such number of shares of Class A common stock as determined by dividing the original issue price by the conversion price, which if all of the Series A preferred stock was converted, would result in the issuance of 986,250 shares of our Class A common stock.  The preferred stock has no voting rights and, except for certain “deemed liquidations” as defined in our certificate of incorporation, has a liquidation preference of $2.00 per share, or $3,945,000 million in the aggregate. Upon the closing of this offering, each outstanding share of our Series A preferred stock will automatically be converted into one share of Class A common stock, with approximately 986,250 shares of Class A common stock being issued in the aggregate as a result of the conversion.

Our certificate of incorporation provides our board of directors with authority to issue shares of preferred stock in series and, by filing a certificate of designations, preferences and rights under Delaware law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued are likely to have priority over our common stock with respect to dividend or liquidation rights. We have no current plans to issue any shares of preferred stock.

Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of Class A common stock, Class B stock and common stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law.

Underwriters’ Warrant

We have agreed to issue to one of the underwriters a warrant to purchase a number of shares of our Class A common stock equal to an aggregate of 1% of the shares of Class A common stock sold in the offering, other than shares of our Class A common stock covered by the over-allotment option described above. The warrant will have an exercise price equal to 110% of the offering price of the shares of Class A common stock sold in this offering. For additional information regarding these warrants, see “Underwriting — Underwriting Compensation.”

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors will remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our amended and restated certificate of incorporation does not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any Successor provision of the Delaware General Corporation Law).

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. Our amended and restated certificate of incorporation and our bylaws provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary

Our amended and restated certificate of incorporation also provides that we will indemnify and hold harmless, to the fullest extent permitted by law any person made or threatened to be made a party to or otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or a trustee, custodian, administrator, committeeman or fiduciary of any employee benefit plan, or a person serving another corporation, partnership, joint venture, trust, other enterprise or nonprofit entity in any of the foregoing capacities at our request (collectively, an “Authorized Representative”).  Expenses covered by this indemnification include attorney fees and disbursements, judgments, fines (including excise and taxes) and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding (collectively, “Expenses”), whether the basis of such person’s involvement in the proceeding is an alleged act or omission in such person’s capacity as an Authorized Representative or in another capacity while serving in such capacity or both.  We shall be required to indemnify an incumbent or former director or officer in connection with a proceeding initiated by such person only if and to the extent that such proceeding was authorized by our board of directors or is a civil suit by such person to enforce rights to indemnification or advancement of expenses.

Expenses shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Authorized Representative to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us. Such expenses (including attorneys’ fees which are not advanced under the provisions of our amended and restated certificate of incorporation) incurred by an Authorized Representative may be so paid upon such terms and conditions, if any, as we deem appropriate.

We may enter into agreements to indemnify any Authorized Representative, in addition to the indemnification provided for in our amended and restated certificate of incorporation. These agreements, among other things, could indemnify our directors and officers for certain expenses (including advancing expenses for attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person's services as a director or officer of us, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

In addition, prior to the completion of this offering, we expect, to secure insurance providing indemnification for our directors and officers for certain liabilities.  We believe that these indemnification provisions and agreements and related insurance are necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Broadridge Investor Communication Solutions Inc. Its address is 51 Mercedes Way, Edgewood, New York 11717, and its telephone number is (631) 254-7400.

Stock Exchange Listing

We have applied to list our Class A common stock on The NASDAQ Capital Market under the symbol “DCIN.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have approximately      shares of Class A common stock outstanding. Of these shares of common stock, the shares of common stock being sold in this offering, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining        shares of Class A common stock held or to be held by our existing stockholders, including  986,250 shares of Class A common stock receive by the holders of Series A preferred stock upon conversion, as well as any shares of Class B common stock which are converted to Class A common stock, will be “restricted securities,” as that term is defined in Rule 144, and may be resold, subject to the lock-up period discussed below under the heading “Underwriting — Lock-Up Agreements,” only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately ________ shares immediately after this offering, based on the number of shares of our common stock outstanding as of _________; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the 2012 plan that we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Registration Rights

We have agreed to issue to Dominick & Dominick LLC a warrant to purchase a number of shares of our Class A common stock equal to an aggregate of 1% of the shares of Class A common stock sold in the offering, other than shares of our Class A common stock covered by the over-allotment option described above. The warrant will have an exercise price equal to 110% of the offering price of the shares of Class A common stock sold in this offering. The warrant provides for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of Class A common stock during the five year period commencing six months after the effective date of this offering. As a result, whenever we propose to file a registration under the Securities Act, other than with respect to a registration statement on Form S-4 or Form S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration statement.  Registration of the sale of these shares of our Class A common stock, were this to occur, will facilitate their sell into the market period.

Lock-Up Agreements

   In connection with this offering, officers, directors and existing stockholders, who together hold substantially all of our outstanding capital stock, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our Class A common stock, Class B common stock or common stock or any securities convertible into or exchangeable or exercisable for these securities for a period of 180 days after the date of this prospectus (or such earlier date or dates as agreed between us and Dominick & Dominick LLC), and in specific circumstances, up to an additional 34 days, without the prior written consent of Dominick & Dominick LLC on behalf of the underwriters. For additional information, see “Underwriting — Lock-Up Agreements.”

UNDERWRITING

Dominick & Dominick LLC and Maxim Group LLC are acting as joint book-running managers of this offering and representatives of the underwriters. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, each of the underwriters named below has severally agreed to purchase from us the following respective number of shares of Class A common stock, less the underwriting discounts and commissions set forth on the cover page of this prospectus, set forth below:

Underwriter	Number of Shares
Dominick & Dominick LLC
Maxim Group LLC

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the approval of legal matters by their counsel. The nature of the underwriters’ obligations is that they are committed to purchase and pay for all of the above shares of Class A common stock, other than shares of our common stock covered by the over-allotment option described below, if any are purchased.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Public Offering Price and Dealers Concession

The underwriters propose initially to offer the shares of common stock offered by this prospectus directly to the public at the public offering price per share set forth on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and these dealers may re-allow, a discount not in excess of $         per share on sales to certain other dealers. After commencement of this offering, the offering price, discount price and re-allowance may be changed by the underwriters. No such change will alter the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Over-allotment Option

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 45-day option to purchase up to an additional _____ shares of Class A common stock from us at the offering price less the underwriting discounts and commissions to cover these sales. If any shares of Class A common stock are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to _____ shares of Class A common stock offered hereby for officers, directors, employees and certain other persons associated with us and members of their respective families. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares of Class A common stock.  We have agreed with the underwriters that any reserved shares of Class A common stock not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered hereby.  We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the reserved shares of Class A common stock.

Underwriting Compensation

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The following table summarizes the compensation to be paid to the underwriters by us in connection with this offering, including the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to         additional shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discount and commissions
Proceeds to us (before expenses)

We have also agreed to issue to Dominick & Dominick LLC a warrant to purchase a number of shares of our Class A common stock equal to an aggregate of 1% of the shares of Class A common stock sold in the offering, other than shares of our Class A common stock covered by the over-allotment option described above. The warrant will have an exercise price equal to 110% of the offering price of the shares of Class A common stock sold in this offering. The warrant is exercisable commencing six months after the effective date of this offering, and will be exercisable, in whole or in part, for five years after the effective date of this offering. The warrant is not redeemable by us, and allows for “cashless” exercise. The warrant also provides for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of Class A common stock during the five year period commencing six months after the effective date of this offering. Pursuant to the rules of FINRA, and in particular Rule 5110, the warrant (and underlying shares) may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the effective date of this offering; provided, however, that the warrant (and underlying shares) may be transferred to officers or partners of the underwriters and members of the underwriting syndicate as long as the warrant (and underlying shares) remains subject to the lockup.

Further, we have agreed (a) to pay an advisory fee of $100,000 to Dominick & Dominick LLC, (b) to reimburse Dominick & Dominick LLC for reasonable legal fees not to exceed $135,000, (c) to pay advances to Dominick & Dominick LLC in the aggregate of $40,000 refundable only to the extent expenses are not actually incurred in excess of $40,000, and (d) to grant Dominick & Dominick LLC a right of first refusal to provide investment banking services in connection with all capital raising transactions for which the Company seeks investment banking services for a period of 12 months following the concummation of this offering.

Other Offering Expenses, Acceptance and Delivery

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    .  The offering of the shares of Class A common stock is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of our shares in whole or in part.

Indemnification of Underwriters

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, contribute to payments the underwriters may be required to make in connection with these liabilities.

Lock-Up Agreements

We and certain of our directors, executive officers and shareholders holding an aggregate of approximately _____ million shares of our common stock have entered into lock-up agreements pursuant to which they have agreed not to, directly or indirectly, issue, sell, agree to sell, grant any option or contract for the sale of, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of any shares of Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for such securities or any interest therein owned as of the date hereof or hereafter acquired for a period of 180 days after the date of this prospectus without the prior written consent of Dominick & Dominick LLC. If: (1) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  Dominick & Dominick LLC has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our Class A common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act, pursuant to which the underwriters may make any bid for, or purchase, common stock for the purpose of stabilizing the market price. The underwriters also may create a short position by selling more shares of Class A common stock in connection with this offering than it is committed to purchase from us, and in such case may purchase shares of Class A common stock in the open market following completion of this offering to cover all or a portion of such short position. In addition, the underwriters may impose “penalty bids” whereby they may reclaim from a dealer participating in this offering, the selling concession with respect to the shares of Class A common stock that such dealer distributed in this offering, but which was subsequently purchased for the accounts of the underwriter in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of shares of Class A common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. One or more of the underwriters may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by certain underwriters. Other than the prospectus in electronic format, the information on such underwriters’ web sites is not part of this prospectus.

NASDAQ Capital Market Listing

We have applied to list our Class A common stock on The NASDAQ Capital Market under the symbol “DCIN.”

Pricing of this Offering

Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

LEGAL MATTERS

Eaton & Van Winkle LLP, 3 Park Avenue, 16th Floor, New York, New York 10016 will pass upon the validity of the Class A common stock offered hereby on our behalf.  The underwriters are being represented by Kramer Levin Naftalis & Frankel LLP, New York, New York.

EXPERTS

The consolidated balance sheet as of June 30, 2011 and the related consolidated statements of operations, stockholders’ equity and cash flows from the inception period (July 29, 2010) to June 30, 2011 of Digital Cinema Destinations Corp. and its subsidiaries ("Successor"), the combined balance sheet as of December 31, 2010 and the related combined statements of operations, stockholder's equity and cash flows for each of the years in the two year period ended December 31, 2010, of the Rialto Theatre of Westfield, Inc. and Cranford Theatre, Inc. (collectively, the "Predecessor"), the balance sheets as of October 31, 2011 and 2010 and the related statements of operations, stockholders' equity and cash flows for the two years then ended of Cinema Supply, Inc, the balance sheets as of December 31, 2011 and 2010 and the related statements of operations, stockholder's deficit and cash flows for the two years then ended of Lisbon Theaters, Inc. and the statements of operations, members’ deficit and cash flows for each of the years in the two-year period ended December 31, 2010 of K&G Theatres LLC, included in this prospectus have been audited by EisnerAmper LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such consolidated and combined financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Digital Cinema Destinations Corp. and Subsidiaries

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheet as of June 30, 2011 (Successor); and combined balance sheet as of December 31, 2010 (Predecessor)	F-3
Consolidated statement of operations for the period from inception (July 29, 2010) to June 30, 2011 (Successor); and combined statement of operations for the years ended December 31, 2010 and 2009 (Predecessor)
F-4
Combined statement of stockholder’s equity for the years ended December 31, 2010 and 2009 (Predecessor); and consolidated statement of stockholders’ equity from inception date (July 29, 2010) to June 30, 2011 (Successor)
F-5
Consolidated statements of cash flows for the period from inception date (July 29, 2010) to June 30, 2011 (Successor); and combined statements of cash flows for the years ended December 31, 2010 and 2009 (Predecessor)
F-6
Notes to consolidated financial statements	F-7

Digital Cinema Destinations Corp. and Subsidiaries

Condensed consolidated balance sheets as of December 31, 2011 and June 30, 2011 (Successor)	F-23
Condensed consolidated statements of operations for the six months ended December 31, 2011 and for the period from inception (July 29, 2010) to December 31, 2010 (Successor); and the condensed combined statement of operations for the six months ended December 31, 2010  (Predecessor)
F-24
Condensed consolidated statements of cash flows for the six months ended December 31, 2011 and for the period from inception (July 29, 2010) to December 31, 2010 (Successor); and the condensed combined statement of cash flows for the  six months ended December 31, 2010 (Predecessor)
F-25
Notes to consolidated financial statements	F-26

Cinema Supply, Inc. Financial Statements as of October 31, 2011 and 2010 and for the  years ended October 31, 2011 and 2010

Cinema Supply, Inc. Condensed Financial Statements as of January 31, 2012 and October 31, 2011 and for the three months ended January 31, 2012 and 2011.

Condensed balance sheets	F-53
Condensed statements of operations	F-54
Condensed statements of cash flows	F-55
Notes to condensed financial statements	F-56

Lisbon Theaters, Inc. Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010

K&G Theatres LLC Financial Statements for the years ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Digital Cinema Destinations Corp.

We have audited the accompanying consolidated balance sheet of Digital Cinema Destinations Corp. and subsidiaries (“Successor”) as of June 30, 2011 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from inception (July 29, 2010) to June 30, 2011 (Successor Period).  We have also audited the combined balance sheet of Rialto Theatre of Westfield, Inc. and Cranford Theatre, Inc. (collectively, the “Predecessor”) as of December 31, 2010 and the related combined statements of operations, stockholder’s equity and cash flows for each of the years in the two-year period ended December 31, 2010 (Predecessor Periods).  These financial statements are the responsibility of management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Successor and the Predecessor are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinions on the effectiveness of the Successor’s and Predecessor’s internal control over financial reporting. Accordingly, we express no such opinions. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the consolidated financial position of Digital Cinema Destinations Corp. and subsidiaries as of June 30, 2011 and the consolidated results of their operations and their cash flows for the Successor Period, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the aforementioned Predecessor combined financial statements present fairly, in all material respects, the combined financial position of Rialto Theatre of Westfield, Inc. and Cranford Theatre, Inc. as of December 31, 2010 and the combined results of their operations and their cash flows for the Predecessor Periods, in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNERAMPER LLP

Edison, New Jersey
January 20, 2012

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	Successor Company	Predecessor Company
	June 30, 2011	December 31, 2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,068	$160
Accounts receivable	35	-
Inventories	19	19
Prepaid expenses and other	65	-

Total current assets	1,187	179

Properties and equipment, net	2,251	1,037
Goodwill	896	-
Intangible assets, net	573	-
Security deposit	3	-

TOTAL ASSETS	$4,910	$1,216

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$586	$227
Payable to vendor for digital systems	1,066	-
Earn out from theatre acquisition	124	-
Dividends payable	112	-
Line of credit	-	29

Total current liabilities	1,888	256

NONCURRENT LIABILITIES
Deferred rent expense	20	-
Deferred tax liability	12	-

TOTAL LIABILITIES	1,920	256

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Series A Preferred Stock, $.01 par value: 10,000,000 shares authorized and 1,772,500 shares issued and outstanding	18	-
Common Stock, no par, 2,000 shares authorized and 200 shares issued and outstanding	-	5
Class A Common stock, $.01 par value: 20,000,000 shares
authorized and 569,166 shares issued and outstanding	6	-
Class B Common stock, $.01 par value, 5,000,000 shares
authorized and 900,000 shares issued and outstanding	9	-
Additional paid-in-capital	3,747	336
Accumulated (deficit) earnings	(790)	619
Total stockholders' equity	2,990	960
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,910	$1,216

The accompanying notes are an integral part of the consolidated financial statements.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Successor Company	Predecessor Company	Predecessor Company
	Inception date (July 29, 2010) to June 30, 2011	Year ended December 31, 2010	Year ended December 31, 2009

REVENUES
Admissions	$1,158	$1,529	$1,876
Concession	382	627	660
Other	32	-	-

Total revenues	1,572	2,156	2,536

COSTS AND EXPENSES
Cost of operations :
Film rent expense	598	841	1,032
Cost of concessions	66	94	143
Salaries and wages	235	273	234
Facility lease expense	223	238	111
Utilities and other	258	352	375
General and administrative expenses	900	441	412
Depreciation and amortization	165	141	117

Total costs and expenses	2,445	2,380	2,424

OPERATING (LOSS) INCOME	(873)	(224)	112

OTHER INCOME (EXPENSE)
Bargain purchase gain from theatre acquisition	98	-	-
Interest	-	(5)	(3)
Other	(1)	-	-

INCOME (LOSS) BEFORE INCOME TAXES	(776)	(229)	109
Income taxes	14	-	-

NET (LOSS) INCOME	(790)	(229)	109

Preferred stock dividends	(112)	-	-
Net loss attributable to common stockholders	$(902)	$(229)	$109

Net loss per Class A and Class B common share – basic and diluted	$(0.84)	$-	$-

Weighted average number of Class A and Class B common shares outstanding:
Basic and diluted	1,073,207	-	-

The accompanying notes are an integral part of the consolidated financial statements.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in capital	Retained earnings (Deficit)	Total Stockholder’s Equity
	Shares	Amount
Balance, December 31, 2008 (Predecessor)	$200	$5	$-	$739	$744
Net income		-	-	109	109
Capital contributions		-	280		280
Balance, December 31, 2009 (Predecessor)	200	5	280	848	1,133
Net loss		-	-	(229)	(229)
Capital contributions		-	56	-	56
Balance, December 31, 2010 (Predecessor)	$200	$5	$336	$619	$960

Inception date (July 29, 2010) to June 30, 2011 (Successor)	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance (Inception date) July 29, 2010	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of common stock to founders			450,000	5	900,000	9	401		415
Issuance of common stock to employees, board members and non-employees			119,166	1			185		186
Issuance of Series A preferred stock to investors	1,772,500	18					3,527		3,545
Stock issuance costs							(254)		(254)
Preferred dividends							(112)		(112)
Net loss								(790)	(790)
Balance, June 30, 2011 (Successor)	1,772,500	$18	569,166	$6	900,000	$9	$3,747	$(790)	$2,990

The accompanying notes are an integral part of the consolidated financial statements.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Successor Company	Predecessor Company	Predecessor Company
	Inception date (July 29, 2010) to June 30, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Cash flows from operating activities
Net (loss) income	$(790)	$(229)	$109
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Bargain purchase gain from theatre acquisition	(98)	-	-
Depreciation and amortization	165	141	117
Deferred tax expense	12	-	-
Stock-based compensation	186	-	-
Changes in operating assets and liabilities:
Inventories	(19)	(13)	1
Accounts receivable	(35)	-	-
Prepaid expenses and other current assets	(65)	-	-
Security deposit	(3)	-	-
Accounts payable and accrued expenses	586	53	14
Payable to vendor for digital systems	1,066	-	-
Deferred rent expense	20	-	-
Net cash provided by (used in) operating activities	1,025	(48)	241
Cash flows from investing activities
Purchases of property and equipment	(1,850)	(84)	(676)
Acquisition of Rialto/Cranford theatres	(1,200)	-	-
Acquisition of Bloomfield theatre	(113)	-	-
Net cash used in investing activities	(3,163)	(84)	(676)
Cash flows from financing activities
Capital invested by owner	-	56	280
(Repayments) borrowings of line of credit	-	(64)	54
Proceeds from issuance of common stock	415	-	-
Proceeds from issuance of Series A preferred stock	3,045	-	-
Costs associated with issuance of common and preferred stock	(254)	-	-
Net cash provided by (used in) financing activities	3,206	(8)	334
Net change in cash and cash equivalents	1,068	(140)	(101)
Cash and cash equivalents at beginning of period	-	300	401
Cash and cash equivalents at end of period	$1,068	$160	$300

The accompanying notes are an integral part of the consolidated financial statements

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1. THE COMPANY AND BASIS OF PRESENTATION

        Digital Cinema Destinations Corp. (“Digiplex”) and together with its subsidiaries (the “Company” or the "Successor") was incorporated in the State of Delaware on July 29, 2010.  Digiplex is the parent company of its wholly owned subsidiaries, DC Westfield LLC, DC Cranford LLC, DC Bloomfield LLC (the “Theatres”), and DC Cinema Centers LLC., with the intent to acquire businesses operating in the movie exhibition industry sector.  Digiplex, through its subsidiaries, operates three theatres with 19 screens in Westfield (the “Rialto”) and Cranford, (the “Cranford”), New Jersey and Bloomfield, Connecticut (the “Bloomfield 8”).  As described in Note 8, the Company formed DC Cinema Centers LLC for the purpose of acquiring certain theatres in Pennsylvania. As of June 30, 2011, DC Cinema Centers LLC had no assets or operations.

        On December 31, 2010, the Company purchased the assets of Rialto Theatre of Westfield, Inc. and Cranford Theatre, Inc. (collectively, the “Predecessor”).  Digiplex had minimal operations prior to the acquisition of the Predecessor.  The Successor's financial statements includes the operating results of Digiplex from the inception date (July 29, 2010) and the operating results of the Predecessor from December 31, 2010 (acquisition date by the Company).  The Predecessor’s combined financial statements are presented and contain the operating results of the Predecessor for the two-year period ended December 31, 2010.  The Successor and the Predecessor are collectively referred to as the “Companies.”

        As a result of the application of acquisition accounting and valuation of assets and liabilities at fair value as of the date of acquisition, the consolidated financial statements of the Successor are not comparable with the Predecessor.

        On February 17, 2011, the Successor acquired the assets of Bloomfield 8.  The operating results of Bloomfield 8 from February 17, 2011 are included in the Successor’s results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Combination

        The consolidated financial statements of the Successor include the accounts of Digiplex and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        The combined financial statements of the Predecessor include the accounts of Rialto and Cranford.

Use of Estimates

        The preparation of consolidated and combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, those related to film rent expense settlements, depreciation and amortization, impairments, income taxes and assumptions used in connection with acquisition accounting. Actual results could differ from those estimates.

Stock Split

        In November 2011, the Successor’s Board of Directors approved a one-for-two reverse stock split of the Class A and Class B common stock. All share amounts and per share amounts for the Successor periods presented have been adjusted retroactively to reflect the one-for-two stock split. See Note 15.

Revenue Recognition

        Revenues are generated principally through admissions and concessions sales on feature film displays, with proceeds received in cash or credit card at the Companies point of sale terminal at the Theatres.  Revenue is recognized at the point of sale. Credit card sales are normally settled in cash within approximately three business days from the point of sale, and any credit card chargebacks have been insignificant.  Other operating revenues consist of theatre rentals for parties, camps, civic groups and other activities. In addition to traditional feature films, the Companies also display concerts, sporting events, children’s programming and other non-traditional content on their screens (such content referred to herein as “alternative content”).  Revenue for alternative content also consists of admissions and concession sales. The Companies also sell theatre admissions in advance of the applicable event, and sells gift cards for patrons’ future use.  The Companies defer the revenue from such sales until considered redeemed, and such sales were insignificant for the period from inception (July 29, 2010) to June 30, 2011 and for the years ended December 31, 2010 and 2009.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

Cash Equivalents

       The Companies consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At June 30, 2011 and December 31, 2010, the Companies held substantially all of their cash in checking or money market accounts with major financial institutions, and had cash on hand at the Theatres in the normal course of business.

Accounts receivable

       Accounts receivable are recorded at the invoiced amount and do not bear interest.  The Successor reports accounts receivable net of any allowance for doubtful accounts to represent the Successor's estimate of the amount that ultimately will be realized in cash.  The Successor reviews collectability of accounts receivable based on the aging of the accounts and historical collection trends.   When the Successor ultimately concludes a receivable is uncollectible, the balance is written off. The predecessor did not have accounts receivable.

Inventories

        Inventories consist of food and beverage concession products and related supplies. The Companies state inventories on the basis of the first-in, first-out method, stated at the lower of cost or market.

Property and Equipment

        Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

The Companies record depreciation and amortization using the straight-line method, over the following estimated useful lives:

Furniture and fixtures	5-7 years
Leasehold improvements	Lesser of lease term or asset life
Digital systems and related equipment	10 years
Computer equipment and software	3 years
Equipment	7 years

         Impairment of Long-Lived Assets

        Long-lived assets, including definite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. The Companies generally evaluate assets for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. If the sum of the expected future cash flows, undiscounted and without interest charges, is less than the carrying amount of the assets, the Companies recognize an impairment charge in the amount by which the carrying value of the assets exceeds their fair value.

        The Companies consider actual theatre level cash flows, future years budgeted theatre level cash flows, theatre property and equipment carrying values, amortizing intangible asset carrying values, the age of a recently built theatre, competitive theatres in the marketplace, the impact of recent ticket price changes, available lease renewal options and other factors considered relevant in its assessment of impairment of individual theatre assets. The fair value of assets is determined using the present value of the estimated future cash flows or the expected selling price less selling costs for assets of which the Companies expect to dispose. Significant judgment is involved in estimating cash flows and fair value.

Based on the Companies’ analysis, there was no impairment charges recorded for any of the periods presented.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

Leases

        All of the Successor’s operations are conducted in premises occupied under non-cancelable lease agreements with initial base terms approximating 10 years. The Successor, at its option, can renew the leases at defined rates for various periods. All  leases for the Successor's Theatres provide for contingent rentals based on the revenue results of the underlying theatre and require the payment of taxes, insurance, and other costs applicable to the property. All leases contain escalating minimum rental provisions. There are no conditions imposed upon the Successor by its lease agreements or by parties other than the lessor that legally obligate the Successor to incur costs to retire assets as a result of a decision to vacate its leased properties. None of the leases require the Successor to return the leased property to the lessor in its original condition (allowing for normal wear and tear) or to remove leasehold improvements. The Companies account for leased properties under the provisions of ASC Topic 840, Leases and other authoritative accounting literature.  The Successor does not believe that exercise of the renewal options in its leases are reasonably assured at the inception date of the lease agreements because the leases: (i) provide for either (a) renewal rents based on market rates or (b) renewal rents that equal or exceed the initial rents, and (ii) do not impose economic penalties upon our determination of whether or not to exercise the renewal option.  As a result, there are not sufficient economic incentives at the inception of our leases, or to consider that lease renewal options are reasonably assured of being exercised and therefore, the Successor generally considers the initial base lease term under ASC Subtopic 840-10.

                Goodwill

        The carrying amount of goodwill at June 30, 2011 was $896. The Successor evaluates goodwill for impairment annually or more frequently as specific events or circumstances dictate. Under ASC Subtopic 350-20, Intangibles—Goodwill and Other—Goodwill, the Successor has identified its reporting units to be the designated market areas in which the Successor conducts its theatre operations. The Successor determines fair value by using an enterprise valuation methodology determined by applying multiples to cash flow estimates less any net indebtedness, which the Successor believes is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples and discount rates to be used in determining fair value and such management estimates fall under Level 3 within the fair value measurement hierarchy. The Successor's goodwill impairment assessments as of June 30, 2011 indicated that the fair value of each of its reporting units exceeded their carrying value and therefore, goodwill was not deemed to be impaired. The Predecessor did not have any goodwill.

Intangible Assets

        As of June 30, 2011, finite-lived intangible assets totaled $641, before accumulated amortization of $68. Intangible assets to date are the result of acquisitions, are recorded initially at fair value, and are amortized on a straight-line basis over the estimated remaining useful lives of the assets. See Note 3 for acquisitions.  The Successor did not record an impairment of any intangible assets as of June 30, 2011. The Predecessor did not have any intangible assets.

Concentration of Credit Risk

       Financial instruments that could potentially subject the Companies to concentration of credit risk, if held, would be included in accounts receivable.  Collateral is not required on trade accounts receivables.  It is anticipated that in the event of default, normal collection procedures would be followed.

Fair Value of Financial Instruments

       The carrying amounts of cash, cash equivalents, accounts receivable and accounts payable, approximate their fair values, due to their short term nature.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

Income Taxes

       Deferred tax assets and liabilities are recognized by the Successor for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Successor records a valuation allowance if it is deemed more likely than not that its deferred income tax assets will not be realized. The Successor expects that certain deferred income tax assets are not more likely than not to be recovered and therefore has established a valuation allowance. The Successor reassesses its need for the valuation allowance for its deferred income taxes on an ongoing basis.

       Additionally, income tax rules and regulations are subject to interpretation, require judgment by the Companies and may be challenged by the taxation authorities.  In accordance with ASC Subtopic 740-10, the Companies recognizes a tax benefit only for tax positions that are determined to be more likely than not sustainable based on the technical merits of the tax position. With respect to such tax positions for which recognition of a benefit is appropriate, the benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions are evaluated on an ongoing basis as part of the Companies process for determining the provision for income taxes. Any interest and penalties determined to result from uncertain tax positions will be classified as interest expense and other expense.

        No provision has been made in the combined financial statements for income taxes for the Predecessor because the Predecessor reports its income and expenses as a Sub chapter S Corporation, whereby all income and losses are taxed at the shareholder level.

Deferred Rent Expense

        The Successor recognizes rent expense on a straight-line basis, after considering the effect of rent escalation provisions resulting in a level monthly rent expense for each lease over its term. The Predecessor did not have rent escalation provisions and therefore had no deferred rent expense.

Film Rent Expense

        The Companies estimate film rent expense and related film rent payable based on management's best estimate of the ultimate settlement of the film costs with the film distributors. Generally, less than one-quarter of film rent expense is estimated at period-end, with the majority being agreed to under firm terms. The length of time until these costs are known with certainty depends on the ultimate duration of the film's theatrical run, but is typically "settled" within one to two months of a particular film's opening release. Upon settlement with the film distributors, film rent expense and the related film rent payable is adjusted to the final film settlement.  The film rent expense on the statement of operations of the Successor for the period from inception (July 29, 2010) to June 30, 2011 was reduced by $35 of virtual print fees (“VPFs”) under a master license agreement exhibitor-buyer arrangement with a third party vendor.  VPF represent a reduction in film rent paid to film distributors.  Pursuant to this master license agreement, the Successor will purchase and own digital cinema projection equipment and the third party vendor, through their agreements with film distributors, will collect and remit VPFs to the Successor , net of a 10% administrative fee. The administrative fee is included in the statement of operations.   The Successor also paid a one –time activation fee of $2,000 per digital projection equipment upon installation.  This amount is capitalized as part of property and equipment and is being amortized over the expected useful life 10 years for the digital projection equipment   VPFs are generated based on initial display of titles on the digital projection equipment.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

Advertising and Start-Up Costs

        The Companies expense advertising costs as incurred. Start-up costs associated with establishing Digiplex and each subsidiary were also expensed as incurred.   The amount of advertising expense and start-up costs incurred by the Successor from the inception date (July 29, 2010) to June 30, 2011 was $8 and $39, respectively.  For the Predecessor, advertising costs incurred for the years ended December 31, 2010 and 2009 were $1 and $10, respectively.

Stock-Based Compensation

      The Successor recognizes stock-based compensation expense to employees based on the fair value of the award at the grant date with expense recognized over the service period, which is usually the vesting period for employees, using the straight-line recognition method of awards subject to graded vesting. The Successor determined fair value  based on analysis of discounted cash flows and market comparisons. The Successor recognizes an estimate for forfeitures of unvested awards. These estimates are adjusted as actual forfeitures differ from the estimate.

      The Successor has also issued common stock to non-employees in exchange for services.  The Successor measures at fair value at the earlier of the date the performance commitment is reached or when performance is complete.  The expense recognized is  based on the fair value of the stock issues for services, determined by analysis of discounted cash flows.

The Predecessor had no stock-based compensation.

Segments

        As of June 30, 2011 and December 31, 2010, the Companies managed its business under one reportable segment: theatre exhibition operations.  All of the Companies' operations are located in the United States.

Acquisitions

        The Successor accounts for acquisitions under the acquisition method of accounting. The acquisition method requires that the acquired assets and liabilities, including contingencies, be recorded at fair value determined on the acquisition date. The Successor determined the fair value of the assets acquired and liabilities assumed using a number of estimates and assumptions that could differ materially from the actual amounts recorded. The results of the acquired businesses are included in the Successor's results from operations from the respective dates of acquisition (see Note 3). The Predecessor did not acquire any businesses in 2010.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), which requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. This consensus eliminates the use of the residual method of allocation and requires allocation using the relative selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Successor adopted ASU 2009-13 and its adoption did not have a material impact on the Successor’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurements codified within ASC 820, “Fair Value Measurements and Disclosures.” ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Companies have adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3) and is effective for fiscal years beginning after December 15, 2010. The Successor will adopt this guidance effective July 1, 2011 and does not expect it to have a material effect on the consolidated financial statements.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

In May 2011, the FASB issued ASU 2011-4, “Amendments to Achieve Common Fair value Measurements and Disclosure Requirements in US GAAP and IFRS”, to substantially converge the fair value measurement and disclosure guidance in US GAAP and IFRS.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Successor will adopt this standard July 1, 2012 and does not expect the adoption of this standard to have a material impact on the consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-5, “Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders' equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. The Successor will adopt this standard as of July 1, 2012 and does not expect it to have a material impact on the consolidated financial statements and disclosures.

In September 2011, the FASB issued ASU 2011-8, “Intangibles – Goodwill and Other”. This guidance allows an entity an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit.  If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any.   This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The Successor will adopt the provisions of this guidance effective July 1, 2012 and does not expect it to have a material impact on the consolidated financial statements and disclosures.

3. ACQUISITIONS

On December 31, 2010, the Successor acquired certain assets of the Rialto and the Cranford,  two theatres with 11 screens, located in Westfield and Cranford, New Jersey, respectively, from a third party seller, for a purchase price of  $1,824, which consisted of a cash payment of $1,200, issuance of 250,000 shares of Series A preferred stock at a fair value of $500 and an earn-out liability based upon targeted revenue over a 24 month time period, which the Successor recorded at a fair value of $124. The expected range of the earn-out liability was $0 to $387. Accordingly, the total purchase price was allocated to the identifiable assets acquired for each of the respective theatre locations based on their estimated fair values at the date of acquisition. The goodwill of $896 represents the premium the Successor paid over the fair value of the net tangible and intangible assets acquired.  Goodwill is mainly attributable to the assembled work force and synergies expected to arise after acquisition of the business. The allocation of the purchase price is based on management's judgment after evaluating several factors, using assumptions for the income and royalty rate approaches and the discounted earnings approach,  and projections determined by Successor management. The Successor incurred approximately $67 in acquisition costs which is expensed and included in general and administrative expenses in the consolidated statement of operations.

On February 17, 2011, the Successor acquired certain assets of the Bloomfield 8, a theatre with eight screens located in Bloomfield, Connecticut, for a purchase price of approximately $113, paid in cash.  The Successor incurred approximately $18 in acquisition costs, which is expensed and included in general and administrative expenses in the consolidated statement of operations.

The Successor determined the fair value of the assets acquired of the Bloomfield 8 to be approximately $211.  The fair value of the net assets exceeds the fair value of the consideration transferred.  At the time of acquisition, the previous owners had not converted to digital systems and were not able to make the necessary capital and infrastructure investments into the theatre. They were also  in the process of renegotiating their lease arrangement with the landlord. The Successor reviewed the procedures it used to identify and measure the assets acquired and to measure the fair value of the consideration transferred.  The Successor determined the procedures and resulting measures were appropriate based on the best information available at the date of acquisition and therefore, recorded approximately $98 of bargain purchase gain in the statement of operations.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

In 2011, the Successor formed DC Cinema Centers, LLC for the purpose of acquiring five theatres located in Pennsylvania and on May 3, 2011 entered into an Asset Purchase Agreement with Cinema Supply, Inc.  The purchase price for the five theatres  (“Cinema Centers”) is $14,000 in cash, in exchange for substantially all operating assets and the assumption of operating leases. The Successor would assume no notes payable, capital lease obligations or any other liabilities of Cinema Centers. The agreement is contingent upon the Successor obtaining the necessary financing to close the acquisition.  If the closing does not occur by December 31, 2011, the Successor can extend the termination date until March 31, 2012, in exchange for a non-refundable payment to the seller of $100.

The purchase price for the Rialto and the Cranford, collectively, and the Bloomfield 8 was allocated as follows:

(In thousands)	Rialto/Cranford theatres	Bloomfield 8 theatre
Assets
Property and equipment	$404	$94
Non-compete	60	33
Trade names	464	84
Goodwill	896	-
Total purchase price	1,824	211

Liabilities and other
Earn out payable	124	-
Issuance of Series A preferred stock	500	-
Gain from bargain purchase	-	(98)
Total purchase price paid in cash	$1,200	$113

The results of operations of the acquired Theatres are included in the consolidated statement of operations from the dates of acquisition. The following unaudited pro forma results of operations of the Successor from the inception date (July 29, 2010) to June 30, 2011, assumes the acquisition of the Bloomfield 8 theatre had been consummated on the inception date (July 29, 2010).  These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.

	Pro Forma (unaudited)

Revenues (1)		$2,040
Net loss (2)	$	(911)

(1)	Includes revenues of $356 from Bloomfield 8, from the respective date of acquisition.

(2)	Includes net income of $109 from Bloomfield 8, from the respective date of acquisition

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

4.	CONSOLIDATED BALANCE SHEET COMPONENTS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	Successor Company June 30, 2011	Predecessor Company December 31, 2010
Cash in banks	$888	$19
Cash on hand at theatres	15	-
Money market funds	165	141
Total cash and cash equivalents	$1,068	$160

PROPERTY AND EQUIPMENT

Property and equipment, net was comprised of the following:

	Successor Company June 30, 2011	Predecessor Company December 31, 2010
Furniture and fixtures	$751	$417
Leasehold improvements	249	1,236
Computer equipment and software (including digital projection equipment) and equipment	1,348	791

	2,348	2,444

Less - accumulated depreciation and amortization	(97)	(1,407)
Total property and equipment, net	$2,251	$1,037

INTANGIBLE ASSETS

Intangible assets, net consisted of the following for the Successor as of June 30, 2011:

	Gross Carrying Amount	Accumulated Amortization	Net Amount	Useful Life (years)
Trade names	$548	$53	$495	5
Covenants not to compete	93	15	78	3
	$641	$68	$573

From inception date (July 29, 2010) to June 30, 2011, the Successor did not record any impairment of intangible assets.

The weighted average remaining useful life of the Successor’s trade names and covenants not to compete is 4.52 years and 2.55 years, respectively.

Amortization expense on intangible assets for the next five fiscal years is estimated as follows:

For the fiscal years ending June 30,
2012	$141
2013	141
2014	126
2015	109
2016	56
$573

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	Successor Company June 30, 2011	Predecessor Company December 31, 2010
Professional fees	$209	$-
Film rent expense	139	55
Theatre equipment & improvements (other than digital projection equipment)	104	-
Other accounts payable and accrued expenses	134	172
Total	$586	$227

6. LEASES

        The Successor accounts for all of its leases as operating leases. Minimum rentals payable under all non-cancelable operating leases with terms in excess of one year as of June 30, 2011, are summarized for the following fiscal years (in thousands):

2012	$516
2013	526
2014	539
2015	539
2016	560
Thereafter	2,726
Total	$5,406

        Rent expense under non-cancelable operating leases was $223 from the inception date (July 29, 2010) to June 30, 2011. All of the Successor’s Theatre leases require the payment of additional rent if certain future revenue targets are exceeded. However, the Successor has not exceeded those targets and no additional payments are anticipated in the foreseeable future. Therefore, no additional rent expense has been recorded.

        The owner of the Predecessor entity also owns the real property the Theatres operate in. The Theatres paid rent expense on month to month leases to entities controlled by the owner, totaling approximately $238 and $111 for the years ended December 31, 2010 and 2009, respectively.

7. INCOME TAXES

The components of the provision for income taxes for the Successor are as follows:

From inception date (July 29, 2010) to June 30, 2011
Federal:
Current tax expense	$-
Deferred tax expense	10
Total Federal	10
State:
Current tax expense	2
Deferred tax expense	2
Total State	4
Total income tax provision	$14

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

        The differences between the United States statutory federal tax rate and the Successor's effective tax rate from the inception date (July 29, 2010) to June 30, 2011 are as follows:

2011
Provision at the U.S. statutory federal tax rate	(34.0)%
State and local income taxes, net of federal benefit	(5.8)%
Change in valuation allowance	41.5%
Other	0.1%
Total income tax provision	1.8%

Significant components of the Successor's net deferred tax liability consisted of the following (in thousands):

June 30, 2011
Deferred tax assets:
Net operating loss carry forward	$250
Excess of tax basis over book basis of intangible assets	93
Deferred rent	8
Other	2

Total deferred tax assets	353
Valuation allowance	(322)

Total deferred tax assets, net of valuation allowance	31
Deferred tax liabilities:
Excess of book basis over tax basis of property and equipment	(31)
Excess of book basis over tax basis of goodwill	(12)
Total deferred tax liabilities	(43)
Net deferred tax liability	$(12)

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

        At June 30, 2011, the Successor had net operating loss carry forwards for federal and state income tax purposes of approximately $627 with expiration commencing in 2031.  Under the provisions of the Internal Revenue Code, certain substantial changes in the Successor's ownership may result in a limitation on the amount of net operating losses that may be utilized in future years.

        In assessing the realizable value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. The Successor has recorded a valuation allowance against deferred tax assets at June 30, 2011, totaling approximately $322, as management believes it is more likely than not that certain deferred tax assets will not be realized in future tax periods. Future reductions in the valuation allowance associated with a change in management's determination of the Successor's ability to realize these deferred tax assets will result in a decrease in the provision for income taxes. Management will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based on actual and forecasted operating results.

        The Successor utilizes accounting principles under ASC Subtopic 740-10 to assess the accounting and disclosure for uncertainty in income taxes.  As of and for the period ended June 30, 2011, the Successor did not record any unrecognized tax benefits.  The Successor files income tax returns in the U.S. federal jurisdiction, New Jersey and Connecticut.  For federal and state income tax purposes, the Successor’s year ended June 30, 2011 remains open for examination by the tax authorities.  The Predecessor has filed income tax returns in the United States and New Jersey.  All tax years prior to 2008 are closed by expiration of the statute of limitations. The years ended December 31, 2008 through and including 2010 of the Predecessor are open for examination. If the Predecessor did incur any uncertain tax positions for the years the Predecessor was a Subchapter S Corporation, the liability would be the responsibility of the shareholder of the Predecessor.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

8. COMMITMENTS AND CONTINGENCIES

The Companies believe that they are in substantial compliance with all relevant laws and regulations that apply to the Companies, and the Companies are not aware of any current, pending or threatened litigation that could materially impact the Companies.

        The Successor has entered into employment contracts, to which we refer as the "employment contracts”, with three of its current executive officers. Under the employment contracts, each executive officer  is entitled to severance payments in connection with the termination by the Successor of the executive officer’s employment with the by the Successor “without cause”, by the executive officer for “good reason”, or as a result of a “change in control” of the Successor (as such terms are defined in the  employment contracts). Pursuant to the employment contracts, the maximum amount of payments and benefits in the aggregate, if such executives were terminated (in the event of a change of control) would be approximately $2,200.

Mr. Mayo, the Successor’s Chief Executive Officer, is entitled to additional compensation based on the amount of revenues the Successor generates, as specified in his employment contract. The Successor did not reach the required revenue levels as of June 30, 2011; thus, no additional compensation was recorded or paid under his employment contract.

In 2011, the Successor converted 16 of its theatre screens to digital projection.  In total, all of the Successor’s 19 screens have digital projection, as three screens were already converted to digital at one location, paid for with the purchase of the theatre.  The Successor received equipment for the remaining 16 screens from a vendor pursuant to an equipment loaner agreement that terminated on October 31, 2011.  In March 2011, the Successor paid $36 for certain of the equipment, and in September 2011 the Successor issued purchase orders for the remainder, totaling $1.1 million, which negates the terms of the loaner agreement..  The Successor plans to fund the purchase of the equipment from the proceeds of an equity offering, or from alternative sources as circumstances warrant. The equipment is included in property and equipment, net and the payable is in the current liabilities section of the consolidated balance sheet.

As described in Note 3, the Successor and Cinema Supply, Inc. have executed an asset purchase agreement for the Successor to acquire five theatres from Cinema Supply,  contingent upon the Successor obtaining financing sufficient to fund the purchase price.

All of the Successor’s current operations are located in New Jersey and Connecticut, with the customer base being public attendance.  The Successor’s main suppliers are the major movie studios, primarily located in the greater Los Angeles area.  Any events impacting the region the Successor operates in, or impacting the movie studios, who supply movies to the Successor, could significantly impact the Successor’s financial condition and results of operations.

9. STOCKHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION

Capital Stock

        As of December 31, 2010, the Predecessor authorized capital stock consisting of 2,000 shares of common stock, no par value, and as of December 31, 2010, 200 shares were issued and outstanding. All of the shares were held by one individual.

        As of June 30, 2011, the Successor's authorized capital stock consisted of:

• 20 million shares of Class A common stock, par value $0.01 per share;
• 5 million shares of Class B common stock, par value $0.01 per share;
• 10 million shares of Series A preferred stock, par value $0.01 per share;
•  300 shares of common stock, par value $0.01 per share

        Of the authorized shares of Class A common stock, 569,166 shares were issued and outstanding as of June 30, 2011.  Of the authorized shares of Class B common stock, 900,000 shares were issued and outstanding as of June 30, 2011 all of which are held by Mr. Mayo. Of the authorized shares of Series A preferred stock, 1,772,500 shares were issued and outstanding as of June 30, 2011. The material terms and provisions of the Successor's capital stock are described below.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

Common Stock

        The Class A common stock and the Class B common stock of the Successor are identical in all respects, except for voting rights and except that each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. Each holder of Class A common stock will be entitled to one vote for each outstanding share of Class A common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Each holder of Class B common stock will be entitled to ten votes for each outstanding share of Class B common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Except as required by law, the Class A common stock and the Class B common stock will vote together on all matters. Subject to the dividend rights of holders of any outstanding preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose, and, subject to the liquidation preferences of any outstanding preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all the Successor's remaining assets available for distribution to the stockholders in the event of the Successor's liquidation, dissolution or winding up. No dividend can be declared on the Class A or Class B common stock unless at the same time an equal dividend is paid on each share of Class B or Class A common stock, as the case may be. Dividends paid in shares of common stock must be paid, with respect to a particular class of common stock, in shares of that class. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of the Successor's capital stock. The outstanding shares of common stock are, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Successor may designate and issue in the future.

The 300 authorized shares of common stock were issued and then exchanged for Class A common stock and Class B common stock during the period from the inception date (July 29, 2010) to June 30, 2011 and cannot be reissued. At June 30, 2011, no shares are issued and outstanding.

Series A Preferred Stock

         The Successor's certificate of incorporation allows the Successor to issue, without stockholder approval, Series A preferred stock having rights senior to those of the common stock. The Successor's board of directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of Series A preferred stock and to fix the rights, preferences, privileges and restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could also have the effect of decreasing the market price of the Class A common stock. The Series A preferred stock earns dividends at a rate of 8% per annum, and through December 31, 2012 such dividends are payable in cash or additional shares of preferred stock, at the Successor’s option.  For calendar years 2013, 2014 and 2015, such dividends are payable in cash, and afterwards, are payable in cash at a rate of 10% per annum.  For the year ended June 30, 2011 the Successor has accrued preferred dividends totaling $112 as required by the preferred stock Certificate of Designations.  If the Successor chooses to pay in shares, it would issue 55,918 shares in satisfaction of dividends for the year ended June 30, 2011.  The Series A preferred stock was originally convertible into Class A Common Stock at any time, at the option of the holder, on a one-for-one basis.   However, following the one-for-two reverse stock split (see Note 15), the Series A preferred stock is now convertible into one share for every two shares of Series A preferred stock.  The Series A preferred stock is required to be converted into Class A Common Stock, upon the occurrence of certain events, such as an underwritten public offering of the Successor’s common stock at a price greater than 150% of the original issue price of the Series A preferred stock, as adjusted.  The original issue price was $2.00 per share, and is now adjusted to $4.00 per share following the one-for-two reverse split, making the price at which the Series A preferred stock is mandatorily convertible, at $6.00 per common share.  The Successor incurred approximately $254 in legal and other costs, directly attributable to the issuance of the Series A preferred stock.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

Dividends

        No dividends were declared on the Companies’ common stock during the periods presented and the Successor does not plan on paying dividends for the foreseeable future.  As described above, the Successor has accrued dividends on the Series A preferred stock.

Stock-Based Compensation

       During the year ended June 30, 2011, the Successor issued shares of Class A Common Stock to employees, directors and non-employees, as follows:

       On December 31, 2010, the Successor issued 87,500 shares of Class A Common Stock to non-employees for performance of services rendered during the fiscal year.  On June 30, 2011, the Successor issued awards totaling 15,000 shares to non-employees and 50,000 shares to employees. Of the awards granted to employees, 16,666 were vested at issuance and 33,337 shares will vest over the following two years, ratably each year. The shares issued to employees (including board members) and non-employees resulted in $111 and $75 of stock-based compensation expense respectively.  This expense was recognized based on completion of the required performance by the non-employees from the inception date (July 29, 2010) to June 30, 2011.  The total stock based compensation expense of $186 is included in general and administrative expenses in the statement of operations.  Total expense of $65 will be recognized ratably over the next two years, related to the 33,333 shares of unvested stock.

The following summarizes the activity of the unvested share awards from the inception date (July 29, 2010) to June 30, 2011:

Unvested balance, at inception date (July 29, 2010):	-
Issuance of awards	152,500
Vesting of awards	(119,167)
Unvested balance, at June 30, 2011	33,333

The weighted average remaining vesting period as of June 30, 2011 is 2.0 years.

 10. RELATED PARTY TRANSACTIONS

Upon the acquisition of the Rialto and the Cranford theatres from the seller, the Successor entered into operating leases with the seller. The seller also owns 250,000 shares of Series A preferred stock of the Successor which he obtained as partial consideration for the sale.  At June 30, 2011, accrued dividends of $20 was payable to the seller. The total rent expense under these operating leases from the inception date (July 29, 2010) to June 30, 2011 was $165.

11. EMPLOYEE BENEFIT PLANS

        The Successor sponsors an employee benefit plan, the Digiplex 401(k) Profit Sharing Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of all full-time employees. The Plan provides that participants may contribute up to 100% of their compensation, subject to Internal Revenue Service limitations. The Plan allows employer discretionary matching contributions, however the Successor does not presently offer such matching contributions. The Successor also provides medical and dental benefit plans for its full time corporate employees with employer and employee cost sharing of premiums.

12. LINE OF CREDIT

The Predecessor has a $100 credit line with a third party financial institution, at an interest rate of 3.25%. The outstanding balance as of December 31, 2010 was $29. Interest expense on the line of credit for the years ending December 31, 2010 and 2009 was approximately $5 and $3, respectively. The line of credit was repaid at the closing of the acquisition of the Predecessor by the Successor.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

13. NET LOSS PER SHARE

         Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and, if dilutive, common stock equivalents outstanding during the period.

        The rights, including the liquidation and dividend rights, of the holders of the Successor’s Class A and Class B common stock are identical, except with respect to voting. Each share of Class B common stock is convertible into one share of Class A common stock at any time, at the option of the holder of the Class B common stock.

        The following table sets forth the computation of basic net loss per share of Class A and Class B common stock of the Successor (in millions, except share and per share data):

Basic net loss per share:
Numerator:
Net loss	$(790)
Preferred dividends	(112)
Net loss attributable to common shareholders	$(902)
Denominator
Weighted average common shares outstanding (1)	1,073,207

Basic and diluted net loss per share	$(0.84)

(1)
The Successor has incurred net losses and, therefore, the impact of dilutive potential common stock equivalents totaling 919,585 shares are anti-dilutive and are not included in the weighted shares. The weighted average number of shares includes the effect of the one-for-two reverse stock split (see Note 14).

14. SUPPLEMENTAL CASH FLOW DISCLOSURE

	Successor
	From inception date (July 29, 2010) to June 30, 2011	Predecessor
		December 31,
		2010	2009
Issuance of Series A preferred stock to seller of Rialto/Cranford theatres as part of acquisition	$500	$-	$-

Accrued dividends in Series A preferred stock	$112	$-	$-

Interest paid	$-	$5	$4

Taxes paid	$-	$58	$51

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

15. SUBSEQUENT EVENTS

In August and September 2011, the Successor issued a total of 200,000 shares of Series A Preferred Stock to third party investors, for cash proceeds of $400,000.

As described in Note 8, in September 2011 the Successor issued purchase orders totaling $1.1 million to a vendor who installed digital projection equipment in the Theatres pursuant to an equipment loan agreement.  The Successor intends to fund the purchase price either from the proceeds of an equity offering, or from a future debt facility.

In November 2011, the Successor’s Board of Directors approved a one-for-two reverse stock split of the Class A and Class B common stock. All share numbers and per share amounts for all periods presented have been adjusted retroactively to reflect the one-for-two stock split.

On December 19, 2011, the Successor filed a Form S-1 with the United States Securities and Exchange Commission, related to an underwritten public offering of the Successor’s Class A Common Stock.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	Successor Company
	December 31,	June 30,
	2011	2011
ASSETS	(unaudited)
CURRENT ASSETS
Cash and cash equivalents	$650	$1,068
Accounts receivable	149	35
Inventories	19	19
Prepaid expenses and other	293	65

Total current assets	1,111	1,187

Properties and equipment, net	2,328	2,251
Goodwill	896	896
Intangible assets, net	503	573
Security deposit	3	3

TOTAL ASSETS	$4,841	$4,910

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	618	586
Payable to vendor for digital systems	1,066	1,066
Earn out from theatre acquisition	124	124
Deferred revenue	22	-
Dividends payable	265	112

Total current liabilities	2,095	1,888

NONCURRENT LIABILITIES
Deferred rent expense	40	20
Deferred tax liability	32	12
TOTAL LIABILITIES	2,167	1,920

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Series A Preferred Stock, $.01 par value: 10,000,000 shares authorized and 1,972,500 and 1,772,500 shares issued and outstanding as of December 31, 2011 and June 30, 2011, respectively	20	18
Class A Common stock, $.01 par value: 20,000,000 shares authorized and 569,166 shares issued and outstanding	6	6
Class B Common stock, $.01 par value, 5,000,000 shares authorized and 900,000 shares issued and outstanding	9	9
Additional paid-in-capital	4,001	3,747
Accumulated deficit	(1,362)	(790)

Total stockholders' equity	2,674	2,990

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,841	$4,910

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share data)

	Successor Company		Predecessor Company
	Six Months Ended December 31, 2011	Inception Period (July 29, 2010) to December 31, 2010	Six Months Ended December 31, 2010

REVENUES
Admissions	$1,392	$22	$820
Concession	401	3	294
Other	106	-	-
Total revenues	1,899	25	1,114
COSTS AND EXPENSES
Cost of operations:
Film rent expense	598	9	430
Cost of concessions	68	-	62
Salaries and wages	288	2	132
Facility lease expense	248	-	119
Utilities and other	329	37	182
General and administrative expenses	673	155	222
Depreciation and amortization	262	-	70
Total costs and expenses	2,466	203	1,217
Operating loss	(567)	(178)	(103)
Interest Expense	-	-	2
Loss before income taxes	(567)	(178)	(105)
Income taxes	20	-	-
NET LOSS	(587)	(178)	(105)
Preferred stock dividends	(153)	-	-
Net loss attributable to common stockholders	$(740)	$(178)	$(105)

Net loss per Class A and Class B common share – basic and diluted	$(0.50)	$(0.27)	$-

Weighted average number of Class A and Class B common shares outstanding:
Basic and diluted	1,469,166	647,806	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Successor Company	Successor Company	Predecessor Company
	Six Months Ended December 31, 2011	Inception Date (July 29, 2010) to December 31, 2010	Six Months Ended December 31, 2010
Cash flows from operating activities
Net loss	$(587)	$(176)	$(105)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	262	-	70
Stock-based compensation	33	60	-
Deferred tax expense	20	-	-
Changes in operating assets and liabilities:
Inventories	-	(10)	-
Accounts receivable	(114)	(6)	-
Prepaid expenses and other current assets	(228)	(325)	-
Accounts payable and accrued expenses	47	198	(91)
Deferred revenue	22	-
Deferred rent expense	20	-	-
Net cash used in operating activities	(525)	(259)	(126)
Cash flows from investing activities
Purchases of property and equipment	(269)	(179)	(7)
Acquisition of Rialto/Cranford theatres	-	(1,200)	-
Net cash used in investing activities	(269)	(1,379)	(7)
Cash flows from financing activities
Proceeds from issuance of common stock	-	418	-
Proceeds from issuance of Series A preferred stock	400	1,475	-
Costs associated with issuance of stock	(24)	(19)	-
Net cash provided by financing activities	376	1,874	-
Net change in cash and cash equivalents	(418)	234	(133)
Cash and cash equivalents at beginning of period	1,068	-	293
Cash and cash equivalents at end of period	$650	$236	$160

The accompanying notes are an integral part of the consolidated financial statements

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. THE COMPANY AND BASIS OF PRESENTATION

        Digital Cinema Destinations Corp. (“Digiplex”) and together with its subsidiaries (the "Company” or the "Successor") was incorporated in the State of Delaware on July 29, 2010.  Digiplex is the parent company of its wholly owned subsidiaries, DC Westfield LLC, DC Cranford LLC, DC Bloomfield LLC (the “Theatres”), and DC Cinema Centers LLC with the intent to acquire business in the movie exhibition industry sector. Digiplex operates three theatres with 19 screens in Westfield (the “Rialto”) and Cranford (the “Cranford”), New Jersey and Bloomfield, Connecticut (the “Bloomfield 8”) As described in Note 8, the Company formed DC Cinema Centers LLC for the purpose of acquiring certain theatres in Pennsylvania. As of December 31, 2011, DC Cinema Centers LLC has no assets or operations.

         The Successor’s consolidated financial statements are presented from the inception date (July 29, 2010) to December 31, 2010, and for the six months ended December 31, 2011.  The combined financial statements of Rialto Theatre of Westfield, Inc. and Cranford Theatre, Inc. (collectively the "Predecessor") are presented for the six months ended December 31, 2010.

        The accompanying unaudited condensed consolidated financial statements of the Companies were prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company's historical consolidated financial statements and accompanying notes for the period from inception (July 29, 2010) to June 30, 2011 (Successor), and for the years ended December 31, 2010 and 2009 (Predecessor) included in this Form S-1 Registration Statement. In the opinion of management, all adjustments, consisting of a normal recurring nature, considered necessary for a fair presentation have been included in the unaudited condensed consolidated financial statements. The operating results for the six months ended December 31, 2011 (Successor) are not necessarily indicative of the results expected for the full year ending June 30, 2012.  The Successor and the Predecessor are collectively referred to as the Companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Combination

        The condensed consolidated financial statements of the Successor include the accounts of Digiplex and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        The combined financial statements of the Predecessor include the accounts of Rialto and Cranford.

Use of Estimates

        The preparation of condensed consolidated and combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated and combined  financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, those related to film rent expense settlements, depreciation and amortization, impairments, income taxes and assumptions used in connection with acquisition accounting. Actual results could differ from those estimates.

Stock Split

        In November 2011, the Successor’s Board of Directors approved a one-for-two reverse stock split of the Class A and Class B common stock. All share amounts and per share amounts for all the Successor periods presented have been adjusted retroactively to reflect the one-for-two stock split. See Note 11.

Revenue Recognition

        Revenues are generated principally through admissions and concessions sales on feature film displays, with proceeds received in cash or credit card at the Companies' point of sale terminal at the Theatres.  Revenue is recognized at the point of sale. Credit card sales are normally settled in cash within approximately three business days from the point of sale, and any credit card chargebacks have been insignificant.  Other operating revenues consist of theatre rentals for parties, camps, civic groups and other activities. In addition to traditional feature films, the Companies also display concerts, sporting events, children’s programming and other non-traditional content on its screens (such content referred to herein as “alternative content”).  Revenue for alternative content also consists of admissions and concession sales. The Companies also sell theatre admissions in advance of the applicable event, and sells gift cards for patrons’ future use.  The Companies defer the revenue from such sales until considered redeemed.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Cash Equivalents

        The Successor considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2011 and June 30, 2011, the Successor held substantially all of its cash in checking or money market accounts with major financial institutions and has cash on hand at the Theatres in the normal course of business.

Accounts receivable

       Accounts receivable are recorded at the invoiced amount and do not bear interest.  The Successor reports accounts receivable net of any allowance for doubtful accounts to represent the Successor's estimate of the amount that ultimately will be realized in cash.  The Successor will review collectability of accounts receivable based on the aging of the accounts and historical collection trends.   When the Successor ultimately concludes a receivable is uncollectible, the balance is written off.

Inventories

        Inventories consist of food and beverage concession products and related supplies. The Successor states inventories on the basis of first-in, first-out method, stated at the lower of cost or market

Property and Equipment

        The Successor states property and equipment at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

The Successor records depreciation and amortization using the straight-line method, over the following estimated useful lives:

Furniture and fixtures	5 years
Leasehold improvements	Lesser of lease term or asset life
Digital systems and related equipment	10 years
Computer equipment and software	3 years
Equipment	7 years

               Goodwill

        The carrying amount of goodwill at December 31, 2011 was $896. The Successor evaluates goodwill for impairment annually or more frequently as specific events or circumstances dictate. Under ASC Subtopic 350-20, Intangibles—Goodwill and Other—Goodwill, the Successor has identified its reporting units to be the designated market areas in which the Successor conducts its theatre operations. The Successor determines fair value by using an enterprise valuation methodology determined by applying multiples to cash flow estimates less any net indebtedness, which the Successor believes is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples and discount rates to be used in determining fair value and such management estimates fall under Level 3 within the fair value measurement hierarchy.

Concentration of Credit Risk

       Financial instruments that could potentially subject the Successor to concentration of credit risk, if held, would be included in accounts receivable.  Collateral is not required on trade accounts receivables.  It is anticipated that in the event of default, normal collection procedures would be followed.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Fair Value of Financial Instruments

The carrying amounts of cash, cash equivalents, accounts receivable and accounts payable, approximate their fair values, due to their short term nature.

Deferred Rent Expense

The Successor recognizes rent expense on a straight-line basis, after considering the effect of rent escalation provisions resulting in a level monthly rent expense for each lease over its term.

Film Rent Expense

         The Companies estimate film rent expense and related film rent payable based on management's best estimate of the ultimate settlement of the film costs with the film distributors. Generally, less than one-quarter of film rent expense is estimated at period-end, with the majority being agreed to under firm terms. The length of time until these costs are known with certainty depends on the ultimate duration of the film's theatrical run, but is typically "settled" within one to two months of a particular film's opening release. Upon settlement with the film distributors, film rent expense and the related film rent payable are adjusted to the final film settlement.  The film rent expense on the statements of operations of the Successor for the six months ended December 31, 2011, was reduced by $132, related to virtual print fees (“VPFs”) under a master license agreement exhibitor-buyer arrangement with a third party vendor.  VPFs represent a reduction in film rent paid to film distributors.  Pursuant to this master license agreement, the Successor will purchase and own digital cinema projection equipment and the third party vendor, through their agreements with film distributors, will collect and remit VPFs to the Successor , net of a 10% administrative fee. VPFs are generated based on initial display of titles on the digital projection equipment.

Stock-Based Compensation

      The Successor recognizes stock-based compensation expense to employees based on the fair value of the award at the grant date with expense recognized over the service period, which is usually the vesting period for employees, using the straight-line recognition method of awards subject to graded vesting. The Successor determined fair value  based on analysis of discounted cash flows and market comparisons. The Successor recognizes an estimate for forfeitures of unvested awards. These estimates are adjusted as actual forfeitures differ from the estimate.

      The Successor has also issued common stock to non-employees in exchange for services.  The Successor measures at fair value at the earlier of the date the performance commitment is reached or when performance is complete.  The expense recognized is the fair value of the stock issues for services, determine by analysis of discounted cash flows and market comparisons.

Segments

        As of December 31, 2011, the Successor managed its business under one reportable segment: theatre exhibition operations.  All of the Successor’s operations are located in the United States.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-4, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS”, to substantially converge the fair value measurement and disclosure guidance in US GAAP and IFRS.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Successor will adopt this standard July 1, 2012 and does not expect the adoption of this standard to have a material impact on the consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-5, “Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders' equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. The Successor will adopt this standard as of July 1, 2012 and does not expect it to have a material impact on the consolidated financial statements and disclosures.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

In September 2011, the FASB issued ASU 2011-8, “Intangibles – Goodwill and Other”. This guidance allows an entity an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines if it not it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit.  If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any.   This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The Successor will adopt the provisions of this guidance effective July 1, 2012 and does not expect it to have a material impact on the consolidated financial statements and disclosures.

3. PROPERTY AND EQUIPMENT

Property and equipment, net of the Successor was comprised of the following:

	December 31, 2011	June 30, 2011
Furniture and fixtures	$829	$751
Leasehold improvements	310	249
Computer equipment and software (including digital projection equipment)	1,476	1,348
	2,615	2,348
Less - accumulated depreciation and amortization	(287)	(97)
Total property and equipment, net	$2,328	$2,251

4. INTANGIBLE ASSETS

Intangible assets, net of the Successor consisted of the following as of December 31, 2011:

	Gross Carrying Amount	Accumulated Amortization	Net Amount	Useful Life (years)
Trade names	$548	$108	$440	5
Covenants not to compete	93	$30	63	3
	$641	$138	$503

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Intangible assets, net of the Successor consisted of the following as of June 30, 2011:

	Gross Carrying Amount	Accumulated Amortization	Net Amount	Useful Life (years)
Trade names	$548	$53	$495	5
Covenants not to compete	93	15	78	3
	$641	$68	$573

The weighted average remaining useful life of the Successor’s trade names and covenants not to compete is 4.02 years and 2.05 years, respectively as of December 31, 2011.

5. LEASES

        The Successor accounts for all of its leases as operating leases. Minimum rentals payable under all non-cancelable operating leases with terms in excess of one year are summarized for the following fiscal years (in thousands):

2012	$260
2013	526
2014	539
2015	539
2016	560
Thereafter	2,726
Total	$5,150

         Rent expense under non-cancelable operating leases was $248 for the six months ended December 31, 2011. There was no rent expense for the period from inception date (July 29,2010) to December 31, 2010.   Two of the Successor’s leases require the payment of additional rent if certain future revenue targets are exceeded. However, the Successor has not exceeded those targets and no additional payments are anticipated in the foreseeable future, and therefore no additional rent expense has been recorded.

         The owner of the Predecessor entity also owns the real property the theatres operate in.  The theatres paid rent expense on month to month leases controlled by the owner, totaling $119 for the six months ended December 31, 2010.

6. COMMITMENTS AND CONTINGENCIES

The Companies believe that they are in substantial compliance with all relevant laws and regulations that apply to the Companies, and the Companies are not aware of any current, pending or threatened litigation that could materially impact the Companies.

In 2011, the Successor converted 16 of its theatre screens to digital projection.  In total, all of the Successor’s 19 screens have digital projection, as three screens were already converted to digital at one location, paid for with the purchase of the theatre.  The Successor received equipment for the remaining 16 screens from a vendor pursuant to an equipment loaner agreement that terminated on October 31, 2011.  In March 2011, the Successor paid $36 for certain of the equipment, and in September 2011 the Successor issued purchase orders for the remainder, totaling $1.1 million, which negates the terms of the loaner agreement. The Successor plans to fund the purchase of the equipment from the proceeds of an equity offering, or from alternative sources as circumstances warrant.  The equipment is included in property and equipment, net and the payable is in the current liabilities section of the consolidated balance sheet. The equipment payable is due on the sooner of March 31, 2012 or the completion of financing sufficient to pay the balance.

 In 2011, the Successor formed DC Cinema Centers, LLC for the purpose of acquiring five theatres located in Pennsylvania and in April, 2011 entered into an Asset Purchase Agreement with Cinema Supply, Inc., contingent upon the Successor obtaining financing sufficient to fund the purchase.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

All of the Successor’s current operations are located in New Jersey and Connecticut, with the customer base being public attendance.  The Successor’s main suppliers are the major movie studios, primarily located in the greater Los Angeles area.  Any events impacting the region the Successor operates in, or impacting the movie studios, who supply movies to the Successor, could significantly impact the Successor’s financial condition and results of operations.

7. STOCKHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION

Capital Stock

        As of December 31, 2011, the Successor's authorized capital stock consisted of:

• 20 million shares of Class A common stock, par value $0.01 per share;
• 5 million shares of Class B common stock, par value $0.01 per share;
• 10 million shares of Series A preferred stock, par value $0.01 per share;
• 300 shares of common stock, par value $0.01 per share

        Of the authorized shares of Class A common stock, 569,166 shares were issued and  outstanding as of December 31, 2011. Of the authorized shares of Class B common stock, 900,000 shares were issued and outstanding as of December 31, 201 all of which are held by A. Dale Mayo, the Successor’s CEO. Of the authorized shares of Series A preferred stock, 1,972,500 shares were issued and outstanding as of December 31, 2011. The material terms and provisions of the Successor's capital stock are described below.

Common Stock

        The Class A common stock and the Class B common stock of the Successor are identical in all respects, except for voting rights and except that each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. Each holder of Class A common stock will be entitled to one vote for each outstanding share of Class A common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Each holder of Class B common stock will be entitled to ten votes for each outstanding share of Class B common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Except as required by law, the Class A common stock and the Class B common stock will vote together on all matters. Subject to the dividend rights of holders of any outstanding preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose, and, subject to the liquidation preferences of any outstanding preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all the Successor's remaining assets available for distribution to the stockholders in the event of the Successor's liquidation, dissolution or winding up. No dividend can be declared on the Class A or Class B common stock unless at the same time an equal dividend is paid on each share of Class B or Class A common stock, as the case may be. Dividends paid in shares of common stock must be paid, with respect to a particular class of common stock, in shares of that class.  Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of the Successor's capital stock. The outstanding shares of common stock are, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Successor may designate and issue in the future.

The 300 authorized shares of common stock were issued and then exchanged for Class A common stock and Class B common stock and cannot be reissued. At December 31, 2011, no shares are issued and outstanding.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Series A Preferred Stock

         The Successor's certificate of incorporation allows the Successor to issue, without stockholder approval, Series A preferred stock having rights senior to those of the common stock. The Successor's board of directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of Series A preferred stock and to fix the rights, preferences, privileges and restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could also have the effect of decreasing the market price of the Class A common stock. The Series A preferred stock earns dividends at a rate of 8% per annum, and through December 31, 2012 such dividends are payable in cash or additional shares of preferred stock, at the Successor’s option.  For calendar years 2013, 2014 and 2015, such dividends are payable in cash, and afterwards, are payable in cash at a rate of 10% per annum.  As of December 31, 2011 and June 30, 2011, the Successor accrued preferred dividends of $265 and $112, respectively, as required by the preferred stock Certificate of Designations.  If the Successor chooses to pay in shares, it would issue 132,382 shares in satisfaction of dividends through that date.  The Series A preferred stock was originally convertible into Class A Common Stock at any time, at the option of the holder, on a one-for-one basis.   However, following the one-for-two reverse stock split (see Note 14), the Series A preferred stock is now convertible into one share for every two shares of Series A preferred stock.  The Series A preferred stock is required to be converted into Class A Common Stock, upon the occurrence of certain events, such as an underwritten public offering of the Successor’s common stock at a price greater than 150% of the original issue price of the Series A preferred stock, as adjusted.  The original issue price was $2.00 per share, and is now adjusted to $4.00 per share following the one-for-two reverse split, making the price at which the Series A preferred stock is mandatorily convertible, at $6.00 per common share.

        For the six months ended December 31, 2011, the Successor incurred approximately $24 in legal and other costs, directly attributable to the issuance of the Series A preferred stock.

        During the six months ended December 31, 2011, the Successor issued 200,000 shares of Series A preferred stock in exchange for $400,000 from multiple investors.  The terms of the stock issued are the same as those described above.

Dividends

        No dividends were declared on the Successor’s common stock during the year and the Successor does not anticipate doing so.  As described above, the Successor has accrued dividends on the Series A Preferred Stock.

Stock-Based Compensation

        There were no share awards granted to employees and non-employees during the six months ended December 31, 2011.  The following summarizes the activity of the unvested share awards for the six months ended December 31, 2011:

Unvested balance, at June 30, 2011:	33,333
Vested awards	-
Unvested balance, at December 31, 2011	33,333

         During the six months ended December 31, 2011, the Successor recorded expense of $25 and $8 related to the unvested awards granted previously to employees and non-employees, respectively.  During the six months ended December 31, 2010, the Successor recorded expense of $17 and $43 related to the unvested awards granted previously to employees and non-employees, respectively. The weighted average remaining vesting period as of December 31, 2011 is 2.5 years.

8. INCOME TAXES

The Successor recorded income tax expense of approximately $20 for the six months ended December 31, 2011. The Successor's tax provision for all periods had an unusual relationship to pretax loss mainly because of the existence of a full deferred tax asset valuation allowance at the beginning of each period. This circumstance generally results in a zero net tax provision since the income tax expense or benefit that would otherwise be recognized is offset by the change to the valuation allowance. However, consistent with the prior year, tax expense recorded for the six months ended December 31, 2011 included the accrual of non-cash tax expense of approximately $18, of additional valuation allowance in connection with the tax amortization of our indefinite-lived intangible assets that was not available to offset existing deferred tax assets (termed a “naked credit”). The Successor expects the naked credit to result in approximately $6 of additional non-cash income tax expense over the remainder of the year.

The Successor calculates income tax expense based upon an annual effective tax rate forecast, including estimates and assumptions that could change during the year. For the six months ended December 31, 2011, the differences between the effective tax rate of 3.4% and the U.S. federal statutory rate of 35% principally resulted from state and local taxes, graduated federal tax rate reductions, non-deductible expenses and changes to the valuation allowance. There was no income tax provision or benefit for the 2010 periods for the Successor or the Predecessor.

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9. RELATED PARTY TRANSACTIONS

           The Successor’s landlord for the Rialto and the Cranford also owns 250,000 shares of the Successor’s Series A preferred stock, which he obtained as partial consideration for the sale of those theatres. At December 31, 2011, accrued dividends of $40 was payable to the seller. The total rent expense under these operating leases with this landlord was $127 for the six months ended December 31, 2011. There was no rent expense for the 2010 periods.

10. NET LOSS PER SHARE

         Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common shares and, if dilutive, common stock equivalents outstanding during the period.

        The rights, including the liquidation and dividend rights, of the holders of the Successor’s Class A and Class B common stock are identical, except with respect to voting. Each share of Class B common stock is convertible into one share of Class A common stock at any time, at the option of the holder of the Class B common stock.

        The following table sets forth the computation of basic net loss per share of Class A and Class B common stock of the Successor (in millions, except share and per share data):

	Six Months Ended December 31, 2011	Inception Period (July 29, 2010) to December 31, 2010
Basic net loss per share:
Numerator:
Net loss	$(587)	$(178)
Preferred dividends	(153)	-
Net loss attributable to common shareholders	(740)	(178)
Denominator
Weighted average common shares outstanding (1)	1,469,166	647,806

Basic and diluted net loss per share	$(0.50)	$(0.27)

______________________

(1)
The Successor has incurred net losses and, therefore, the impact of dilutive potential common stock equivalents totaling 1,019,585 shares for the six months ended December 31, 2011 are anti-dilutive and are not included in the weighted shares. The weighted average number of shares includes the effect of the one-for-two reverse stock split (see Note 11).

11. LINE OF CREDIT

The Predecessor has a $100 credit line with a third party financial institution, at an interest rate of 3.25%. Interest expense on the line of credit for the six months ended December 31, 2010 was approximately $2.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE

	Successor Company		Predecessor Company
	Six months ended December 31, 2011	From inception date (July 29, 2010) to December 31, 2010	Six months ended December 31, 2010

Accrued dividends on Series A preferred stock	$153	$-	$-
Issuance of Series A preferred stock to seller of Rialto/Cranford theatres as part of acquisition	$500	$-	$-

DIGITAL CINEMA DESTINATIONS CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13. SUBSEQUENT EVENTS

In November 2011, the Successor’s Board of Directors approved a one-for-two reverse stock split of the Class A and Class B common stock. All share amounts and per share amounts for all periods presented have been adjusted retroactively to reflect the one-for - two stock split.

On  December 19, 2011, the Successor filed a Form S-1 with the United States Securities and Exchange Commission, related to an underwritten public offering of the Successor’s Class A Common Stock.

In February 2012, a wholly-owned subsidiary of the Company executed an asset purchase agreement for the purchase of certain assets of Lisbon Theaters, Inc. doing business as the Lisbon Cinema. Lisbon Cinema consists of a single theater with 12 screens in Lisbon, Connecticut. The purchase price for Lisbon Cinema is $6.0 million in cash, and a contingent purchase price payable in future periods upon the achievement of certain profitability measures.  The acquisition is contingent upon the Company obtaining sufficient financing to fund the purchase price.  The Company will purchase the assets of Lisbon Cinema and assume an operating leave. All other liabilities and note obligations will not be assumed. The Lisbon Cinema theatre has been fully upgraded to digital projection platforms.

Report of Independent Registered Public Accounting Firm

The Stockholders of Cinema Supply, Inc.

We have audited the accompanying balance sheets of Cinema Supply, Inc. (the “Company) as of October 31, 2011 and 2010 and the related statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2011.  The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cinema Supply, Inc. as of October 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2011, in conformity with accounting principles generally accepted in the United States of America

/s/ EISNERAMPER LLP

Edison, New Jersey
December 19, 2011

CINEMA SUPPLY, INC.
BALANCE SHEETS
October 31, 2011 and 2010
(in thousands, except share and per share data)

	October 31,	October 31,
	2011	2010
ASSETS
CURRENT ASSETS
Cash	$67	$50
Accounts receivable	11	12
Inventory	61	60
Income tax refund receivable	-	194
Deferred tax assets	151	118
Prepaid expenses and other	53	86
Total current assets	343	520

Property and equipment, net	13,509	14,920
Deferred financing costs, net	27	35

TOTAL ASSETS	$13,879	$15,475

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$843	$819
Accrued expenses	1,008	522
Notes payable, current portion	1,782	2,521
Capital lease obligations, current portion	56	46

Total current liabilities	3,689	3,908

Accrued interest - officers	334	254
Notes payable, net of current portion	3,601	4,765
Note payable - officers	1,760	1,760
Deferred rent expense	957	967
Deferred taxes	1,005	1,130
Capital lease obligations, net of current portion	141	198
Total liabilities	11,487	12,982
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Common stock, $100 par value: 100 shares authorized , 40 shares issued and outstanding	4	4
Additional paid-in-capital	108	108
Retained earnings	2,280	2,381

Total stockholders' equity	2,392	2,493

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,879	$15,475

See accompanying notes to the financial statements.

CINEMA SUPPLY, INC.
STATEMENTS OF OPERATIONS
For the years ended October 31, 2011 and 2010
(In thousands)

	2011	2010
REVENUES
Admissions	$10,329	$10,569
Concessions	3,990	3,892
Other	351	416
Total revenues	14,670	14,877
COSTS AND EXPENSES
Cost of operations:
Film rent expense	5,750	5,920
Cost of concessions	642	673
Salaries and wages	1,501	1,645
Facility lease expense	1,459	1,451
Utilities and other	2,423	2,383
Total cost of operations	11,775	12,072
General and administrative expenses	898	796
Depreciation and amortization	1,364	1,297
Total costs and expenses	14,037	14,165
OPERATING INCOME	633	712
OTHER EXPENSE (INCOME)
Loss on disposition of property and equipment	83	42
Interest expense	483	422
Interest income and other	-	(2)
Income before income taxes	67	250
Income tax expense	32	102
NET INCOME	$35	$148

See accompanying notes to the financial statements.

CINEMA SUPPLY, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
October 31, 2011 and 2010
(In thousands except share data)

	Common Stock		Additional paid-in	Retained	Total stockholders'
	Shares	Amount	capital	earnings	equity
Balance, October 31, 2009	40	$4	$108	$2,075	$2,187
Net income				148	148
Contributions from owner				158	158
Balance, October 31, 2010	40	4	108	2,381	2,493
Net income				35	35
Distribution to owner				(136)	(136)
Balance, October 31, 2011	40	$4	$108	$2,280	$2,392

See accompanying notes to the financial statements.

CINEMA SUPPLY, INC.
STATEMENTS OF CASH FLOWS
For the years ended October 31, 2011 and 2010
(in thousands)

	2011	2010
Cash flows from operating activities
Net income	$35	$148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,364	1,297
Loss from disposition of property and equipment	83	42
Deferred taxes	(157)	210
Changes in operating assets and liabilities:
Income tax refund receivable	194	(2)
Inventory	(1)	3
Prepaid expenses and other assets	40	21
Accounts payable and accrued expenses	338	376
Deferred rent	(9)	13
Net cash provided by operating activities	1,887	2,108
Cash flows from investing activities
Purchases of property and equipment	(35)	(2,422)
Proceeds from disposition of property and equipment	-	4
Net cash used in investing activities	(35)	(2,418)
Cash flows from financing activities
Accrued interest - officers	80	80
Distribution to owner	(136)	-
Contribution from owner	-	158
Change in bank overdraft	172	(69)
Payments under capital lease obligations	(46)	(46)
Borrowings of notes payable	30	2,041
Payments of notes payable	(1,935)	(1,899)
Net cash provided by (used in) financing activities	(1,835)	265
Net change in cash and cash equivalents	17	(45)
Cash and cash equivalents at beginning of year	50	95
Cash and cash equivalents at end of year	$67	$50

See accompanying notes to the financial statements

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

1. THE COMPANY AND BASIS OF PRESENTATION

        Cinema Supply, Inc. (the “Company”) was incorporated in 1975 under the laws of the Commonwealth of Pennsylvania. The Company primarily operates movie theatres in six locations in central Pennsylvania and sells theatre concession supplies principally in Pennsylvania.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, those related to film rent expense settlements, depreciation and amortization, impairments and income taxes. Actual results could differ from those estimates.

Revenue Recognition

        Revenues are generated principally through admissions and concessions sales for feature films with proceeds received in cash or credit card at the Company’s point of sale terminals at the Theatres. Revenue is recognized at the point of sale. Credit card sales are normally settled in cash within approximately three business days from the point of sale, and any credit card chargebacks have been insignificant.  Other operating revenues consist of amounts earned from advertising, vending commissions and theatre rentals for parties and other activities, which are recognized as services are performed or earned under contractual terms.  The Company also sells theatre admissions in advance of the applicable event, and sells gift cards for patrons’ future use.  The Company defers the revenue from gift cards until considered redeemed. The Company estimates the gift card breakage rate based on historical redemption patterns. Unredeemed gift cards are recognized as revenue only after such a period of time indicates, based on historical experience, the likelihood of redemption is remote, and based on applicable laws and regulations, in evaluating the likelihood of  redemption, the period outstanding, the level and frequency of activity, and the period of inactivity is evaluated.

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At October 31, 2011 and 2010, the Company held substantially all of its cash in demand deposit accounts and overnight investments, and cash held at the theatres in the normal course of business.

Accounts receivable

        Accounts receivable are recorded at the invoiced amount for theatre concession supplies and do not bear interest.  The Company reports accounts receivable net of any allowance for doubtful accounts to represent the Company’s estimate of the amount that ultimately will be realized in cash.  The Company will review collectability of accounts receivable based on the aging of the accounts and historical collection trends.   When the Company ultimately concludes a receivable is uncollectible, it is written off.

Inventories

        Inventories consist of concession products and related supplies. The Company states inventories on the basis of first-in, first-out method, stated at the lower of cost or market.

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

Property and Equipment

        The Company states property and equipment at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

        The Company records depreciation and amortization using the straight-line method over the following estimated lives:

Leasehold improvements	lesser of lease term or estimated useful life of asset

Machinery and Equipment	3-10 years

Furniture and fixtures	3 – 10 years

Vehicles	5 years

Buildings	10-40 years

  Impairment of Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. The Company generally evaluates assets for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. If the sum of the expected future cash flows, undiscounted and without interest charges is less than the carrying amount of the assets, the Company recognizes an impairment charge in the amount by which the carrying value of the assets exceeds their fair market value.

        The Company considers actual theatre level cash flows, future years budgeted theatre level cash flows, theatre property and equipment carrying values, the age of a recently built theatre, competitive theatres in the marketplace, the impact of recent ticket price changes, available lease renewal options and other factors considered relevant in its assessment of impairment of individual theatre assets. The fair value of assets is determined using the present value of the estimated future cash flows or the expected selling price less selling costs for assets of which the Company expects to dispose. Significant judgment is involved in estimating cash flows and fair value.

        There were no impairment charges recorded for the years ended October 31, 2011 and 2010.

Concentration of Credit Risk

        Financial instruments that could potentially subject the Company to concentration of credit risk, if held, would be included in accounts receivable.  Collateral is not required on trade receivables.  It is anticipated that in the event of default, normal collection procedures would be followed.

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

Leases

        All of the Company’s theatre operations are conducted in premises occupied under non-cancelable lease agreements. The Company, at its option, can renew the leases at defined rates for various periods. Certain leases for Company theatres provide for contingent rentals based on the revenue results of the underlying theatre and require the payment of taxes, insurance, and other costs applicable to the property. Also, certain leases contain escalating minimum rental provisions. There are no conditions imposed upon the Company  by its lease agreements or by parties other than the lessor that legally obligate the Company to incur costs to retire assets as a result of a decision to vacate its leased properties. None of the leases require the Company to return the leased property to the lessor in its original condition (allowing for normal wear and tear) or to remove leasehold improvements.  The Company accounts for all of its facility leases as operating leases. The Company accounts for its leases under the provisions of ASC Topic 840, Leases and other authoritative accounting literature. The Company does not believe that exercise of the renewal options in its leases are reasonably assured at the inception date of the lease agreements because the leases: (i) provide for either (a) renewal rents based on market rates or (b) renewal rents that equal or exceed the initial rents, and (ii) do not impose economic penalties upon our determination whether or not to exercise the renewal option.  As a result, there are not sufficient economic incentives at the inception of the leases, to consider that lease renewal options are reasonably assured of being exercised and therefore, the Company generally consider the initial base lease term under ASC Subtopic 840-10.

      The Company leases certain equipment for use in its theatres, under agreements that expire through December 2014.  The Company accounts for these leases as capital leases.

Fair Value of Financial Instruments

       The carrying amounts of cash, cash equivalents, accounts receivable and accounts payable, approximate their fair values, due to their short term nature.

Income Taxes

       Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance if it is deemed more likely than not that its deferred income tax assets will not be realized. The Company reassesses its need for the valuation allowance for its deferred income taxes on an ongoing basis.

       Additionally, income tax rules and regulations are subject to interpretation, require judgment by the Company and may be challenged by the taxation authorities.  In accordance with ASC Subtopic 740-10, the Company recognizes a tax benefit only for tax positions that are determined to be more likely than not sustainable based on the technical merits of the tax position. With respect to such tax positions for which recognition of a benefit is appropriate, the benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions are evaluated on an ongoing basis as part of the Company’s process for determining the provision for income taxes. Any interest and penalties determined to result from uncertain tax position will be classified as interest expense and other expense.

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

Deferred Rent Expense

        The Company recognizes rent expense on a straight-line basis, after considering the effect of rent escalation provisions resulting in a level monthly rent expense for each lease over its term.

Deferred Financing Costs

Deferred financing costs consist of unamortized debt issuance costs amortized on a straight-line basis over the term of the respective debt and are included in interest expense.  The straight-line basis is not materially different from the effective interest method.  The amount included in interest expense was $8 for each of the years ended October 31, 2011 and 2010, respectively.

Film Rent Expense

        The Company estimates film rent expense settlements and related film rent payable based on management’s best estimate of the ultimate settlement of the film costs with the film distributors. Generally, less than one-quarter of film rent expense is estimated at period-end, with the majority being agreed to under firm terms. The length of time until these costs are known with certainty depends on the ultimate duration of the film’s theatrical run, but is typically “settled” within one to two months of a particular film’s opening release. Upon settlement with the film distributors, film rent expense and the related film rent payable are adjusted to the final film settlement.

Advertising Costs

        The Company expenses advertising costs as incurred.   Advertising costs incurred for the years ended October 31, 2011 and 2010 was $133 and $157, respectively.

Segments

        As of October 31, 2011 and 2010, the Company managed its business under one reportable segment: theatre exhibition operations.  All of the Company’s operations are located in the United States.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-4, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS”, to substantially converge the fair value measurement and disclosure guidance in US GAAP and IFRS.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard November 1, 2012 and does not expect the adoption of this standard to have a material impact on the financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-5, “Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard as of November 1, 2012 and does not expect it to have a material impact on the financial statements and disclosures.

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

3.	BALANCE SHEET COMPONENTS

  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	October 31, 2011	October 31, 2010
Rent	$14	$25
Insurance	26	28
Real estate taxes	2	9
Common area maintenance	3	16
Other	8	8
Total	$53	$86

PROPERTY AND EQUIPMENT

Property and equipment, net was comprised of the following:

	October 31, 2011	October 31, 2010
Leasehold improvements	$15,787	$15,890
Machinery and equipment	3,574	3,592
Furniture and fixtures	3,409	3,439
Vehicles	150	150
Buildings and improvements	69	92
Land	32	32
	$23,021	$23,195
Less: accumulated depreciation and amortization	(9,512)	(8,275)
Property and equipment, net	$13,509	$14,920

ACCRUED EXPENSES

Accrued expenses consisted of the following:

	October 31, 2011	October 31, 2010
Cash deficit	$263	$91
Deferred revenue – gift cards	372	291
Accrued interest	9	16
Accrued payroll	69	55
Accrued taxes payable	159	31
Other accrued expenses	136	38
Total	$1,008	$522

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

5. LEASES

   OPERATING LEASES

    The Company leases five theatre facilities under operating leases for initial terms of 15-20 years. Each lease provides for monthly payments subject to rent escalations at each renewal date. Each lease offers options to renew for periods ranging from 4 to 5 years. The Company is also required to pay real property taxes and common maintenance expenses. In addition, rent includes an amount equal to a percentage of revenue generated in excess of a base amount of total sales. The Company leases the corporate office, warehouse, and a drive-in theatre from a related party for rent expense of $11 for each of the years ended October 31, 2011 and 2010, respectively. There is no set lease maturity. The Company also leases theatre equipment and office equipment under operating leases expiring at various dates through September 2013. Lease rent expense amounted to $1,459 and $1,451 for the years ended October 31, 2011 and 2010, respectively. Included in lease rent expense is percentage rent totaling $52 and $ 6 for the years ended October 31, 2011 and 2010, respectively.

At year-end, future minimum lease payments approximated:

Year	Amount
2012	$1,489
2013	1,338
2014	1,382
2015	1,382
2016	1,316
Thereafter	7,580
$14,487

CAPITAL LEASES

The Company leases certain equipment under capital leases that expire through December 2014. The assets are being amortized over the shorter of their lease terms or their estimated useful lives. The applicable amortization is included in depreciation and amortization expense in the accompanying financial statements. Amortization of assets under capital leases charged to expense during the years ended October 31, 2011 and 2010 was $62 and $52, respectively.

The following is a summary of property held under capital leases included in property and equipment:

	October 31, 2011	October 31, 2010
Equipment	$312	$312
Less: accumulated amortization	114	52
Net	$198	$260

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

Future maturities of capital lease payments as of October 31, 2011 for each of the next five years and in the aggregate are:

Year ending
2012	$76
2013	76
2014	76
2015	6
Total minimum payments	234
Less: amount representing interest	(37)
Present value of minimum lease payments	$197
Less: current maturity	(56)
$141

6. NOTES PAYABLE

NOTES AND LEASEHOLD MORTGAGES PAYABLE

Notes and mortgages payable at October 31, 2011 and 2010 consisted of the following:

2011:		Total	Current portion	Non-current portion
A	Leasehold mortgage payable-bank	$54	$54	$-
B	Leasehold mortgage payable-bank	211	211	-
C	Leasehold mortgage payable-bank	2,038	661	1,377
D	Leasehold mortgage payable-bank	800	160	640
E	Leasehold mortgage payable-bank	1,748	175	1,573
F	Note payable – Ford credit	20	9	11
G	Note payable – bank	3	3	-
H	Note payable-officers	1,510	-	1,510
I	Note payable-officers	250	-	250
J	Line of credit	509	509	-
Total		$7,143	$1,782	$5,361

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

2010:		Total	Current portion	Non-current portion
A	Leasehold mortgage payable-bank	$581	$581	$-
B	Leasehold mortgage payable-bank	674	502	172
C	Leasehold mortgage payable-bank	2,668	632	2,036
D	Leasehold mortgage payable-bank	949	149	800
E	Leasehold mortgage payable-bank	1,900	165	1,735
F	Note payable – Ford credit	27	8	19
G	Note payable – bank	7	4	3
H	Note payable-officers	1,510	-	1,510
I	Note payable-officers	250	-	250
J	Line of credit	478	478	-
K	Note payable – Town and country LLC	2	2	-
Total		$9,046	$2,521	$6,525

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

A)
Leasehold mortgage payable— bank, carries an interest rate of prime plus 1/2% based on the Wall Street Journal prime lending rate and requires monthly payments sufficient to amortize the loan until maturity. The maturity date of the loan is April 2011. The interest rate at year-end 2011 and 2010 was 4.50%. The note is collateralized by substantially all the assets of the Company and personally guaranteed by the corporate officers and a related partnership of which the corporate officers own 100%. In addition, the personal residence of the corporate officers is pledged as collateral for the notes as well as the assignment of a life insurance policy on one corporate officer totaling $2. The corporate officers may not encumber any personal investments they own without the Bank's permission. The note is collateralized by 100% of the Company stock and an assignment of each theatre lease. The proceeds of the loan were used to build the Selinsgrove theatre,

The Company's loan agreement with the bank contains certain restrictions and covenants. Under these restrictions, the Company must maintain a debt to net worth ratio of no more than 5.75 to 1 and maintain a debt service coverage ratio of a minimum of 1.20 to 1. The Company was in violation of this covenant. The Company has obtained a waiver of the 2011 and 2010 debt service coverage ratio which cures the debt covenant violation whereas the bank will not call the debt due.  In addition, the corporate officers may not encumber their personal marketable securities without the bank's consent.

B)
Leasehold mortgage payable — bank, carries an interest rate of prime based on the commercial prime rate of Susquehanna Bank and requires monthly payments sufficient to amortize the loan until maturity. The maturity date of the loan is February 2012. The interest rate at year-end 2011 and 2010 was 4.5%. The note is collateralized as noted in A) above. The proceeds of the loan were used to build the Reading theatre.

C)
Leasehold mortgage payable — bank, carries an interest rate of 6.5% for 48 months with a variable rate indexed to the Wall Street Journal prime lending rate thereafter. Current monthly payments total $ 62. The maturity date of the loan is March 2015. The interest rate at year-end 2011 and 2010 was 4.50%. The note is collateralized as described in A) above. The proceeds of the loan were used to build the Camp Hill theatre.

D)
Leasehold mortgage payable — bank, carries an interest rate of 6.85% for 60 months with an adjustment to the prime rate of interest as published in the money rates column of the Wall Street Journal thereafter. Interest payments only commence for the first twelve months, followed by monthly payments of principal and interest totaling $ 2. After 54 months, the monthly installments will be increased or decreased in an amount necessary to amortize the principal of this loan until maturity in March 2016 at the then-prevailing rate of the index. The note is collateralized as described in A) above. The proceeds of the loan were used to purchase furniture and fixtures and equipment for the Williamsport theatre.

E)
Lease mortgage payable – bank, carries an interest rate of 7.00% for six monthly payments of interest only, 54 monthly payments of $23 at an interest of 7.00%, 59 monthly payments of $22 with interest calculated based on the prime rate of interest as published in the money rates section of the Wall Street journal. The loan matures in January 2020.  The note is collateralized as described in A) above.  The proceeds of the loan were used to renovate the Bloomsburg theatre.

F)	Note payable – Ford credit, payable at $776 monthly, 36 payments until December 31, 2013, including interest at 0.9% and collateralized by the vehicle purchased.

G)	Note payable – bank, payable at $360 monthly, 36 payments until July 2012, including interest at 7.59% and collateralized by the vehicle purchased.

H)
Notes payable — officers, carries an interest rate of 4.61%. Monthly payments of principal totaling $4 plus interest are required. The bank requires that the Company meet all financial covenants before the payment of principal on this loan unless approved by the bank. The loan matures in March 2016. The borrowings were used to finance theatre projects and to provide operating capital. The note is subordinated to the bank loans noted above and is unsecured.

I)
Notes payable — officers, carries an interest rate of 4.35%. Interest payments are required at least annually. The loan matures in October 2016 and is unsecured. The note is subordinated to the bank loans noted above. The proceeds of the loan were used for operating capital.

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

J)
Line of credit - The Company has an available line-of-credit from a bank for $600. The credit line carries an interest rate at prime based on the Wall Street Journal prime lending rate and is collateralized by the assets noted in A) above. The credit line is renewable annually. The interest rate at October 31, 2011 and 2010 was 4.50%. The Company had outstanding $ 509 and $ 478 at October 31, 2011 and 2010, respectively.  The line of credit is guaranteed by officers of the Company.

K)	Note payable – Town and Country LLC, payable at $338 monthly, 36 payments until March 2011, including interest at 6.68% and collateralized by the equipment purchased.

Maturities of notes, mortgages payable and line of credit for each of the next five years based on amounts due at October 31, 2011 are as follows:

Years Ending October 31,
2012	$1,782
2013	1,050
2014	1,060
2015	406
2016	2,066
Thereafter	779
$7,143

7. INCOME TAXES

The components of the income tax provision for the years ended October 31, 2011 and 2010 are as follows:

	2011	2010
Federal:
Current	$155	$(91)
Deferred	(140)	176
Total Federal	15	85
State:
Current	33	(17)
Deferred	(16)	34
Total State	17	17
Total income tax provision	$32	$102

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

Significant components of the Company’s net deferred tax liabilities consisted of the following  as of October 31, 2011 and 2010 :

	2011	2010
Deferred tax assets:
Accrued expenses – current	$151	$118
Accrued expenses – long term	140	109
Total deferred tax assets	291	227
Deferred tax liabilities:
Property and equipment	(1,146)	(1,239)
Total deferred tax (liabilities)	(1,146)	(1,239)

Net deferred tax liabilities	$(855)	$(1,012)

The differences between the United States statutory federal tax rate and the Company’s effective tax rate are as follows:

	2011	2010
Provision at the U.S. Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal benefit	7.8%	6.6%
Non-deductible expenses	5.5%	.2%
Income tax provision	47.3%	40.8%

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

        The Company utilizes accounting principles under ASC Subtopic 740-10 to assess the accounting and disclosure for uncertainty in income taxes.    The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of income tax expense.  There were no income tax related interest and penalties recorded for the fiscal years ended October 31, 2011 and 2010.  Additionally, the Company has not recorded an asset for unrecognized tax benefits or a liability for uncertain tax positions at October 31, 2011 and 2010.  The Company files income tax returns in the U.S. federal jurisdiction and Pennsylvania.  For federal and state income tax purposes, the Company’s years ended October 31, 2011 through 2008 remains open for examination by the tax authorities.

8. COMMITMENTS AND CONTINGENCIES

Management believes that it is in substantial compliance with all relevant laws and regulations that apply to the Company, and is not aware of any current, pending or threatened litigation that could materially impact the Company.

All of the Company’s current operations are located in Pennsylvania, with the customer base being public attendance.  The Company’s main suppliers are the major movie studios, primarily located in the greater Los Angeles area.  Any events impacting the region the Company operates in, or impacting the movie studios, who supply movies to the Company, could significantly impact the Company’s financial condition and results of operations.

9. STOCKHOLDER’S EQUITY

Capital Stock

        As of October 31, 2011 and 2010, the Company's authorized capital stock consisted of 100 shares of common stock.  As of October 31, 2011 and 2010, 40 shares were issued and outstanding.  All of the shares were held by one individual.

Dividends

        No dividends were declared on the Company’s common stock during the years ended October 30, 2011 and 2010 and the Company does not anticipate doing so.

10. RELATED PARTY TRANSACTIONS

The Company borrowed from its officers under terms of the loan agreements described in Note 6. The Company used the funds for construction and expansion projects and for operating capital. Interest accrued on these loans at October 31, 2011 and 2010 totaled $334 and $254, respectively.  Interest expense was $80 for each of the years ended October 31, 2011 and 2010.

The Company leases the corporate office, warehouse, and a drive-in theatre from a related party for rent expense of $11 for each of the years ended October 31, 2011 and 2010, respectively.

CINEMA SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2011 and 2010

(in thousands except share data)

11. RETIREMENT PLAN

The Company makes contributions to a SIMPLE IRA plan for the benefit of each eligible employee. The Company provides a match contribution equal to 3% of the covered employees' compensation. The Company's contribution for years ended October 31, 2011 and 2010 totaled $10 and $ 9, respectively.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE

	October 31, 2011	October 31, 2010
Interest paid	$383	$341
Income taxes paid	34	-
Assets acquired under capital leases	-	290

13. SUBSEQUENT EVENTS

In May 2011, Cinema Supply, Inc. executed an asset purchase agreement for the Theatres for sale of Theatre assets and assumption of Theatre operating lease by a subsidiary of Digital Cinema Destinations Corp. (“Digiplex”), an operator of movie theatres headquartered in New Jersey.  The acquisition of the Theatres is contingent upon Digiplex obtaining financing sufficient to fund the purchase price.  The agreed upon purchase price for the Theatres is $14,000, payable in cash.  The asset purchase agreement may be terminated by the Company if the acquisition is not completed by December 31, 2011; however Digiplex may extend this termination option to March 31, 2012, by paying the company $100 by December 31, 2011.  The payment of $100 would be treated as a non-refundable deposit against the purchase price. None of the Company’s existing liabilities, notes payable and capital leases would be assumed by Digiplex.

CINEMA SUPPLY, INC.
CONDENSED BALANCE SHEETS
 (in thousands, except share and per share data)

	January 31,	October 31,
	2012	2011
ASSETS	(unaudited)
CURRENT ASSETS
Cash and cash equivalents	$78	$67
Accounts receivable	10	11
Inventory	50	61
Deferred taxes	319	151
Prepaid expenses and other	93	53
Total current assets	550	343
Property and equipment, net	13,200	13,509
Deferred financing costs, net	25	27
TOTAL ASSETS	$13,775	$13,879

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$769	$843
Accrued expenses	1,558	1,008
Notes payable, current portion	1,402	1,782
Capital lease obligations, current portion	58	56
Total current liabilities	3,787	3,689
Accrued interest - officers	353	334
Notes payable, net of current portion	3,346	3,601
Note payable - officers	1,760	1,760
Deferred rent expense	953	957
Deferred taxes	903	1,005
Capital lease obligations, net of current portion	125	141
TOTAL LIABILITIES	11,227	11,487
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Common stock, $100 par value: 100 shares authorized , 40 shares issued and outstanding	4	4
Additional paid-in-capital	108	108
Retained earnings	2,436	2,280
Total stockholders' equity	2,548	2,392
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,775	$13,879

The accompanying notes are an integral part of the unaudited condensed financial statements

CINEMA SUPPLY, INC.
CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2012 AND 2011
(In thousands)

	2012	2011
REVENUES
Admissions	$2,574	$2,687
Concessions	1,175	1,091
Other	131	175
Total revenues	3,880	3,953
COSTS AND EXPENSES
Cost of operations:
Film rent expense	1,525	1,514
Cost of concessions	167	172
Salaries and wages	360	361
Facility lease expense	346	367
Utilities and other	624	645
General and administrative expenses	224	200
Depreciation and amortization	310	341
Total costs and expenses	3,556	3,600
OPERATING INCOME	324	353
Interest expense	99	125
Income before income taxes	225	228
Income tax expense	96	108
NET INCOME	$129	$120

The accompanying notes are an integral part of the unaudited condensed financial statements

CINEMA SUPPLY, INC.
CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2012 AND 2011
(in thousands)

	2012	2011
Cash flows from operating activities
Net income	$129	$120
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	310	341
Deferred taxes	(270)	(535)
Changes in operating assets and liabilities:
Accounts receivable	1	(11)
Income tax refund receivable	-	(10)
Inventory	11	5
Prepaid expenses and other assets	(38)	11
Accounts payable and accrued expenses	476	824
Deferred rent	(4)	(5)
Net cash provided by operating activities	615	740
Cash flows from financing activities
Accrued interest - officers	19	19
Distribution to owner	-	(150)
Contribution from owner	26	-
Payments under capital lease obligations	(14)	(11)
Payments of notes payable	(635)	(580)
Net cash used in financing activities	(604)	(722)
Net change in cash and cash equivalents	11	18
Cash and cash equivalents at beginning of period	67	50
Cash and cash equivalents at end of period	$78	$68

The accompanying notes are an integral part of the unaudited condensed financial statements

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

1. THE COMPANY AND BASIS OF PRESENTATION

        Cinema Supply, Inc. (the “Company”) was incorporated in 1975 under the laws of the Commonwealth of Pennsylvania. The Company primarily operates movie theatres in six locations in central Pennsylvania and sells theatre concession supplies principally in Pennsylvania.

        The accompanying unaudited condensed financial statements of the Company were prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") for interim financial information. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, these condensed financial statements should be read in conjunction with the Company's historical financial statements and accompanying notes for the years ended October 31, 2011 and 2010, included in this Form S-1 Registration Statement. In the opinion of management, all adjustments, consisting of a normal recurring nature, considered necessary for a fair presentation have been included in the unaudited condensed financial statements. The operating results for the three months ended January 31, 2012 are not necessarily indicative of the results expected for the full year ending October 31, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, those related to film rent expense settlements, depreciation and amortization, impairments and income taxes. Actual results could differ from those estimates.

Revenue Recognition

        Revenues are generated principally through admissions and concessions sales for feature films with proceeds received in cash or credit card at the Company’s point of sale terminals at the Theatres. Revenue is recognized at the point of sale. Credit card sales are normally settled in cash within approximately three business days from the point of sale, and any credit card chargebacks have been insignificant.  Other operating revenues consist of amounts earned from advertising, vending commissions and theatre rentals for parties and other activities, which are recognized as services are performed or earned under contractual terms.  The Company also sells theatre admissions in advance of the applicable event, and sells gift cards for patrons’ future use.  The Company defers the revenue from gift cards until considered redeemed. The Company estimates the gift card breakage rate based on historical redemption patterns. Unredeemed gift cards are recognized as revenue only after such a period of time indicates, based on historical experience, the likelihood of redemption is remote, and based on applicable laws and regulations, in evaluating the likelihood of  redemption, the period outstanding, the level and frequency of activity, and the period of inactivity is evaluated.

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At January 31, 2012 and October 31, 2011, the Company held substantially all of its cash in demand deposit accounts and overnight investments, and cash held at the theatres in the normal course of business.

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

Accounts receivable

        Accounts receivable are recorded at the invoiced amount for theatre concession supplies and do not bear interest.  The Company reports accounts receivable, net of any allowance for doubtful accounts, to represent the Company’s estimate of the amount that ultimately will be realized in cash.  The Company will review collectability of accounts receivable based on the aging of the accounts and historical collection trends.   When the Company ultimately concludes a receivable is uncollectible, it is written off.

Inventories

        Inventories consist of concession products and related supplies. The Company states inventories on the basis of first-in, first-out method, stated at the lower of cost or market.

Property and Equipment

        The Company states property and equipment at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

        The Company records depreciation and amortization using the straight-line method over the following estimated lives:

Leasehold improvements	lesser of lease term or estimated useful life of asset

Machinery and equipment	3-10 years

Furniture and fixtures	3 – 10 years

Vehicles	5 years

Buildings	10-40 years

Concentration of Credit Risk

        Financial instruments that could potentially subject the Company to concentration of credit risk, if held, would be included in accounts receivable.  Collateral is not required on trade receivables.  It is anticipated that in the event of default, normal collection procedures would be followed.

Fair Value of Financial Instruments

       The carrying amounts of cash, cash equivalents, accounts receivable and accounts payable, approximate their fair values, due to their short term nature.

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

  Deferred Rent Expense

        The Company recognizes rent expense on a straight-line basis, after considering the effect of rent escalation provisions resulting in a level monthly rent expense for each lease over its term.

Film Rent Expense

        The Company estimates film rent expense settlements and related film rent payable based on management’s best estimate of the ultimate settlement of the film costs with the film distributors. Generally, less than one-quarter of film rent expense is estimated at period-end, with the majority being agreed to under firm terms. The length of time until these costs are known with certainty depends on the ultimate duration of the film’s theatrical run, but is typically “settled” within one to two months of a particular film’s opening release. Upon settlement with the film distributors, film rent expense and the related film rent payable are adjusted to the final film settlement.

Segments

        As of January 31, 2012, the Company managed its business under one reportable segment: theatre exhibition operations.  All of the Company’s operations are located in the United States.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-4, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS”, to substantially converge the fair value measurement and disclosure guidance in US GAAP and IFRS.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard November 1, 2012 and does not expect the adoption of this standard to have a material impact on the financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-5, “Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard as of November 1, 2012 and does not expect it to have a material impact on the financial statements and disclosures.

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

3. PROPERTY AND EQUIPMENT

Property and equipment, net was comprised of the following:

	January 31, 2012	October 31, 2011
Leasehold improvements	$15,787	$15,787
Machinery and equipment	3,574	3,574
Furniture and fixtures	3,409	3,409
Vehicles	150	150
Buildings and improvements	69	69
Land	32	32
	$23,021	$23,021
Less: accumulated depreciation and amortization	(9,821)	(9,512)
Property and equipment, net	$13,200	$13,509

4. LEASES

   OPERATING LEASES

    The Company leases five theatre facilities under operating leases for initial terms of 15-20 years. Each lease provides for monthly payments subject to rent escalations at each renewal date. Each lease offers options to renew for periods ranging from 4 to 5 years. The Company is also required to pay real property taxes and common maintenance expenses. In addition, rent includes an amount equal to a percentage of revenue generated in excess of a base amount of total sales. The Company leases the corporate office, warehouse, and a drive-in theatre from a related party for rent expense of less than $1 for each of the three months ended January 31, 2012 and 2011. There is no set lease maturity. The Company also leases theatre equipment and office equipment under operating leases expiring at various dates through September 2013. Lease rent expense amounted to $346 and $367 for the three months ended January 31, 2012 and 2011, respectively. Included in lease rent expense is percentage rent totaling $4 for each of the three months ended January 31, 2012 and 2011.

At January 31, 2012 future minimum lease payments over the next five years, including the remainder of Fiscal 2012 approximated:

Fiscal Year	Amount
2012	$1,072
2013	1,338
2014	1,382
2015	1,382
2016	1,316
2017	988
Thereafter	6,592
$14,070

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

CAPITAL LEASES

The Company leases certain equipment under capital leases that expire through December 2014. The assets are being amortized over the shorter of their lease terms or their estimated useful lives. The applicable amortization is included in depreciation and amortization expense in the accompanying financial statements. Amortization of assets under capital leases charged to expense during each of the three months ended January 31, 2012 and 2011 was $16.

The following is a summary of equipment held under capital leases included in property and equipment:

	January 31, 2012	October 31, 2011
Equipment	$312	$312
Less: accumulated amortization	130	114
Net	$182	$198

Future maturities of capital lease obligations as of January 31, 2012 over the next five years, including the remainder of Fiscal 2012 is as follows:

Fiscal Year	Amount
2012	$72
2013	74
2014	76
2015	6
2016	-
Thereafter	-
Total minimum payments	228
Less: amount representing interest	(45)
Present value of minimum payments	183
Less: current portion	(58)
$125

5. NOTES PAYABLE AND LEASEHOLD MORTGAGES PAYABLE

Notes payable and leasehold mortgages payable at January 31, 2012 and October 31, 2011 consisted of the following:

January 31, 2012:		Total	Current portion	Non-current portion
B	Leasehold mortgage payable-bank	$52	$52	$-
C	Leasehold mortgage payable-bank	1,875	668	1,207
D	Leasehold mortgage payable-bank	761	163	598
E	Leasehold mortgage payable-bank	1,697	165	1,532
F	Note payable – Ford credit	18	9	9
G	Note payable – bank	2	2	-
H	Note payable-officers	1,510	-	1,510
I	Note payable-officers	250	-	250
J	Line of credit	343	343	-
Total		$6,508	$1,402	$5,106

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

October 31, 2011:		Total	Current portion	Non-current portion
A	Leasehold mortgage payable-bank	$54	$54	$-
B	Leasehold mortgage payable-bank	211	211	-
C	Leasehold mortgage payable-bank	2,038	661	1,377
D	Leasehold mortgage payable-bank	800	160	640
E	Leasehold mortgage payable-bank	1,748	175	1,573
F	Note payable – Ford credit	20	9	11
G	Note payable – bank	3	3	-
H	Note payable-officers	1,510	-	1,510
I	Note payable-officers	250	-	250
J	Line of credit	509	509	-
Total		$7,143	$1,782	$5,361

A)
Leasehold mortgage payable— bank, carries an interest rate of prime plus 1/2% based on the Wall Street Journal prime lending rate and requires monthly payments sufficient to amortize the loan until maturity. The maturity date of the loan is April 2011. The interest rate at year-end 2011 and 2010 was 4.50%. The note is collateralized by substantially all the assets of the Company and personally guaranteed by the corporate officers and a related partnership of which the corporate officers own 100%. In addition, the personal residence of the corporate officers is pledged as collateral for the notes as well as the assignment of a life insurance policy on one corporate officer totaling $2. The corporate officers may not encumber any personal investments they own without the Bank's permission. The note is collateralized by 100% of the Company stock and an assignment of each theatre lease. The proceeds of the loan were used to build the Selinsgrove theatre,

The Company's loan agreement with the bank contains certain restrictions and covenants. Under these restrictions, the Company must maintain a debt to net worth ratio of no more than 5.75 to 1 and maintain a debt service coverage ratio of a minimum of 1.20 to 1 annually. The Company was in violation of this covenant as of October 31, 2011. The Company obtained a waiver of the October 31, 2011 debt service coverage ratio which cures the debt covenant violation whereas the bank will not call the debt due.  In addition, the corporate officers may not encumber their personal marketable securities without the bank's consent.

B)
Leasehold mortgage payable — bank, carries an interest rate of prime based on the commercial prime rate of Susquehanna Bank and requires monthly payments sufficient to amortize the loan until maturity. The maturity date of the loan is February 2012. The interest rate for the three months ended January 31, 2012 and 2011 was 4.5%. The note is collateralized as noted in A) above. The proceeds of the loan were used to build the Reading theatre.

C)
Leasehold mortgage payable — bank, carries an interest rate of 6.5% for 48 months with a variable rate indexed to the Wall Street Journal prime lending rate thereafter. Current monthly payments total $ 62. The maturity date of the loan is March 2015. The interest rate for the three months ended January 31, 2012 and 2011 was 4.5%. The note is collateralized as described in A) above. The proceeds of the loan were used to build the Camp Hill theatre.

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

D)
Leasehold mortgage payable — bank, carries an interest rate of 6.85% for 60 months with an adjustment to the prime rate of interest as published in the money rates column of the Wall Street Journal thereafter. Interest payments only commence for the first twelve months, followed by monthly payments of principal and interest totaling $ 2. After 54 months, the monthly installments will be increased or decreased in an amount necessary to amortize the principal of this loan until maturity in March 2016 at the then-prevailing rate of the index. The note is collateralized as described in A) above. The proceeds of the loan were used to purchase furniture and fixtures and equipment for the Williamsport theatre.

E)
Lease mortgage payable – bank, carries an interest rate of 7.00% for six monthly payments of interest only, 54 monthly payments of $23 at an interest of 7.00%, 59 monthly payments of $22 with interest calculated based on the prime rate of interest as published in the money rates section of the Wall Street journal. The loan matures in January 2020.  The note is collateralized as described in A) above.  The proceeds of the loan were used to renovate the Bloomsburg theatre.

F)	Note payable – Ford credit, payable at $776 monthly, 36 payments until December 31, 2013, including interest at 0.9% and collateralized by the vehicle purchased.

G)	Note payable – bank, payable at $360 monthly, 36 payments until July 2012, including interest at 7.59% and collateralized by the vehicle purchased.

H)
Notes payable — officers, carries an interest rate of 4.61%. Monthly payments of principal totaling $4 plus interest are required. The bank requires that the Company meet all financial covenants before the payment of principal on this loan unless approved by the bank. The loan matures in March 2016. The borrowings were used to finance theatre projects and to provide operating capital. The note is subordinated to the bank loans noted above and is unsecured.

I)
Notes payable — officers, carries an interest rate of 4.35%. Interest payments are required at least annually. The loan matures in October 2016 and is unsecured. The note is subordinated to the bank loans noted above. The proceeds of the loan were used for operating capital.

J)
Line of credit - The Company has an available line-of-credit from a bank for $600. The credit line carries an interest rate at prime based on the Wall Street Journal prime lending rate and is collateralized by the assets noted in A) above. The credit line is renewable annually. The interest rate for the three months ended January 31, 2012 and 2011 was 4.5%. The Company had outstanding $343 and $509 at January 31, 2012 and October 31, 2011, respectively.  The line of credit is guaranteed by officers of the Company.

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

6. INCOME TAXES

The Company’s provision for income tax was approximately $96 and $108 for the three months ended January 31, 2012 and 2011, respectively, or 42.6% and 47.2% of pre-tax income for the three months ended January 31, 2012 and 2011, respectively The effective tax rates for 2012 and 2011 periods reflect provisions for both current and deferred federal and state income taxes.

The Company utilizes accounting principles under ASC Subtopic 740-10 to assess the accounting and disclosure for uncertainty in income taxes.    The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of income tax expense.  There were no income tax related interest and penalties recorded for the three months ended January 31, 2012 and 2011.  Additionally, the Company has not recorded an asset for unrecognized tax benefits or a liability for uncertain tax positions at January 31, 2012 and 2011.  The Company files income tax returns in the U.S. federal jurisdiction and Pennsylvania.  For federal and state income tax purposes, our years ended October 31, 2011 through 2008 remain open for examination by the tax authorities.

7. COMMITMENTS AND CONTINGENCIES

Management believes that it is in substantial compliance with all relevant laws and regulations that apply to the Company, and is not aware of any current, pending or threatened litigation that could materially impact the Company.

All of the Company’s current operations are located in Pennsylvania, with the customer base being public attendance.  The Company’s main suppliers are the major movie studios, primarily located in the greater Los Angeles area.  Any events impacting the region the Company operates in, or impacting the movie studios, who supply movies to the Company, could significantly impact the Company’s financial condition and results of operations.

8. STOCKHOLDER’S EQUITY

Capital Stock

        As of January 31, 2012 and October 31, 2011, the Company's authorized capital stock consisted of 100 shares of common stock.  As of January 31, 2012 and October 31, 2011, 40 shares were issued and outstanding.  All of the shares were held by one individual.

Dividends

        No dividends were declared on the Company’s common stock during the three months ended January 31, 2012 and 2011.The Company does not anticipate declaring dividends in the immediate future.

CINEMA SUPPLY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except share and per share data)

9. RELATED PARTY TRANSACTIONS

The Company borrowed from its officers under terms of the loan agreements described in Note 5. The Company used the funds for construction and expansion projects and for operating capital. Interest accrued on these loans at January 31, 2012 and October 31, 2011 totaled $353 and $334, respectively.  Interest expense was $18 for each of the three months ended January 31, 2012 and 2011.

The Company leases the corporate office, warehouse, and a drive-in theatre from a related party for rent expense of $2 for each of the three months ended January 31, 2012 and 2011.

10. SUPPLEMENTAL CASH FLOW DISCLOSURE

Supplemental cash flow disclosures for the three months ended January 31, 2012 and 2011 were as follows:
	2012	2011
Interest paid	$79	$104
Income taxes paid	136	-

11. SUBSEQUENT EVENTS

In May 2011, Cinema Supply, Inc. executed an asset purchase agreement for the Theatres for sale of Theatre assets and assumption of Theatre operating lease by a subsidiary of Digital Cinema Destinations Corp. (“Digiplex”), an operator of movie theatres headquartered in New Jersey.  The acquisition of the Theatres is contingent upon Digiplex obtaining financing sufficient to fund the purchase price.  The agreed upon purchase price for the Theatres is $14,000, payable in cash.  The asset purchase agreement was extended to March 31, 2012.   None of the Company’s existing liabilities, notes payable and capital leases would be assumed by Digiplex.

Report of Independent Registered Public Accounting Firm

The Stockholder of Lisbon Theaters, Inc.

 We have audited the accompanying balance sheets of Lisbon Theaters, Inc. (the “Company) as of December 31, 2011 and 2010 and the related statements of operations, stockholder’s deficit and cash flows for each of the years in the two-year period ended December 31, 2011.  The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lisbon Theaters, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America

/s/ EISNERAMPER LLP

Edison, New Jersey
February 13, 2012

LISBON THEATERS, Inc.
BALANCE SHEETS
December 31, 2011 and 2010
(in thousands, except share and per share data)

	December 31,	December 31,
	2011	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$232	$139
Accounts receivable	60	4
Inventory	6	10
Prepaid expenses and other assets	-	13
Total current assets	298	166

Property and equipment, net	5,413	5,596
Deferred financing costs, net	28	53

TOTAL ASSETS	$5,739	$5,815

LIABILITIES AND STOCKHOLDER’S DEFICIT

CURRENT LIABILITIES
Accounts payable	$154	$41
Accrued expenses	210	244
Payable to vendor for digital systems	354	-
Gift card liability	151	63
Due to affiliate	213	446
Line of credit	113	137
Notes payable, current portion	314	295
Capital lease obligations, current portion	121	108
Total current liabilities	1,630	1,334

Notes payable, net of current portion	3,819	4,133
Capital lease obligations, net of current portion	334	455
Deferred rent expense	303	288
Total liabilities	6,086	6,210
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY
Common stock, no par value: 5,000 shares authorized , 5,000 shares issued and outstanding	5	5
Accumulated deficit	(352)	(400)

Total stockholder’s deficit	(347)	(395)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$5,739	$5,815

See accompanying notes to the financial statements.

LISBON THEATERS, Inc.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2011 and 2010
(In thousands)

	2011	2010
REVENUES
Admissions	$2,830	$3,145
Concessions	1,381	1,475
Other	50	92
Total revenues	4,261	4,712
COSTS AND EXPENSES
Cost of operations:
Film rent expense	1,496	1,797
Cost of concessions	248	262
Salaries and wages	412	506
Facility lease expense	478	572
Utilities and other	629	663
General and administrative expenses	183	205
Depreciation and amortization	537	474
Total costs and expenses	3,983	4,479
OPERATING INCOME	278	233
OTHER EXPENSE (INCOME)
Impairment of property and equipment	129	-
Interest expense	386	400
NET LOSS	$(237)	$(167)

See accompanying notes to the financial statements.

LISBON THEATERS, Inc.
STATEMENT OF STOCKHOLDER’S DEFICIT
December 31, 2011 and 2010
(In thousands)

	Common Stock		Accumulated	Total stockholder's
	Shares	Amount	deficit	deficit
Balance, December 31, 2009	5,000	$5	$(232)	$(227)
Net loss	-	-	(167)	(167)
Distribution to shareholder	-	-	(1)	(1)
Balance, December 31, 2010	5,000	5	(400)	(395)
Net loss	-	-	(237)	(237)
Contributions from shareholder	-	-	285	285
Balance, December 31, 2011	5,000	$5	$(352)	$(347)

See accompanying notes to the financial statements.

LISBON THEATERS, Inc.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities
Net loss	$(237)	$(167)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	537	474
Impairment of property and equipment	129	-
Changes in operating assets and liabilities:
Accounts receivable	(56)	(4)
Inventory	4	4
Prepaid expenses and other assets	38	40
Accounts payable, accrued expenses, and gift card liability	176	(5)
Payable to vendor for digital systems	354	-
Deferred rent	15	20
Net cash provided by operating activities	960	362
Cash flows from investing activities
Purchases of property and equipment	(492)	(52)
Net cash used in investing activities	(492)	(52)
Cash flows from financing activities
Due to affiliate	(233)	(78)
Distribution to shareholder	-	(1)
Contribution from shareholder	285	-
Borrowings under line of credit		10
Payments under line of credit	(24)	-
Payments under capital lease obligations	(108)	-
Payments of notes payable	(295)	(271)
Net cash used in financing activities	(375)	(340)
Net change in cash and cash equivalents	93	(30)
Cash and cash equivalents at beginning of year	139	169
Cash and cash equivalents at end of year	$232	$139

See accompanying notes to the financial statements

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

1. THE COMPANY AND BASIS OF PRESENTATION

        Lisbon Theaters, Inc. (the “Company”) was incorporated on June 4, 2004 as a Connecticut Corporation, doing business as the Lisbon Cinema. The Company operates a 12-screen movie theatre located in Lisbon, Connecticut (the “Theatre”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, those related to film rent expense settlements, depreciation and amortization, impairments and income taxes. Actual results could differ from those estimates.

Revenue Recognition

        Revenues are generated principally through admissions and concessions sales for feature films with proceeds received in cash or credit card at the Company’s point of sale terminals at the Theatre. Revenue is recognized at the point of sale. Credit card sales are normally settled in cash within approximately three business days from the point of sale, and any credit card chargebacks have been insignificant.  Other operating revenues are principally from  amounts earned under advertising contracts and games played in the Theatre, and are recognized as performed or earned under contractual terms.  The Company also sells theatre admissions in advance of the applicable event, and sells gift cards for patrons’ future use.  The Company defers the revenue from gift cards until considered redeemed. The Company estimates the gift card breakage rate based on historical redemption patterns. Unredeemed gift cards are recognized as revenue only after such a period of time indicates, based on historical experience, the likelihood of redemption is remote, and based on applicable laws and regulations, in evaluating the likelihood of  redemption, the period outstanding, the level and frequency of activity, and the period of inactivity is evaluated.

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2011 and 2010, the Company held substantially all of its cash in demand deposit accounts and cash held at the Theatre in the normal course of business.

Accounts receivable

        Accounts receivable represents amounts due under its agreement with third party advertising providers and for virtual print fees (“VPF”) under a master license agreement with a third party vendor. The Company reports accounts receivable net of any allowance for doubtful accounts to represent the Company’s estimate of the amount that ultimately will be realized in cash.  The Company will review collectability of accounts, if any, receivable based on the aging of the accounts and historical collection trends.   When the Company ultimately concludes a receivable is uncollectible, it is written off.

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

Inventories

        Inventories consist of food and beverage concession products and related supplies. The Company states inventories on the basis of first-in, first-out method, stated at the lower of cost or market.

Property and Equipment

        The Company states property and equipment at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

        The Company records depreciation and amortization using the straight-line method over the following estimated lives:

Equipment	3 - 10 years

Furniture and fixtures	7 – 10 years

Buildings and improvements	15 - 40 years

  Impairment of Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. The Company generally evaluates assets for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. If the sum of the expected future cash flows, undiscounted and without interest charges is less than the carrying amount of the assets, the Company recognizes an impairment charge in the amount by which the carrying value of the assets exceeds their fair value.

        The Company considers actual theatre level cash flows, future years budgeted theatre level cash flows, theatre property and equipment carrying values, the age of a recently built theatre, competitive theatres in the marketplace, the impact of recent ticket price changes, available lease renewal options and other factors considered relevant in its assessment of impairment of individual theatre assets. The fair value of assets is determined using the present value of the estimated future cash flows or the expected selling price less selling costs for assets of which the Company expects to dispose. Significant judgment is involved in estimating cash flows and fair value.

During the year ended December 31, 2011, the Company had an impairment loss of $129 relate to 35 mm equipment that was no longer in use, due to the conversion to digital projection equipment and the Company not deeming 35mm having a market.  There was no impairment charge for the year ended December 31, 2010.

Concentration of Credit Risk

        Financial instruments that could potentially subject the Company to concentration of credit risk, if held, would be included in accounts receivable.  Collateral is not required on accounts receivables.  It is anticipated that in the event of default, normal collection procedures would be followed.

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

Leases

         The Company leases the land on which the Theatre is located, under a non-cancelable lease agreement for an initial 25 year term with three five year renewal options. The Company, at its option, can renew the lease at defined rates for various periods. The lease provides for contingent rentals based on the revenue results of the Theatre and require the payment of taxes, insurance, and other costs applicable to the property. Also, the lease contains escalating minimum rental provisions. There are no conditions imposed upon the Company by its lease agreement or by parties other than the lessor that legally obligate the Company to incur costs to retire assets as a result of a decision to vacate the lease. The lease does not require the Company to return the leased property to the lessor in its original condition.  The Company accounts for this lease as an operating lease and accounts for its lease under the provisions of ASC Topic 840, Leases and other authoritative accounting literature. The lease does not transfer title to the land and does not contain a bargain purchase option.

      The Company leases certain equipment for use in the Theatre, under agreements that expire through 2017.  The Company accounts for these leases as capital leases.

Fair Value of Financial Instruments

       The carrying amounts of cash, cash equivalents, accounts receivable and accounts payable, approximate their fair values, due to their short term nature.

Income Taxes

    No provision has been made in the financial statements for income taxes because the Company reports its income and expenses as a Subchapter S Corporation whereby all income and losses are taxed at the shareholder level.  Income tax rules and regulations are subject to interpretation, require judgment by the Company and may be challenged by the taxation authorities. In accordance with ASC Subtopic 740-10, the Company recognizes a tax benefit only for tax positions that are determined to be more likely than not sustainable based on the technical merits of the tax position. With respect to such tax positions for which recognition of a benefit is appropriate, the benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions are evaluated on an ongoing basis as part of the Company's process for determining the provision for income taxes. Any interest and penalties determined to result from uncertain tax position will be classified as interest expense and other expense.

Deferred Rent Expense

        The Company recognizes rent expense on a straight-line basis, after considering the effect of rent escalation provisions resulting in a level monthly rent expense the lease term.

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

Deferred Financing Costs

Deferred financing costs consist of unamortized debt financing costs amortized on a straight-line basis over the term of the respective debt and are included in interest expense. The straight-line basis is not materially different from the effective interest method.  The amount included in interest expense was $24 and $23 for years ended December 31, 2011 and 2010, respectively.

Film Rent Expense

        The Company estimates film rent expense and related film rent payable based on management's best estimate of the ultimate settlement of the film costs with the film distributors. Generally, less than one-quarter of film rent expense is estimated at period-end, with the majority being agreed to under firm terms. The length of time until these costs are known with certainty depends on the ultimate duration of the film's theatrical run, but is typically "settled" within one to two months of a particular film's opening release. Upon settlement with the film distributors, film rent expense and the related film rent payable are adjusted to the final film settlement.  The film rent expense on the statements of operations for the year ended December 31, 2011, was reduced by $97, related to VPFs under a master license agreement exhibitor-buyer arrangement with a third party vendor. VPFs represent a reduction in film rent paid to film distributors. Pursuant to this master license agreement, the Company purchased and owns digital projection equipment and the third party vendor, through their agreements with film distributors, will collect and remit VPFs to the Company , net of a 10% administrative fee. VPFs are generated based on initial display of titles on the digital projection equipment.  There were no VPFs collected in 2010.

Advertising Costs

        The Company expenses advertising costs as incurred.   Advertising costs incurred for the years ended December 31, 2011 and 2010 was $44 and $73, respectively.

Segments

        As of December 31, 2011 and 2010, the Company managed its business under one reportable segment: theatre exhibition operations.  All of the Company’s operations are located in the United States.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-4, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS”, to substantially converge the fair value measurement and disclosure guidance in US GAAP and IFRS.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard January 1, 2012 and does not expect the adoption of this standard to have a material impact on the financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-5, “Presentation of Comprehensive Income”, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard as of January 1, 2012 and does not expect it to have a material impact on the financial statements and disclosures.

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

3.	BALANCE SHEET COMPONENTS

PROPERTY AND EQUIPMENT

Property and equipment, net was comprised of the following:

	December 31, 2011	December 31, 2010
Equipment	$3,087	$2,880
Furniture and fixtures	95	95
Buildings and improvements	4,936	4,936
	$8,118	$7,911
Less: accumulated depreciation and amortization	(2,705)	(2,315)
Property and equipment, net	$5,413	$5,596

ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31, 2011	December 31, 2010
Accrued payroll	$94	$91
Accrued percentage rent	13	74
Other accrued expenses	103	79
Total	$210	$244

4.	LEASES

   OPERATING LEASE

    The Company leases the land on which the Theatre is located under an operating lease with an initial term of 25 years.  The lease provides for monthly payments subject to rent escalations during the initial lease term and at each renewal date. The lease offers three options to renew for periods of five years. The Company is reasonably assured the lease renewals will be exercised. The Company is also required to pay real property taxes and common maintenance expenses. In addition, rent includes an amount equal to a percentage of revenue generated in excess of a base amount of total revenues, as defined. Facility lease expense amounted to $478 and $572 for the years ended December 31, 2011 and 2010, respectively. Included in facility lease expense is percentage rent totaling $13 and $74 for the years ended December 31, 2011 and 2010, respectively.

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

At year-end, future minimum lease payments were as follows:

Year	Amount
2012	$300
2013	300
2014	300
2015	314
2016	319
Thereafter	9,879
$11,412

CAPITAL LEASES

The Company leases certain theatre equipment under capital leases that expire through 2017. The assets are being amortized over the shorter of their lease terms or their estimated useful lives. The applicable amortization is included in depreciation and amortization expense in the accompanying financial statements. Amortization of assets under capital leases charged to expense during the years ended December 31, 2011 and 2010 was $92 and $41, respectively.

The following is a summary of property held under capital leases included in property and equipment:

	December 31, 2011	December 31, 2010
Equipment	$697	$697
Less: accumulated amortization	190	98
Net	$507	$599

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

Future maturities of capital lease payments as of December 31, 2011 for each of the next five years and in the aggregate are:

Year ending
2012	$153
2013	151
2014	107
2015	83
2016	24
Thereafter	22
Total minimum payments	540
Less: amount representing interest	(85)
Present value of minimum payments	455
Less: current portion	(121)
$334

5. NOTES PAYABLE

Notes payable at December 31, 2011 and 2010 consisted of the following:

2011:		Total	Current portion	Non-current portion
	Mortgage loan on building	$2,915	$74	$2,841
	Note payable-bank	574	211	363
	Note payable-SBA	644	29	615
Total		$4,133	$314	$3,819

2010:		Total	Current portion	Non-current portion
	Mortgage loan on building	$2,984	$69	$2,915
	Note payable - bank	773	199	574
	Note payable - SBA	671	27	644
Total		$4,428	$295	$4,133

The mortgage loan on building is for the Company’s Theater building. Interest is 6.25% and 6.0% for the years ended December 31, 2011 and 2010 and is based on the federal rate plus 2.25%.  The maturity date of the mortgage loan is March 2019.    The mortgage loan is collateralized by the Theatre building and related improvements, assignment of leases and rents, and all business assets of the Company. The mortgage is personally guaranteed by the shareholder and other entities in which the shareholder has ownership or is a trustee.  The proceeds of the loan were used to build the Theatre.

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

The mortgage loan, note payable - bank, and line of credit contains certain restrictions and covenants. The Company must maintain an annual debt service coverage ratio of at least 1.25 among all the obligations, and the obligation of the shareholder and shareholder's other affiliated entities. The Company was in violation of this covenant as of December 31, 2011. The Company has obtained a waiver of the 2011 debt service coverage ratio which cures the debt covenant violation, whereas the bank will not call the debt due.

Note payable – bank carries an interest rate of 6.25% and  6.0% for the years ended December 31, 2011 and 2010  and requires monthly payments sufficient to amortize the loan until maturity. The maturity date of the loan is July 2014. The note is collateralized by the business assets of the Company, as defined. The proceeds of the loan were used to purchase various items of equipment for the Theatre.

Note payable — SBA, carries an interest rate of 5.62%  for the years ended December 31, 2011 and 2010 . Monthly payments are required in amounts that are sufficient to amortize the loan until maturity.  The maturity date of the loan is September 2026.

Maturities of mortgages and notes payable each of the next five years based on amounts due at December 31, 2011 are as follows:

Years Ending December 31,
2012	$314
2013	334
2014	254
2015	123
2016	131
Thereafter	2,977
$4,133

The Company has a $150 revolving of credit with a third party financial institution, at an interest rate of 5% for the years ended December 31, 2011 and 2011.  The outstanding balance as of December 31, 2011 and 2010 was $113 and $137, respectively and matures in March 2012. Interest expense on the line of credit for the years ending December 31, 2011 and 2010 was approximately $4 and $6, respectively. The line of credit is collateralized by business assets of the company, as defined.

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

6. INCOME TAXES

In July 2006, the FASB issued ASC 740-10, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a return. ASC 740-10 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. ASC 740-10 became effective as of January 1, 2007 and had no impact on the Company’s financial statements. The Company has filed income tax returns in the United States and Connecticut. All tax years prior to 2008 are closed by expiration of the statute of limitations. The years ended December 31, 2008 through and including 2011, are open for examination. If the Company did incur any uncertain tax positions for the years the Company was a Subchapter S Corporation, the liability would be the responsibility of the shareholders of the Company.

7.	COMMITMENTS AND CONTINGENCIES

Management believes that it is in substantial compliance with all relevant laws and regulations that apply to the Company, and is not aware of any current, pending or threatened litigation that could materially impact the Company.

All of the Company’s current operations are located in Connecticut, with the customer base being public attendance.  The Company’s main suppliers are the major movie studios, primarily located in the greater Los Angeles area.  Any events impacting the region the Company operates in, or impacting the movie studios, who supply movies to the Company, could significantly impact the Company’s financial condition and results of operations.

The Company has a license agreement with another vendor to license motion activated theatre seats. The license period is 7 years through October 2017 and the Company pays the vendor a portion of the admissions ticket premium price during the license period.

LISBON THEATERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(in thousands)

8.	STOCKHOLDER’S EQUITY

Capital Stock

        As of December 31, 2011 and 2010, the Company's authorized capital stock consisted of 5,000 shares of common stock.  As of December 31, 2011 and 2010, 5,000 shares were issued and outstanding.  All of the shares were held by one individual.

9.	RELATED PARTY TRANSACTIONS

The Company has a payable of $213 and $446 at December 31, 2011 and 2010, respectively, to an entity affiliated with the Company’s shareholder.   The affiliated entity is a standalone theatre operation in which the shareholder has a 50% ownership interest.  The Company does not have any equity ownership interest in this entity and does not have any ability over this entity’s operations. There are no interest or repayment terms.
The Company has a guarantee and cross default agreement related to obligations for the shareholder and the shareholder’s other affiliated entities.  The amount of obligations under guarantee is approximately $3.2 million.  The obligations of the shareholder and the shareholder’s affiliated entities have been funded through operations and other sources.   The Company does not have any obligation under this guarantee as of December 31, 2011 and 2010.

10.	SUPPLEMENTAL CASH FLOW DISCLOSURE

	December 31, 2011	December 31, 2010
Interest paid	$357	$381
Assets acquired under capital leases	-	395

11.	SUBSEQUENT EVENT

In February 2012, the shareholder of the Company and Digital Cinema Destinations Corp. (“Digiplex”), an operator of movie theatres headquartered in New Jersey, signed an asset purchase agreement for Digiplex to acquire the assets of the Theatre. The acquisition of the Company is contingent upon Digiplex obtaining financing sufficient to fund the purchase price. The agreed upon purchase price for the Company is $6,000, payable in cash. There is also an additional purchase price payable in the future, if certain profitability measures are exceeded. Digiplex will purchase the assets of the Company and assume the operating leases. All other liabilities, capital leases and note obligations will not be assumed, including any guarantees or cross default arrangements on any other debt of the Company’s shareholder or the shareholder’s affiliated entities

Report of Independent Registered Public Accounting Firm

The Members of K&G Theatres LLC

We have audited the accompanying statements of operations, members’ deficit and cash flows of K&G Theatres LLC (the “Company”) for the years ended December 31, 2010 and 2009. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of operations, members’ deficit, and cash flows referred to above present fairly, in all material respects, the results of operations and cash flows of K&G Theatres LLC for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNERAMPER LLP

Edison, New Jersey
December 16, 2011

K&G THEATRES LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2010 and 2009
(In thousands)

	2010	2009

Revenues	$861	$1,057
861
COSTS AND EXPENSES
Cost of operations:
Film rent expense	326	423
Cost of concessions	62	74
Salaries and wages	77	89
Facility lease expense	98	138
Utilities and other	125	157

Total cost of operations	688	881
General and administrative expenses	108	118
Depreciation and amortization	1	4
Total costs and expenses	797	1,003

OPERATING INCOME	64	54
OTHER EXPENSE
Interest	13	14

NET INCOME	$51	$40

See accompanying notes to the financial statements.

K&G THEATRES LLC
STATEMENTS OF MEMBERS’ DEFICIT
(In thousands)

Balance, December 31, 2008	$(66)
Net income	40
Member withdrawals	(47)
Balance, December 31, 2009	(73)
Net income	51
Member withdrawals	(29)
Balance, December 31, 2010	$(51)

See accompanying notes to the financial statements.

K&G THEATRES LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010 and 2009
(in thousands)

	2010	2009
Cash flows from operating activities
Net income	$51	$40
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1	4
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1	14
Accounts payable and accrued expenses	(76)	51
Deferred rent expense	(4)	(2)
Net cash (used in) provided by operating activities	(27)	107

Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities
Return of member capital	(29)	(47)
Repayments of notes payable	(4)	(4)
Net cash used in financing activities	(33)	(51)
Net change in cash	(60)	56
Cash at beginning of year	113	57
Cash at end of year	$53	$113

See accompanying notes to the financial statements.

K&G THEATRES LLC

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(in thousands)

1. THE COMPANY AND BASIS OF PRESENTATION

        K&G Theatres LLC (the "Company," or "K&G") was incorporated in the State of Connecticut on December 14, 2007.   K&G operates an eight screen movie theatre located in Bloomfield, Connecticut (the “Theatre”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, those related to film rent expense settlements, depreciation and amortization, asset impairments and income taxes. Actual results could differ from those estimates.

Revenue Recognition

        Revenues are generated principally through admissions and concessions sales with proceeds received in cash or via credit card at the point of sale and revenue are recognized at the point of sale. Credit card sales are normally settled in cash within approximately three business days from the point of sale, and any credit card chargebacks have been insignificant.  Revenues also include rentals to a group that regularly displays ethnic-oriented movies for a fixed monthly sum. Collections of box office receipts above the fixed sum are remitted to the group, while any shortfall is paid by the group. Such revenue is recognized monthly when earned based on the contract.  The Company also sells theatre admissions in advance of the applicable event, and sells gift cards for patrons’ future use. The Company defers the revenue from such sales until considered redeemed, however such sales were insignificant for the years ended December 31, 2010 and 2009.

Cash

        At December 31, 2010 and 2009, the Company held substantially all of its cash in checking accounts with a major financial institutions, and had minor amounts on hand in cash at the Theatre, in the normal course of business.

Property and Equipment

        The Company states property and equipment at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

        The Company records depreciation and amortization using the straight-line method over the following estimated useful lives:

Equipment	5 years
Leasehold Improvements	lesser of lease term or estimated useful life

K&G THEATRES LLC

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(in thousands)

Impairment of Long-Lived Assets

         The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable.  If the sum of the expected theatre cash flows, undiscounted and without interest charges is less than the carrying amount of the assets, the Company recognizes an impairment charge in the amount by which the carrying value of the assets exceeds their fair value.

        The Company considers actual theatre level cash flows, future years budgeted theatre level cash flows, theatre property and equipment carrying values, the age of the theatre, competitive theatres in the marketplace, the impact of recent ticket price changes, available lease renewal options and other factors considered relevant in its assessment of impairment of individual theatre assets.. The fair value of assets is determined using the present value of the estimated future cash flows or the expected selling price less selling costs for assets of which the Company expects to dispose. Significant judgment is involved in estimating cash flows and fair value.

There were no impairment charges recorded for the years ending December 31, 2010 and 2009.

Leases

        The Company's operations are conducted in premises occupied under a non-cancelable lease agreement with an initial base term of five years. The Company, at its option, can renew the leases at defined rates for another five years. There are no conditions imposed upon the Company  by its lease agreements or by parties other than the lessor that legally obligate the Company to incur costs to retire assets as a result of a decision to vacate its leased properties.  The lease does not require the Company to return the leased property to the lessor in its original condition (allowing for normal wear and tear) or to remove leasehold improvements.  The Company accounts for its leased property under the provisions of ASC Topic 840, Leases and other authoritative accounting literature.

Income Taxes

No provision has been made in the financial statements for income taxes because the Company reports its income and expenses as a Limited Liability Company whereby all income and losses are taxed at the member level.

        Income tax rules and regulations are subject to interpretation, require judgment by the Company and may be challenged by the taxation authorities.  In accordance with ASC Subtopic 740-10, the Company recognizes a tax benefit only for tax positions that are determined to be more likely than not sustainable based on the technical merits of the tax position. With respect to such tax positions for which recognition of a benefit is appropriate, the benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions are evaluated on an ongoing basis as part of the Company's process for determining the provision for income taxes. Any interest and penalties determined to result from uncertain tax position will be classified as interest expense and other expense.

Deferred Rent

        The Company recognizes rent expense on a straight-line basis, after considering the effect of rent escalation provisions resulting in a level monthly rent expense for each lease over its term.

K&G THEATRES LLC

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(in thousands)

Film Rent Expense

        The Company estimates film rent expense and related film rent payable based on management's best estimate of the ultimate settlement of the film costs with the film distributors. Generally, less than one-quarter of film rent expense is estimated at period-end, with the majority being agreed to under firm terms. The length of time until these costs are known with certainty depends on the ultimate duration of the film's theatrical run, but is typically "settled" within one to two months of a particular film's opening release. Upon settlement with the film distributors, film rent expense and the related film rent payable is adjusted to the final film settlement.

Advertising

        The Company expenses advertising costs as incurred. Advertising costs incurred for the years ended December 31, 2010 and 2009 were $9 and $27, respectively.

Segments

        As of December 31, 2010 and 2009, the Company managed its business under one reportable segment: theatre exhibition operations.  All of the Company’s operations are located in the United States.

3. CREDIT FACILITY

In February 2008, K&G entered into a credit facility with the Community Economic Development Fund (“CEDF”), with a maximum borrowing capacity of $150 (the “Loan”).  Borrowings under the Loan were evidenced by promissory notes and were used for initial rent and security payments to the property owner, and various theatre improvements.  All of the borrowings under the Loan were made in 2008, and aggregated $113.  The Loan bears interest at the rate of 10 % per annum, and requires payments of interest only for the six months from April 2008 through September 2008, with monthly payments of principal and interest for 15 years thereafter.  The loan is personally guaranteed by the owners of K&G and their spouses, and may be prepaid at any time without penalty.  The lease contains no financial covenants; however it imposes restrictions on the use of Loan proceeds, sale or transfer of the business, and dividends or distributions from the business. No events of default occurred under the Loan during the fiscal years ended December 31, 2010 and 2009.  Interest expense on the Loan for the years ended December 31, 2010 and 2009 was $13 and $14, respectively.

4. LEASES

        The Company accounts for its lease as an operating lease. Minimum rentals payable for the non-cancelable term are summarized for the following fiscal years (in thousands):

2011	$65
2012	68
2013	76
Thereafter	-
Total	$209

        Rent expense under the lease was $98 and $138 for the years ended December 31, 2010 and 2009, respectively.

K&G THEATRES LLC

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(in thousands)

5.  INCOME TAXES

In July 2006, the FASB issued ASC 740-10, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a return. ASC 740-10 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. ASC 740-10 became effective as of January 1, 2007 and had no impact on the Company’s financial statements. The Company has filed income tax returns in the United States and Connecticut. All tax years prior to 2008 are closed by expiration of the statute of limitations. The years ended December 31, 2008 through and including 2010, are open for examination. If the Company did incur any uncertain tax positions for the years the Company was a disregarded entity, the liability would be the responsibility of the members of the Company.

6. COMMITMENTS AND CONTINGENCIES

      The Company’s management believes it is in substantial compliance with all relevant laws and regulations that apply to the Company, and are not aware of any current, pending or threatened litigation that could materially impact the Company.

        The Company’s operations are located in Bloomfield Connecticut, with the customer base being public attendance.  The Company’s main suppliers are the major movie studios, primarily located in the greater Los Angeles area.  Any events impacting the region the Company operates in, or impacting the movie studios, who supply movies to the Company, could significantly impact the Company’s financial condition and results of operations.

7. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Interest paid	$13	$12
Income taxes paid	-	1

8. SUBSEQUENT EVENTS

        On February 17, 2011, certain assets of the Company were acquired by a subsidiary of Digital Cinema Destinations Corp. (“Digiplex”) pursuant to an asset purchase agreement.  Digiplex is an operator of movie theatres headquartered in New Jersey.  Digiplex paid cash consideration of $113, representing the amount of principal and accrued interest due under the Loan for the acquisition. The Loan was repaid in full on the acquisition date and Digiplex modified the terms of the existing operating lease on the acquisition

         Shares of Class A Common Stock

________________

PROSPECTUS

________________

        , 2012

Until      , 2012, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

Information Not Required In Prospectus

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the various costs and expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All such expenses are estimates, except for the SEC registration fee and the FINRA filing fee. The following expenses will be borne solely by the Company.

SEC Registration Fee		$2,636
FINRA Filing Fee		$2,800
Nasdaq Filing Fee		$50,000
Printing and Engraving Expenses	$	_____
Legal Fees and Expenses	$	_____
Accounting Fees and Expenses	$	_____
Transfer Agent and Registrar Fees	$	_____
Miscellaneous Expenses	$	_____
Total	$	_____

Item 14.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 6.1 of Article VI of the Company’s bylaws provide for indemnification by the Company of its directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Article Ninth of the Company’s Amended and Restated Certification of Incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under Delaware law. Under Section 102(b)(7) of the DGCL, a director shall not be exempt from liability for monetary damages for any liabilities arising (i)from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii)from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii)under Section 174 of the DGCL, or (iv)for any transaction from which the director derived an improper personal benefit.

Prior to the completion of this offering, the Company expects to purchase and maintain a director and officer insurance policy on behalf of any person who is or was a director or officer of the Company. Under such insurance policy, the directors and officers of the Company will be insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities

The following is information furnished with regard to all securities sold by the Company within the past three years that were not registered under the Securities Act after giving effect to a one-for-two reverse stock split of our Class A and Class B common stock which was approved by the Company’s board of directors in November 2011.

In connection with its formation in August 2010, the Company issued 200 shares of its common stock to Mr. Mayo and 100 shares of its common stock to IJM Family Limited Partnership in exchange for consideration of $415. On December 10, 2010 these shares were redeemed by the Company in exchange for 900,000 shares of the Company’s Class B common stock and 450,000 shares of our Class A common stock, respectively.

On December 31, 2010, the Company issued 87,500 shares of Class A common stock to non-employees (who subsequently became employees) and a board member, for performance of services rendered during the fiscal year. On June 30, 2011, the Company issued 15,000 shares of Class A common stock to directors and 16,665 shares to various employees.  The Company sold the following shares of its Series A preferred stock to the following entities and individuals on the dates set forth below.

Name	Date	Number of Shares	Consideration
Richard P. Casey	12/28/2010	125,000	$250,000
Ullman Family Partnership	12/29/2010	250,000	$500,000
Neil T. Anderson	12/30/2010	200,000	$400,000
Jesse Sayegh	12/31/2010	250,000	$500,000
Dark Bridge	1/3/2011	50,000	$100,000
Roger Burgdorf	1/3/2011	37,500	$75,000
Sandy Marks	1/4/2011	25,000	$50,000
Neil T. Anderson	1/3/2011	50,000	$100,000
Spector Family Trust	1/6/2011	50,000	$100,000
Anthony B. Cimino	1/11/2011	75,000	$150,000
Robert Klein	1/17/2011	17,500	$35,000
Richard P. Casey	1/28/2011	125,000	$250,000
T. James Newton III	2/11/2011	5,000	$10,000
Gary Spindler	2/23/2011	50,000	$100,000
Las Aguillas Holdings LLC	2/25/2011	15,000	$30,000
Jeffrey Gerson	3/15/2011	25,000	$50,000
John Nelson	4/8/2011	50,000	$100,000
J. Richard Suth	5/12/2011	125,000	$250,000
Cyril J. Goddeeris	5/13/2011	125,000	$250,000
Vlad Y Barbalat	5/16/2011	62,500	$125,000
Dr. Steven Struhl	5/31/2011	10,000	$20,000
Arthur J. Papetti	6/3/2011	50,000	$100,000
Exeter Investments (Papetti)	8/16/2011	75,000	$150,000
Ellen Doremus	9/14/2011	50,000	$100,000
Arthur Israel	9/28/2011	75,000	$150,000

The securities issued in the foregoing transactions were exempt from registration under Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering. The Company placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale. No general advertising or solicitation was used in selling the securities. No commissions or underwriting fees were paid to any placement agents in connection with the sale or issuances of the securities.

The Company has agreed to issue to the underwriters warrants to purchase a number of shares of its Class A common stock equal to an aggregate of 1% of the shares of Class A common stock sold in the offering, other than shares of its Class A common stock covered by the over-allotment option, if any are purchased. The warrants will have an exercise price equal to 110% of the offering price of the shares of Class A common stock sold in this offering. For additional information regarding these warrants, see “Underwriting — Underwriting Compensation.”

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

1.1**	Form of Underwriting Agreement

2.1*	Asset Purchase Agreement dated of December 31, 2010, by and between Rialto Theatre of Westfield, Inc., Cranford Theatre, Inc., DC Westfield Cinema, LLC, and DC Cranford Cinema, LLC.
2.2*	Asset Purchase Agreement dated of February 17, 2011, by and between DC Bloomfield Cinema, LLC and K&G Theatres, LLC.

2.3*
Asset Purchase Agreement dated of April 20, 2011, by and between Cinema Supply, Inc., d/b/a Cinema Centers, Martin Troutman, Doris Troutman, DC Cinema Centers, LLC, McNees Wallace & Nurick LLC, as escrow agent, and, solely with respect to Sections 2.6(a), 2.8, 2.9 and 2.10, Gina DiSanto, Trudy Withers, and Van Troutman.

2.4*
Amendment dated as of June 30, 2011 to the Asset Purchase Agreement dated of May 3, 2011, by and between Cinema Supply, Inc., d/b/a Cinema Centers, Martin Troutman, Doris Troutman, DC Cinema Centers, LLC, McNees Wallace & Nurick, LLC, as escrow agent, and, solely with respect to Sections 2.6(a), 2.8, 2.9 and 2.10, Gina DiSanto, Trudy Withers, and Van Troutman.

2.5**	Asset Purchase Agreement dated as of February 13, 2012, by and between Lisbon Theaters, Inc., Daniel C. O'Neil, Timothy M. O'Neil, and DC Lisbon Cinema, LLC.

3.1*	Amended and Restated Certificate of Incorporation dated of December 8, 2010.
3.2*	Certificate of Designation of Series A preferred Stock dated of December 29, 2010.

3.3*	Bylaws

3.4***	Form of Second Amended and Restated Certificate of Incorporation

4.1***	Specimen of Class A Common Stock certificate

4.2**	Form of Warrant

5.1***	Opinion of Eaton & Van Winkle LLP

10.1*	Employment Agreement dated of September 1, 2010, by and between Digital Cinema Destinations, Corp. and A. Dale Mayo.
10.2*	Employment Agreement dated of June 2011, by and between Digital Cinema Destinations, Corp. and Brian Pflug.
10.3*	Employment Agreement dated of December 1, 2011, by and between Digital Cinema Destinations, Corp. and Brett Marks.
10.4*	Employment Agreement dated of September 28, 2011, by and between Digital Cinema Destinations, Corp. and Jeff Butkovsky.

10.5*	Exhibitor Management Services Agreement dated of January 28, 2011, by and between Cinedigm Cinema, Corp. and Digital Cinema Destinations, Corp.

10.6*	RealD™ System Leasing Agreement dated of March 23, 2011, by and between RealD Inc., and Digital Cinema Destinations, Corp.
10.7*	Agreement to Loan Equipment dated of June 2011, by and between Barco, Inc. and Digital Cinema Destinations, Corp.
10.8*	Equipment Warranty and Support Agreement dated of March 29, 2011, by and between Barco, Inc. and Digital Cinema Destinations Corp.
10.9*	Special Events Network Affiliate Agreement of March 14, 2011, by and between National CineMedia, LLC and Digital Cinema Destinations Corp.
10.10*	Network Affiliate Agreement dated of March 14, 2011, by and between National CineMedia, LLC and Digital Cinema Destinations Corp.
10.11*	Lease Agreement dated of December 31, 2010, by and between Cranford Theatre Holding Co, LLC and DC Cranford Cinema, LLC.

10.12*	Lease Agreement dated of December 31, 2010, by and between Rialto Holding Co, LLC and DC Westfield Cinema, LLC.
10.13*	Lease Agreement dated of February 6, 2008, by and between Wintonbury Mall Associates, LLC and K&G Theatres, LLC.
10.14*
First Amendment dated of February 17, 2011, by and between Wintonbury Mall Associates, LLC, K&G Theatres, LLC and DC Bloomfield Cinema, LLC to the Lease Agreement dated of February 6, 2008, by and between Wintonbury Mall Associates, LLC and K&G Theatres, LLC.

10.15	2012 Stock Option and Incentive Plan.

14.1	Code of Ethics

21.1**	List of Subsidiaries

23.1	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm.

23.2	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm.

23.3	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm.

23.4	Consent of Eisner Amper LLP, Independent Registered Public Accounting Firm.

23.5**	Consent of Eaton & Van Winkle LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page).

_______________
*   Filed as an exhibit to the Company's registration statement on Form S-1, filed with the Securities and Exchange Commission on December 20, 2011 and incorporated herein by reference.
** Filed as an exhibit to Amendment No. 2 to the Company's registration statement on Form S-1, filed with the Securities and Exchange Commission on February 15, 2012 and incorporated herein by reference.
*** To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or a controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement at the time it was declared effective.

(2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Westfield, State of New Jersey, on March 6, 2012.

DIGITAL CINEMA DESTINATIONS CORP.
By:	/s/ A. Dale Mayo
A. Dale Mayo Chief Executive Officer and Chairman

By:	/s/ Brian Pflug
Brian Pflug, Chief Financial Officer, Principal Accounting Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on March 6, 2012 in the capacities and on the dates indicated:

Signature	Title

/s/ A. Dale Mayo	Chief Executive Officer and Chairman
A. Dale Mayo

/s/ Brian Pflug	Chief Financial Officer, Principal Accounting Officer and Director
Brian Pflug

/s/ Brett Marks	Senior Vice President of Business Development and Director
Brett Marks

*	Director
Neil T. Anderson

*	Director
Richard Casey

*	Director
Martin O’Connor, II

/s/ Charles Goldwater	Director
Charles Goldwater

*By:	/s/ Brian Pflug
Brian Pflug
Attorney-in-fact